SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

04028559

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: May 2004

Commission File Number: 000-30670

RIO NARCEA GOLD MINES, LTD.
(Name of Registrant)

Avda. Del Llaniello, 13 Bajo
33860 Salas,
Asturias, Spain
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ___ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIO NARCEA GOLD MINES, LTD.

Date: May 12, 2004

By: ______________________
Name: John H. Craig
Title: Secretary

EXHIBIT

Exhibit	Description of Exhibit
1	Annual Report to Shareholders of Rio Narcea Gold Mines, Ltd. for the year ended December 31, 2003.

Río Narcea Gold Mines, Ltd.

2003 Annual Report



A GROWING mineral resource company

Rio Narcea

Gold Mines, Ltd.

Annual Meeting

Tuesday, June 1, 2004,
10:00 am, Toronto Hilton, Governor General Suite,
145 Richmond Street West, Toronto, Ontario, Canada

A GROWING mineral resource company

Rio Narcea Gold Mines, Ltd. is a growing diversified mining company with operating mines and development and exploration projects in Spain and Portugal. Over the last decade, the Company has proven its ability to permit and develop mines within the European Union while adhering to the highest standards of environmental and social practice.

The Company operates the El Valle and Carlés gold mines and is rapidly advancing the construction and development of its Aguablanca nickel-copper-platinum group metals (PGM) project, scheduled for commissioning in the latter part of 2004. Rio Narcea has also established a business development division to actively seek out and acquire quality precious and base metal projects in acceptable geographic locations. These efforts have recently led to the acquisition of the advanced-stage Salave gold project, located in proximity to Rio Narcea's existing gold operations.

For Rio Narcea, 2004 will be a pivotal year. With the optimization of our gold operations, the initiation of a full feasibility study on the Salave gold project and the commencement of mining of the Aguablanca Ni-Cu-PGM deposit, Rio Narcea is now well positioned to continue its profitable growth in a resurgent metals market. The anticipated robust returns from its operations will be used to develop new opportunities for continued growth and assist the Company in meeting its near-term objective of joining the select ranks of the profitable, mid-tier metal producers.

Rio Narcea is listed on the Toronto Stock Exchange under the symbol RNG and is included in the S&P/TSX Composite Index. On February 25, 2004, Rio Narcea listed on the American Stock Exchange under the symbol RNO.

RIO NARCEA Gold Mines, Ltd.

Contents

Cover:
Construction work at Aguablanca nickel project, mid-March 2004

Note
Some statements in this annual report contain forward-looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.

All dollar amounts in U.S. currency and units of measurement are metric unless otherwise stated.



2003 in Review





124,363
177,225
174,175
'01 '02 '03
$(0.9)
$14.1
$21.1
'01 '02 '03
$33.9
$55.5
$60.8
'01 '02 '03
$(3.7)
$9.7
$3.8
'01 '02 '03

Gold Production (ounces)

Cash Flow from Operations ($ millions)

Revenue ($ millions)

Earnings ($ millions)

2003 Achievements

- Exceeded operating performance targets:
  - Gold production of 174,175 ounces
  - Cash operating cost of $146 per ounce
- Delivered strong financial results:
  - Net earnings of $3.8 million or $0.04 per share
  - Cash flow from operations of $21.1 million
  - Reduction of $6.9 million in financial obligations
  - Largely unhedged
- Advanced development of Aguablanca nickel project:
  - Project financing completed in August
  - Construction started in October
- Equity financings of $50.6 million
- Inclusion in the S&P/TSX Composite Index

Subsequent Events

- Commenced trading on the American Stock Exchange
- Acquisition of the Salave gold deposit in Spain
- $30 million loan drawdown for Aguablanca with no nickel hedging requirements

2004 Objectives

- Start production at Aguablanca in second half of the year
- Complete successful transition from open pit to underground mining at existing gold operations
- Intensify exploration efforts at gold operations to increase reserves
- Advance full feasibility study on Salave gold project
- Continue exploration for nickel in Spain and Portugal
- Seek and acquire next growth opportunity for the Company

Financial Highlights

($000 except where stated)	2003	2002
Production		
Gold ounces produced	174,175	177,225
Cash operating cost *($/oz)*	146	143
Financial Results		
Revenue	60,818	55,506
Net income	3,820	9,698
Cash flow from operations	21,118	14,138
Net income per share	$ 0.04	$ 0.13
Financial Position		
Cash and cash equivalents	32,862	7,737
Working capital	29,702	9,069
Total assets	162,005	86,241
Long-term debt	6,706	13,593
Weighted average shares outstanding - basic	98,747,244	72,249,367

Mineral Reserves and Resources [1] [3] [4]

(as at December 31, 2003)

Gold Operations [2]

		Category	Tonnes (000s)	Au Grade (g/t)	Contained Ounces Au (000s)	Cu Grade (%)	Contained Tonnes Cu
Mineral [5] Reserves	El Valle Open Pit	Proven	491	5.50	87		
		Probable	110	6.13	22		
		Total	**601**	**5.62**	**109**		
	El Valle Underground	Proven	506	3.94	64	1.19	6,011
		Probable	352	4.10	46	1.36	4,770
		Total	**858**	**4.00**	**110**	**1.26**	**10,781**
	Carlés Open Pit	Proven	52	4.08	7		
		Probable	7	4.37	1		
		Total	**59**	**4.12**	**8**		
	Carlés Underground	Proven	196	4.76	30	0.73	1,436
		Probable	493	4.16	66	0.57	2,822
		Total	**689**	**4.33**	**96**	**0.62**	**4,258**
	Total reserves		2,207	4.55	323		
	containing copper reserves		*1,547*			*0.97*	*15,039*
Mineral Resources	El Valle Open Pit	Measured	–	–	–		
		Indicated	–	–	–		
		Total	**–**	**–**	**–**		
		Inferred	28	6.65	6		
	El Valle Underground	Measured	452	4.50	65		
		Indicated	631	5.27	107		
		Total	**1,083**	**4.95**	**172**		
		containing	*892*			*0.85*	*7,571*
		Inferred	2,035	7.25	474		
		containing	*868*			*0.77*	*6,684*
	Carlés Underground	Measured	110	5.12	18	0.35	380
		Indicated	190	5.15	31	0.50	957
		Total	**300**	**5.14**	**49**	**0.45**	**1,337**
		Inferred	728	5.30	124	0.44	3,234
	Total measured and indicated		1,383	4.99	222		
	containing copper		*1,192*			*0.75*	*8,908*
	Total inferred		2,791	6.73	604		
	containing copper		*1,596*			*0.62*	*9,918*

Gold Projects [2]

		Category	Tonnes (000s)	Au Grade (g/t)	Contained Ounces Au (000s)
Mineral Resources	Corcoesto	Measured	3,648	1.46	171
		Indicated	4,024	1.44	186
		Total	**7,672**	**1.45**	**357**
		Inferred	1,573	1.56	79
	Godán	Inferred	464	7.11	106
	La Brueva	Inferred	898	2.69	78
	Total measured and indicated		7,672	1.45	357
	Total inferred		2,935	2.78	263

Gold Operations and Projects

	Contained Ounces Au (000s)	Contained Tonnes Cu
Total proven and probable reserves	323	15,039
Total measured and indicated resources	579	8,908
Total inferred resources	867	9,918

Base Metal Project

		Category	Tonnes (000s)	Ni (%)	Cu (%)	Combined PGM (g/t)	Au (g/t)
Mineral Reserves [6]	Aguablanca	Proven	13,600	0.66	0.47	0.48	0.13
		Probable	2,100	0.62	0.44	0.45	0.12
		Total	**15,700**	**0.66**	**0.46**	**0.47**	**0.13**
Mineral Resources [7]	Aguablanca	Measured	2,300	0.73	0.54	0.55	0.13
		Indicated	1,700	0.60	0.53	0.45	0.14
		Total	**4,000**	**0.67**	**0.54**	**0.51**	**0.14**
		Inferred	5,950	0.53	0.46	0.40	0.13

Our Property Assets

Gold and Nickel-Copper-PGM

Corcoesto

Heap leach gold project
Measured and indicated resources: 357,000 oz gold

Lugo

Gold exploration project

Carlés

Underground mine
Accounts for approximately 10% of annual gold production
Reserves: 104,000 oz gold, 9.4 million lbs copper

Salave

Feasibility stage gold project
Historical resource estimates:
10 to 20 million tonnes at 3 to 5 g/t gold

El Valle

Open pit and underground mine
2003 gold production: 174,175 oz†
2003 operating cash cost: $146/oz†
Reserves: 219,000 oz gold, 23.8 million lbs copper
† includes production from Carlés

Penedono

Gold exploration project


Lugo
Salave
Corcoesto
Carlés Mine
El Valle Mine
Gold
Ni-Cu-PGM
Penedono
Rio Malo
Madrid
PORTUGAL
SPAIN
Ossa Morena Region
Aguablanca
Huelva
Sevilla

Ossa Morena

Ni-Cu-PGM exploration project
Size of concession: 6,000 km²
Multiple nickel sulfide targets

Aguablanca

Open pit production starting in second half of 2004
Current mine life: 10.5 yrs
Projected annual production:
18 million lbs nickel,
11 million lbs copper,
and 20,000 oz PGM
Additional underground potential

Notes to Page 2

(1) Updated mineral reserves and resources, as of December 31, 2003, are stated in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) on August 20, 2000. Updates are prepared by or under the direction of Alan C. Noble, O.R.E. Reserves Engineering, Colorado, U.S.A., who is the independent "Qualified Person" for Rio Narcea as that term is defined in National Instrument 43-101.
(2) Mineral reserves and resources have been estimated using site specific appropriate cut-off grades based upon a gold price of $325/oz and an exchange rate of $1.00/€ (equivalent to €325/oz).
(3) Mineral resources (of all categories) that are not mineral reserves do not have demonstrated economic viability. Mineral resources do not include mineral reserves.
(4) Contained ounces figures are before mill recovery factors are applied.
(5) Mineral reserves reflect the diluted tonnages and grades of the mine plan.
(6) Mineral reserves for the Aguablanca project are based upon the July 2002 Feasibility Study Report with the following economic parameters: exchange rate of $1.00/€, nickel price of $6,600/tonne, copper price of $1,600/tonne, and platinum and palladium prices of $400/oz. Mineral reserves were calculated using a €8.23/tonne net smelter return (equal to 0.256% equivalent nickel).
(7) Mineral resources for the Aguablanca project have been estimated using a 0.2% nickel cut-off grade.

Cautionary Note to U.S. Investors: *The United States Securities and Exchange Commission permits mining companies, in their filing with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this annual report, such as "mineral resources," "measured," "indicated," and "inferred resources," that the SEC guidelines prohibit us from including in our filing with the SEC. Investors are urged to consider closely the disclosure in our Form 40-F, File No. 0-30670, available from us by contacting the Investor Relations Department.*

Message to Shareholders

From the Chairman and President

Rio Narcea reached its tenth anniversary year with another excellent annual operating performance. Gold production and cash costs for 2003 at 174,175 ounces and $146 per ounce, respectively, continued at record levels while operating cash flow increased to $21.1 million ($14.1 million in 2002), reflecting the positive effect on our realized gold price of the decision to buy back our U.S. dollar denominated call options in 2002. However, net earnings declined from $9.7 million to $3.8 million in 2003, primarily as a result of the negative impact of the stronger Euro versus the U.S. dollar on operating costs and significantly higher exploration expenditures. Absent of these factors, net earnings would have increased to $10.7 million in 2003. The strong operating results, together with two successful equity financings during the year totaling $50.6 million, have further strengthened our balance sheet, leaving the Company well positioned to continue its future development and growth plans.

Rio Narcea's decision to diversify into base metals, when the Aguablanca nickel opportunity in Spain arose, has been rewarded by the fundamentals of the nickel and copper markets, both of which have experienced dramatic price increases in the past year. These metals, together with platinum group metals, are soon to be produced at our Aguablanca mine in southern Spain. The major revenue generator at Aguablanca will be nickel, the demand for which is particularly strong in the face of insufficient nickel supplies for the next few years. The nickel market is currently being driven by explosive Chinese stainless steel consumption and it is no coincidence that Jinchuan Nonferrous Metals Corporation, China's largest nickel producer, has committed to purchase the entire mine output of Aguablanca for seven years from Rio Narcea's off-take partner, Glencore International AG. Rio Narcea is uniquely placed to capitalize on this favourable price environment with the Aguablanca mine scheduled for commissioning in the latter part of 2004. Thereafter the Company anticipates a new era of significantly higher cash flows and profits from its operations.

An increase in mine life and higher production are expected at Aguablanca with pit expansions and underground development. The mineralization below the open pit has higher grades than the open pit reserves and remains open at depth. In December of 2003, the Company announced plans to construct a decline ramp to access this higher grade mineralization below the pit, and to complete infill drilling and explore further extensions of the orebody.

This project, to be completed by the end of 2005, is predicated on taking further advantage of the anticipated high nickel prices by treating additional, substantially higher grade, underground tonnage in the Aguablanca plant, which has been specifically designed to accommodate additional throughput. The introduction of this additional higher grade ore could significantly increase nickel production and profitability at Aguablanca.

During the year, approximately $3 million was spent on nickel exploration on Rio Narcea's 6,000 km^2 landholdings in the Ossa Morena region of southern Spain and Portugal. An extensive airborne geophysical survey was conducted that identified several new targets correlating with favourable mafic and ultramafic intrusive rocks with geochemical anomalies. Six targets were drilled with highly anomalous concentrations of nickel encountered over significant widths in each of the target areas. The Company is encouraged by these early results, which support the potential of the region to host a heretofore undiscovered nickel sulfide district. However, while the Company will continue to evaluate the potential of several of some 100 targets identified, it also recognizes the magnitude of the undertaking necessary to effectively explore this large area within a meaningful time frame. Accordingly, the decision has been taken to actively seek out joint venture partners with the requisite resources and expertise to participate in exploring the area. Not only will this strategy enable Rio Narcea to share the exploration risk, it will enable the Company to direct more resources to the development and exploration of the higher grade mineralization below the Aguablanca open pit.

With respect to Rio Narcea's gold operations, we made reference in our message last year to the need to increase our reserve base to secure the longer term future of our gold operations. In pursuit of this objective, the Company recently announced the acquisition of the Salave gold deposit, one of Western Europe's largest undeveloped gold resources situated 60 km northwest of El Valle. This acquisition represents an important step towards enhancing the future of Rio Narcea's gold business. To date, approximately 35,000 m of drilling have been completed on the property and historical resource estimates by previous owners range from 10 to 20 million tonnes grading between 3 and 5 g/t gold. These estimates require verification by the Company and enhancement to reportable National Instrument 43-101 standards. The orebody at Salave remains open at depth. Although the mineralization is refractory, recent advances in both pressure oxidation and bio-oxidation technologies provide confidence that viable economic treatment processes are available. During 2004, the Company will initiate an infill drilling program as part of a comprehensive feasibility study and commence the initial permitting process. It follows that our gold exploration strategy on the Iberian Peninsula will be to focus on proving up additional reserves at our existing mines and to farm out the exploration and development of our remaining gold exploration properties to suitable joint venture candidates.

In December 2003, Rio Narcea signed a milling agreement with Crew Development Corporation to process high-grade ore from its Nalunaq gold mine in Greenland on a tolling fee basis. This will generate risk free revenues for the Company and enable the El Valle plant to operate more efficiently during the transition from open pit to underground mining at both El Valle and Carlés.

Rio Narcea is unique in that with the start-up of Aguablanca this year, it will be the only company in recent times to have permitted, constructed and brought on stream three mines within the European Union. With these achievements come experience, operating expertise and credibility. It is these skills and the ability to undertake and deliver, what are at times complex projects, within budget and on time in a highly regulated environment that give Rio Narcea its competitive advantage. While operating in the Iberian Peninsula is a preference, we do recognize that to grow and enhance shareholder value, we need to be where the opportunities are, even if this involves venturing further afield. Rio Narcea therefore established, in mid-2003, a new business development division to seek out, investigate and secure new business opportunities in areas where it is able to bring its experience and skills to bear. A number of projects have already been investigated and we are confident that these efforts will, over time, result in further growth and value accretion.

The year 2003 has been one of progress and achievements for which we would like to express our appreciation to our management, employees, shareholders, board colleagues and governmental authorities for their valuable support and contributions. During the year, Stanley Beck retired as a director of Rio Narcea. We wish to acknowledge his wise counsel and thank him for his important contributions to the Company. We are pleased to welcome Rupert Pennant-Rea as a director. He brings a wealth of business experience to the Board.

We look forward to 2004 and beyond, confident in the knowledge that Rio Narcea has the fundamental ingredients in place to deliver increasing returns to its shareholders as it progresses towards becoming a significant mid-tier mining company.



Chris I. von Christierson
Chairman



Alberto Lavandeira
President and
Chief Executive Officer

April 1, 2004

Nickel Development

Aguablanca Project

"THE MINE WILL BE COMMISSIONED AND IN FULL PRODUCTION BY THE LAST QUARTER OF 2004."



Since the acquisition of the Aguablanca nickel-copper-platinum group metals (PGM) project in mid-2001, the Company has fast-tracked its development with construction of the processing plant and the associated infrastructure now well underway. Based on the current project development schedule, the mine will be commissioned and in full production by the last quarter of 2004, at a time when nickel prices are foreseen to remain strong. The project is expected to generate substantial free cash flow over the current mine life. There is opportunity to further increase returns through the successful development of an underground mine below the open pit portion of the deposit and the potential discovery of additional nickel sulfide resources on Rio Narcea's large landholdings in the region.

Development

During 2003, the Company focused on advancing the development and construction of the Aguablanca open pit nickel sulfide mine and the on-site processing facilities. Construction activities started in October 2003, immediately after final mining permits were obtained from the local authorities. Full commercial production of nickel concentrate is expected to be on line in the last quarter of 2004.

Mineralization at Aguablanca is hosted in a gabbro-norite intrusive, along the north contact of the Santa Olalla granodiorite complex. It is similar in type to both the Voisey's Bay deposit in eastern Canada and the Noril'sk deposits in Russia. Economic mineralization occurs within two steeply dipping, northwest-trending magmatic breccia bodies that form small gossans at the surface and are truncated by northeast-oriented, post-mineralization faults. Pyrrhotite, pentlandite and chalcopyrite comprise the dominant sulfide mineralization, which extends to a depth of 450 m with further fault-displaced extensions at depth.

The Aguablanca deposit contains a conservative open pit mineral reserve of 15.7 million tonnes grading 0.66% nickel, 0.46% copper and 0.47 g/t PGM with a strip ratio of 5.4:1. Based upon the feasibility study carried out by Metallurgical Design and Management (Pty.) Ltd. of Johannesburg, South Africa, the ore will be processed at a rate of 1.5 million tonnes per annum. Annual production from the open pit is expected to average 18 million pounds of nickel, 11 million pounds of copper and 20,000 ounces of PGM for a period of 10.5 years.

Significant mine life extension and higher production are expected with the treatment of marginal stockpiles, pit expansions, and underground development. With the existing drill hole data showing increasing grades

View of the Aguablanca Deposit (looking north)


Planned Open Pit
Decline development by mid-year
Potential for depth extension of mineralization
200m
200m
≥ 0.2% Ni
≥ 0.5% Ni
≥ 1.0% Ni

beneath the planned open pit, the Company will start the construction of a production decline by mid-2004. The development is expected to be completed within a period of 18 months and will enable Rio Narcea to complete infill drilling and also facilitate exploration drilling to confirm the further extensions of higher grade mineralization at depth, which is believed to have been displaced by a fault system.

Processing/Off-take Agreement

The on-site nickel sulfide flotation plant is being constructed by Fluor Corporation based on a lump sum contract and a performance guarantee throughput level of 1.5 million tonnes of ore per annum. The processing plant is designed to produce a bulk Cu-Ni-PGM concentrate with the flexibility to produce separate copper and nickel concentrates with minimal loss of nickel to the copper concentrate. Overall recoveries for the bulk concentrate production are estimated at 82% for nickel, 85% for copper and 75% for platinum, palladium and cobalt.

Rio Narcea has an off-take agreement with Glencore International AG for the sale of 100% of the annual concentrate production at the mine until the year 2010. The concentrate will be trucked from Aguablanca to the ports of Huelva or Sevilla for shipment.

Project Highlights

Base Case Model (July 2002 Feasibility Report)

Mine life (open pit)	10.5 years
Strip ratio	5.4 to 1
Throughput	1.5 million tonnes/annum
Ore mined and processed	15.7 million tonnes
Waste mined	82.6 million tonnes
Head grades	
Nickel	0.66%
Copper	0.46%
PGM	0.47 g/t
Cobalt	0.017%
Approximate production in concentrate	940,000 tonnes
Nickel grade	8-9%
Copper grade	6-7%
PGM grade	5-8 g/t
Cobalt grade	0.15-0.2%



IN ITS FIRST FULL YEAR OF PRODUCTION, OPERATING CASH FLOW IS EXPECTED TO BE OVER $60 MILLION, BASED ON A NICKEL PRICE OF $6.00/LB, A COPPER PRICE OF $1.00/LB AND AN EXCHANGE RATE OF $1.25/€."

Project Economics

Starting in late 2004, Aguablanca is projected to generate significant free cash flow over its mine life. In its first full year of production, operating cash flow is expected to be over $60 million, based on a nickel price of $6.00/lb, a copper price of $1.00/lb and an exchange rate of $1.25/€. Further benefits are also anticipated with pit slope optimization and subsequent reduction of waste, and the development of the higher grade, deeper mineralization below the open pit.

Given the positive outlook for nickel prices, which are expected to remain strong at least through 2006, the project's development schedule is well timed to take advantage of these buoyant market conditions and should lead to a further increase in project returns.



Aguablanca Construction Activity in 2004


Tailings
Plant Site
Crushing Station
Waste Dump
Waste Dump
Water Pond

Aguablanca Mine Layout


ROM
CRUSH
CYCLONES
PEBBLE CRUSHER
SAG MILL
BALL MILL
Ni FLOAT
Cu FLOAT
TAILS
Ni Conc.
Cu Conc.
REGRIND MILL
CLEANING
PROCESS WATER
THICKENER
FILTER PRESSES
Cu-Ni CONCENTRATE transported to seaport
PROCESS WATER
TAILINGS DAM

Aguablanca Flowsheet

Nickel Exploration

Ossa Morena Region

Rio Narcea initiated its 2003 nickel sulfide exploration program in the Ossa Morena region of southern Spain and Portugal with an 11,000 line km airborne geophysical survey. The radiometric, magnetic and electromagnetic survey covered the Beja and Campo Maior areas of Portugal and several areas in Spain that had not been previously surveyed.

The airborne radiometric survey identified extensive areas of low total count that correlate with favourable mafic and ultramafic intrusive rocks. Many of these areas had not been recognized previously as having potential for nickel mineralization. When this data was compared to soil and stream sediment geochemical data in the Company's 20,000 sample database, several areas of mafic intrusive rocks coincided with the location of significant nickel and copper anomalies.

Magnetic maps generated from the new airborne data revealed interesting features within the intrusive rocks. One of these is a large spiral magnetic anomaly in the western Beja area that is thought to reflect multiple lobes of a layered intrusive with potential for both nickel sulfide and PGM mineralization. A partially completed regional soil survey of the Beja area has identified three strong Ni-Cu-PGM anomalies in relation to the spiral magnetic anomaly. Rock chip samples from small gabbro outcrops near the eastern edge of the magnetic anomaly assayed up to 0.5% Ni, 0.43% Cu and 0.58 g/t Pd. An isolated magnetic high at Vinagrinho, just north of the anomaly, has coincident soil geochemical anomalies with values up to 1,605 ppm Ni, 473 ppm Cu and 1,134 ppm Au. Both areas are scheduled for exploration drilling in 2004.

Simultaneously with the airborne survey, Rio Narcea initiated a drilling program to test six of the many targets generated from its previous exploration work. The drilling identified disseminated magmatic nickel sulfides in each of the six targets, including thick sections of low-grade nickel mineralization: 121 m averaging 0.15% Ni at Tejadillas, 27 m averaging 0.14% Ni at Argallon and 56 m averaging 0.10% Ni at Elvas.



Low-grade nickel mineralization intersected in each of the six targets drilled on the Ossa Morena project during 2003.

Several targets included narrow, higher grade intercepts: 0.24% Ni over 21 m and 0.41% Ni over 1.9 m at Tejadillas, 0.43% Ni over 2.5 m at Calzadillas, 0.33% Ni over 4.5 m at Argallon, and 0.24% Ni over 0.5 m at Olivensa.

Geological reconnaissance in the Ossa Morena zone is assessing the potential for iron oxide copper-gold (IOGC) mineralization related to a continental rift structure that extends across much of the Ossa Morena project. This area was once the most prolific iron-producing region of the Iberian Peninsula. Following up investigations by the Spanish Geological and Mining Institute, the Company sampled many of these occurrences and identified significant gold and copper mineralization associated with iron oxide occurrences in a thick sedimentary sequence of reefal limestones, volcanic rocks, shales and sandstones. The style of mineralization is consistent with an IOGC system. Detailed work will commence on specific targets during 2004.

Rio Narcea is endeavouring to unlock the potential of its large landholdings in the Ossa Morena region in 2004. The Company is encouraged by the results obtained to date and will continue to evaluate the potential of the region while seeking joint venture partners to participate in these efforts. Rio Narcea believes there is potential to discover major nickel and IOGC deposits in the Ossa Morena region.

Radiometric data from airborne geophysical surveys of the Ossa Morena project effectively map the near-surface lithology of the region. Favourable mafic and ultramafic rocks are shown in shades of blue and violet (low total count).

The airborne magnetic data defines a strong spiral shaped, magnetic high (shown in red on inset - right centre of the map) in relation to gabbro intrusives on the Beja property.


Campo Major
Elvas
Target


Portugal
Spain
A
B
Vinagrinho
Target
Piorno
Target
Total Field Magnetics
Beja
A
Total Count Radiometrics
Portugal Property
10 km
Olivensa
Target
Bazana
Target
Calzadillas
Target
Argallon
Target
Aguablanca
Deposit
N
Tejadillas
Target
10 km
Total Count Radiometrics
Spain Property
B

Gold Production

El Valle and Carlés Mines

The El Valle open pit gold mine in northwestern Spain was commissioned in early 1998, ahead of schedule following a fast-tracked nine-month construction period. Rio Narcea's second gold mine, the Carlés satellite operation situated 20 km north of El Valle, began operations in the third quarter of 2000. Feeding the El Valle plant, these mines have produced in excess of 735,000 ounces of gold as of December 31, 2003.

Both operations are now making the transition from open pit to underground mines. At El Valle, underground production is scheduled to start in early 2004, in parallel with the last phase of open pit mining. At Carlés, underground mining began in August 2003 and open pit mining will cease in the spring of 2004.

Operating Results

In 2003, these combined operations produced 174,175 ounces of gold, surpassing the budgeted production figure by 12%, at a cash operating cost of $146 per ounce. The mill processed 761,631 tonnes of ore with an average head grade of 7.6 g/t gold and recovery rates of 94.1%. The better than budgeted performance was attributed to higher grade ore from the Charnela zone of the El Valle open pit and the continuing high gold recovery rate.

Operating Data

	2003	2002
Gold production (oz)	**174,175**	177,225
Plant throughput (t)	**761,631**	753,411
Head grade (g/t Au)	**7.6**	7.7
Recovery %	**94.1**	94.4
Cash operating cost ($/oz)	**146**	143

During 2003 at El Valle, Rio Narcea completed mining of the high-grade Charnela zone and began production from the Caolinas satellite pit situated in the northwest corner of the El Valle pit. Production from the Caolinas zone is slated for completion in early 2004. Mining also continued at the Carlés satellite operation, which currently accounts for approximately 10% of the Company's total gold production. Additionally, Rio Narcea has stockpiled approximately 500,000 tonnes of ore averaging approximately 5.5 g/t gold.

Mineral Reserves

Mineral reserves at existing operations declined over the year, although 51% of the gold reserves mined in 2003 were replaced. At year-end 2003, proven and probable reserves stand at 2.2 million tonnes grading 4.5 g/t gold for a total of 323,000 ounces of gold, of which 64% will be mined by underground methods.





The underground reserves at El Valle contain 858,000 tonnes at 1.3% copper, or 23.8 million pounds of copper while reserves at Carlés contain 689,000 tonnes at 0.6% copper, or 9.4 million pounds of copper, all of which will contribute significantly to the revenue stream through copper concentrate sales.

In addition to mineral reserves, measured and indicated resources total 1.4 million tonnes grading 5.0 g/t gold, or 222,000 ounces of gold, and 19.6 million pounds of copper. Through the ongoing exploration programs, the Company is confident in the potential of defining additional mineral reserves to extend the mine life beyond 2006. For a detailed account of the mineral reserves and resources, please refer to page 2 of this annual report.

Exploration and Underground Development

During 2003, exploration and development activities continued in an effort to make the transition from open pit to underground mining at the El Valle and Carlés operations seamless and cost effective.

As at year-end, over 3 km of ramps and drifts and 590 m of ventilation raises had been developed under the Boinas East and El Valle pits, both situated at the El Valle operation. This development provided a platform to complete 13,360 m of drilling and yielded the data needed to complete an underground mining study at the El Valle operation. The drilling led to the confirmation of 110,400 ounces of gold reserves in the Monica zone, situated below the Boinas East pit. An additional 4,500 m drilling program was completed to test for the extension of the high-grade Charnela zone under the El Valle pit as well as to investigate other high-grade mineralization to the east. This surface drilling has identified at least five zones of high-grade gold mineralization. The Company is planning to develop a 500 m crosscut to access and further investigate these zones.

At the Carlés satellite mine, the Company completed infrastructure preparations during the first part of 2003 and advanced underground development at both Carlés East and North. The existing ramp at Carlés East has now been supplemented by additional development to access ore and a ventilation raise. Underground development also included a 350 m drift, which was completed in the third quarter of 2003, to access the Carlés North zone. Further exploration and definition drilling is in progress to define additional mineral reserves.

Underground mining at El Valle is expected to commence in the second quarter of 2004 at an initial rate of 150,000 tonnes per annum, using mainly cut-and-fill mining methods. The initial underground ore mined below the

THROUGH THE ONGOING EXPLORATION PROGRAMS, THE COMPANY IS CONFIDENT IN THE POTENTIAL OF DEFINING ADDITIONAL MINERAL RESERVES TO EXTEND THE MINE LIFE BEYOND 2006."

Boinas East pit has a high copper content with low levels of impurities and is expected to produce a much cleaner copper concentrate than previously produced from the pit. With the exception of some small parcels of ore to be treated in 2004 to confirm metallurgical characteristics, most of the underground ore from Boinas will be stockpiled for treatment in 2005 and 2006. Copper concentrate will be produced from flotation and doré bars will be produced from cyanide leaching. Underground mining of the Carlés East orebody began in August 2003 using the sublevel open stoping method due to excellent ground conditions.

Portal of the Carlés Mine



Outlook

In December 2003, Rio Narcea signed a milling agreement with Crew Development Corporation for the processing of high-grade ore from their Nalunaq gold mine in south Greenland. The agreement also provides an efficiency fee to Rio Narcea for improved plant recoveries. Either party may terminate the agreement on three months notice. The purchase and treatment of the Nalunaq ore will generate risk free revenues and will enable the El Valle plant to operate more efficiently and cost effectively.

For 2004, gold production from Rio Narcea's existing operations will decrease to approximately 90,000 ounces at a cash cost of $240 per ounce. In addition, Rio Narcea is expecting to produce approximately 120,000 ounces from the Nalunaq gold mine under the milling agreement.

Gold production from Rio Narcea's existing operations is expected to increase to 100,000 ounces a year for 2005 and 2006.


Reserves Proven and Probable:
110,400 oz Au, 23.8 million lbs Cu
Resources Measured and Indicated:
112,300 oz Au, 16.7 million lbs Cu
Inferred:
130,900 oz Au, 14.7 million lbs Cu
180m
300m

Boinas East Underground Reserves and Resources (looking southeast)

Gold Projects

Salave, Corcoesto and Lugo Projects

Salave Project

The Salave gold property is located near the northern coast of Spain in Asturias, approximately 120 km by road northwest of the El Valle gold operation. The Salave deposit represents one of Western Europe's largest undeveloped gold resources. Rio Narcea has an established record of community responsibility and environmentally sound operations in Spain and believes that the deposit can be permitted and mined with the cooperation of the provincial and local authorities. Salave is expected to be a valuable asset for the future growth of the Company in a region of Spain that has welcomed Rio Narcea's contribution to the local economy.

Acquisition

In October 2003, Rio Narcea acquired an 85% controlling interest in Exploraciones Mineras del Cantábrico, S.L. (EMC), a Spanish exploration company that owned the mineral rights to the Salave gold property. At the time of the transaction, the mineral rights to the property were leased to a third party. Subsequent to year-end, in March 2004, the existing lease agreement was terminated and a new agreement concluded, giving Rio Narcea the exclusive right to develop the project.

Geology

Salave is an intrusive-related, disseminated deposit hosted in a granodiorite, which is overlain by a shallow dipping, altered but unmineralized roof pendant of quartzites and siltstones. The gold is associated mainly with pyrite, arsenopyrite and lesser amounts of molybdenite. The mineralization is refractory to simple leaching methods. The mineralized zone outcrops to the east and dips gently to the northwest and, according to the existing reports, is open down dip.

Previous Work

Between 1970 and 1997, 176 holes totaling approximately 35,000 m were drilled on the property by Charter Consolidated Plc ("Charter"), Anglo American Corporation of South Africa Ltd. ("Anglo"), Newmont Mining Corporation ("Newmont") and Lyndex Explorations Limited ("Lyndex"). Lyndex, the last company to conduct drilling on the property, obtained encouraging results.


N
Sedimentary Rocks
Cantabrian Sea
Granodiorite
Gabbro
Au grade x thickness (gxm/t)
>1000
750-1000
500-750
250-500
100-250
50-100
25-50
1-25
0
200
metres

Grade Thickness Map of the Salave Deposit

In-house scoping studies were carried out by all of the companies except for Charter. Lyndex has publicly reported mineral resource estimates, including those made by Anglo and Newmont, ranging from 10 to 20 million tonnes grading between 3 and 5 g/t gold. The historical resource reports that quote these estimates were reviewed by Rio Narcea and do not conform to National Instrument 43-101 (NI 43-101) standards. Rio Narcea's first order of business will be to prove up these resource estimates to NI 43-101 standards.

In addition to the drilling and scoping studies, the above-mentioned mining companies also completed metallurgical testwork. Results of the work indicated that the gold-bearing sulfides could be concentrated using froth flotation with gold recoveries over 95%. The resulting concentrate proved amenable to roasting, pressure oxidation or bio-oxidation followed by conventional cyanide leaching.

Work on the property was not advanced by these mining companies for several reasons including low gold prices, an unproven and costly gold recovery process and agreements involving a large cash payment to the property owners upon production. These impediments no longer prevail with higher gold prices, the establishment of commercially proven technologies to treat refractory ores, including pressure oxidation and bio-oxidation, and a new agreement to develop the property on reasonable terms and with limited risks.

Exploration and Development Plans

Rio Narcea has compiled all of the historical work conducted on the property, including most of the drill hole data, and believes it to be reliable. However, this data has yet to be verified in detail and there is no certainty that any economic mineral resources will exist on the property. Rio Narcea intends to complete a technical report compliant with NI 43-101 standards and initiate an infill drilling program as part of a comprehensive feasibility study. The feasibility study will also include a comparative study of the pressure oxidation and bio-oxidation technologies to assist in selecting the optimum process route.

Corcoesto Project

Rio Narcea completed an infill drilling program at the Corcoesto heap leach gold project in early 2003 as part of the feasibility study prepared by Metallurgical Design and Management (Pty.) Ltd. The program targeted shallow, low-grade mineralization for a possible heap leach operation. As part of the study, several metallurgical tests were conducted with fresh core collected from this infill drilling program. The Company received conflicting metallurgical test results on some of the core samples. Recoveries were considerably lower than indicated by previous metallurgical work. Additional independent testing confirmed the lower recoveries thus indicating marginal returns for the project.

While further metallurgical tests are being undertaken, drilling of the high-grade zones, which remain open at depth, was considered necessary to move the project forward. Each of eight deeper holes, testing gold mineralization between depths of 75 to 125 m below the surface, encountered high-grade intercepts ranging from 2.4 m averaging 8.4 g/t to 1.1 m averaging 35.3 g/t. Development of the higher grades could justify alternate processing and improve project returns. The economics of the project could also be enhanced by defining additional tonnage and potentially selling the waste for the construction of a nearby port facility. With Rio Narcea now focusing on the development of the significantly larger Salave gold deposit, the Company is considering selling or joint venturing this project.

Lugo Project

Exploration on the Lugo project in 2003 included soil and rock chip sampling, trenching, and a 3,000 m drilling program. Although significant soil anomalies and trench intercepts were identified in the Chousa area, nearly all of the mineralized drill intercepts to date are near the surface and seem to show the influence of recent supergene enrichment and remobilization. Each of the three zones identified in the Chousa area are thought to represent the eroded remnants of thrust-hosted mineralized breccia. The mineralization identified is largely restricted to within 15 m of the surface and appears to lack sufficient continuity along strike to justify additional gold exploration by the Company.


Rio

At Rio Narcea, we view Corporate Responsibility as an essential element to the success of our Company. Our scorecard is based on sound environmental management policies, social responsibility and best business practice. Rio Narcea integrates these three key components into its decision-making process in its quest to benefit all stakeholders.

Environmental Management

Rio Narcea has implemented rigorous environmental management procedures in all areas of its operations to minimize environmental risk and impact. The Company strives to achieve high environmental standards especially in the areas of restoration and waste and tailings management, and through continued innovations in cyanide destruction technology.

The Company's gold operations in northern Spain are considered a good example of how to operate a mine in an environmentally sensitive region. This success was an important advantage in obtaining mining permits for the development of the Aguablanca open pit nickel sulfide project in southern Spain.

Social Responsibility

Rio Narcea works closely with authorities, environmental groups and local communities to address any concerns in all phases of project development. At its operations, the Company has recently further improved its health and safety practices, including employee training in emergency preparedness and procedures, and underground safety programs. Resources are also committed to training technical personnel and to sponsoring university research programs. Most significantly, Rio Narcea contributes to the local economies in which it operates by employing over 360 people, including contractors.

Business Practice

To sustain its development and expand its mineral production and reserves, Rio Narcea continues to make significant investments in its projects and is pursuing new acquisition opportunities. The Company employs leading-edge technology to ensure maximum efficiency. Rio Narcea endeavours to adhere to best business practices in the achievement of all its corporate objectives. Towards this end, it is an active member of leading European and Spanish trade and environmental organizations such as Euromines, CONFEDEM, and Fundación Asturiana de Medio Ambiente.

Rio Narcea Gold Mines, Ltd.

A GROWING mineral resource company

Consolidated Financial Statements For the Three Years Ended December 31, 2003

(All dollar amounts in U.S. currency unless otherwise stated)

Contents

Management's Discussion and Analysis

The following discussion of the operating results and financial position of the Company should be read in conjunction with the accompanying audited consolidated financial statements and related notes.

This financial information was prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Reference should be made to note 16 to the audited consolidated financial statements for a reconciliation of Canadian and U.S. generally accepted accounting principles.

Key Highlights

- Gold production of 174,175 ounces at a cash operating cost[a] of $146 per ounce
- Net earnings of $3.8 million ($0.04 per share)
- Operating cash flow of $21.1 million
- Reduction of $6.9 million in long-term debt
- Completion of equity issues for gross proceeds of $17.7 million (CDN$27.0 million) and $32.9 million (CDN$45.1 million) in March and September 2003, respectively
- Completion of Aguablanca project financing in August 2003
- Start of Aguablanca project construction in late October 2003
- Decision taken to access and develop the underground portion of the Aguablanca deposit
- Acquisition of the Salave gold deposit in Spain
- Inclusion in the S&P/TSX Composite Index
- Listing on the American Stock Exchange under the symbol RNO

[a] Refer to Non-GAAP Measures section.

Overview

Rio Narcea Gold Mines, Ltd. ("Rio Narcea" or the "Company") is a growing mineral resource company with operations, development projects and exploration activities in Spain and Portugal. The Company and its subsidiaries produce gold at its 100% owned El Valle and Carlés mines and are advancing the development and construction of its Aguablanca nickel-copper-platinum group metals (PGM) deposit while continuing to explore for gold and nickel on its large landholdings in the Iberian Peninsula.

In 2003, the Company's gold operations delivered solid production and cash flow resulting in a profitable year for Rio Narcea. The Company achieved key milestones in its nickel business by advancing the development of the Aguablanca project towards production with the receipt of a positive environmental impact declaration and required mining permits, finalization of project financing and commencement of construction in late October. The Aguablanca project is scheduled for commissioning in the second half of 2004. Additionally, Rio Narcea established a business development division to actively identify and acquire quality precious and base metal projects in acceptable geographic locations. These efforts recently led to the acquisition of the advanced-stage Salave gold project, located in the same province as Rio Narcea's existing gold operations in northern Spain. The Company is proceeding to undertake a feasibility study for the development of the Salave project.

With 2004 marking its 10th year in business, Rio Narcea is well positioned to capitalize on its achievements and generate strong cash flows.

Selected Annual Information

($000)	2003	2002	2001
Gold sales	60,818	55,506	33,922
Net income (loss)	3,820	9,698	(3,715)
Net income (loss) per share - basic	0.04	0.13	(0.06)
Net income (loss) per share - diluted	0.04	0.13	(0.06)
Operating cash flow	21,118	14,138	(917)
Total assets	162,005	86,241	75,721
Long-term debt	6,706	13,593	19,228
Dividends declared per share	-	-	-

Note: The decline in net income is primarily a result of the adverse effect of the stronger Euro on operating expenses and significantly increased exploration expenditures during the year.

Summary of Quarterly Results

	2003				2002			
($000)	4Q	3Q	2Q	1Q	4Q	3Q	2Q	1Q
Gold sales	15,565	14,880	14,798	15,575	15,225	15,503	18,012	6,766
Net income (loss)	2,727	434	(319)	978	2,670	2,826	6,040	(1,838)
Operating cash flow	6,844	6,618	3,578	4,078	4,962	5,237	3,565	374

Review of Mining Operations and Development Projects

Gold production in 2003 was 174,175 ounces compared to 177,225 ounces in 2002 (124,363 in 2001). This year gold production exceeded planned production by 12%. The continued strength of the existing gold operations was the result of higher than expected head grades and recoveries combined with increased mill throughput. Cash operating cost (refer to Non-GAAP Measures section) was $146 per ounce, in line with the previous year, but slightly higher than planned primarily as a result of the significant strengthening of the Euro against the U.S. dollar during the year.

Summary of Gold Operations

	2003	2002	2001
Tonnes of ore milled	761,631	753,411	649,149
Grade (g/t)	7.6	7.7	6.5
Recovery (%)	94.1	94.4	91.2
Gold production (oz)	174,175	177,225	124,363
Cash operating cost ($/oz)[a]	146	143	219
Total operating cost ($/oz)[a]	358	268	268

[a] Refer to Non-GAAP Measures section.

Following is a summary of the Company's operations and development projects:

El Valle Mine

The El Valle mine is the Company's main gold operation that is located in northern Spain. To date, it has been in continuous operation for six years, producing approximately 694,000 ounces of gold since inception. At year-end 2003, proven and probable gold reserves declined to 219,000 ounces of gold. The mineral reserves include 110,400 ounces of gold and 23.8 million pounds of copper that will be mined by underground methods at Boinas East, where most of the infill drilling was concentrated during the year.

In 2004, the mine will be making the transition from an open pit to an underground operation. The average grade mined and processed is expected to be lower, with higher cash operating costs (refer to Non-GAAP Measures section) associated with underground mining. El Valle gold production for 2004 is expected to be approximately 80,000 ounces. Underground exploration and development drilling beneath the existing pits will continue, focusing on the addition of reserves. Surface drilling has indicated that the best potential for reserve addition is below the El Valle open pit. The Company plans to develop an exploration drift, from the existing underground development at Boinas East, to access the high-grade mineralization below the El Valle pit intersected by this surface drilling.

Carlés Mine

The Carlés mine accounted for approximately 10% of the total production in 2003. The Company started underground mining at Carlés East in mid-2003. Proven and probable reserves at year-end 2003 stood at 103,700 ounces of gold and 9.4 million pounds of copper. The mine plan revision from open pit to underground mining resulted in a loss of only 13,000 ounces, net of 2003 production. Underground exploration and development drilling will continue at both Carlés North and East, where mineralization is open at depth, to define additional mineral reserves. The Carlés mine is expected to produce approximately 10,000 ounces of gold in 2004.

Milling Agreement

In December 2003, Rio Narcea signed a milling agreement with Nalunaq Gold Mine A/S ("Nalunaq"), a subsidiary of Crew Development Corporation, for the purchase and processing of high-grade ore from the Nalunaq gold mine in south Greenland. Under the terms of the agreement, Nalunaq will sell to Rio Narcea four to five batches per year of high-grade ore for the selling price of the recovered gold less a milling fee. The agreement also provides for an efficiency fee to Rio Narcea for improved plant recoveries. Either party may terminate the agreement on three months notice.

The purchase and treatment of the Nalunaq ore will generate risk free revenues and will enable the El Valle plant to operate more efficiently and cost effectively.

In 2004, Rio Narcea anticipates producing 90,000 ounces from its existing gold operations at an increased cash cost of $240 per ounce. It also anticipates producing approximately 120,000 ounces from the Nalunaq gold mine.

Aguablanca Project

During 2003, an important focus of the Company was the development and construction of the Aguablanca open pit nickel sulfide mine and its on-site processing facilities. Upon obtaining final mining permits from the local authorities in October 2003, the Company immediately started construction activities. The mine plan and process facilities have been designed for annual production of 18 million pounds of nickel, 11 million pounds of copper and 20,000 ounces of PGM. Proven and probable reserves at year-end were unchanged at 15.7 million tonnes grading 0.66% nickel, 0.46% copper and 0.47 g/t PGM. Based on the current project development schedule, the mine will commence commissioning in the second half of the year and reach full production in the fourth quarter of 2004.

Review of Exploration Properties

Salave Project

On October 28, 2003, the Company acquired 85% of the shares of Exploraciones Mineras del Cantábrico, S.L. ("EMC"), a Spanish exploration company owning the mineral rights to the Salave gold deposit located in Asturias, Spain. At the time of the transaction, the mineral rights were leased to a third party. On March 9, 2004, the existing lease agreement was terminated, giving the Company, through EMC, the sole right to develop the deposit. Subsequently, in late March 2004, the participation in EMC was increased to 90.7% as a result of a capital increase in that company in which the minority shareholders did not participate (refer to note 6 to the audited consolidated financial statements).

Approximately 35,000 metres in 176 holes have been drilled on the property by Charter Consolidated Plc ("Charter"), Anglo American Corporation of South Africa Ltd. ("Anglo"), Newmont Mining Corporation ("Newmont") and Lyndex Explorations Limited ("Lyndex"). Lyndex was the last company to conduct additional drilling on the property with positive results. In-house scoping studies were carried out by all these companies except for Charter. Lyndex has publicly reported mineral resource estimates, including those made by Anglo and Newmont, which range from 10 to 20 million tonnes grading between 3 and 5 g/t gold. The historical resource reports that are available from these companies were reviewed by Rio Narcea but do not conform to National Instrument 43-101 ("NI 43-101") standards.

Rio Narcea has compiled all the historical work conducted on the Salave property, including most of the drill hole data, and believes it to be reliable. However, this data has yet to be verified in detail and there is no certainty that any economic mineral resources will exist on the property. Rio Narcea intends to complete a technical report compliant with NI 43-101 standards and initiate an infill drilling program to complete a full feasibility study.

Corcoesto Heap Leach Project

As part of the feasibility study being conducted on the Corcoesto heap leach project, Rio Narcea completed an infill drilling program in 2003. Metallurgical tests were conducted with the fresh core collected. Some of the test results returned considerably lower recoveries than indicated by previous metallurgical work. Additional independent testing confirmed the lower recoveries, indicating marginal returns for this heap leach project.

Although the Company is disappointed with these latest results, it believes that the economics of the project can be improved by (1) evaluating and mining the deeper high-grade mineralization, (2) defining additional tonnage, and (3) potentially selling the waste for the construction of the port of Coruña, scheduled to start in 2005. With Rio Narcea now focusing on the development of the significantly larger Salave gold deposit, the Company does not plan, at this time, to conduct additional work on the property and is considering selling or joint venturing this project.

Lugo Project

Exploration activities in 2003 on the Lugo gold project included soil and rock chip sampling, trenching and a 3,000 metre drilling program. Significant soil anomalies and trench intercepts were identified in the Chousa area; however, nearly all mineralized drill intercepts were restricted to within 15 metres of the surface and appeared to lack sufficient continuity along strike to represent a viable target for additional exploration.

Ossa Morena Region

Rio Narcea initiated its 2003 nickel sulfide exploration program in the Ossa Morena region of southern Spain and Portugal with an 11,000 line kilometre airborne geophysical survey. During the year, the Company completed 8,596 metres of drilling in 30 holes. Disseminated magmatic nickel sulfides, including thick sections of low-grade nickel mineralization, were intersected in all of the six targets drilled. The Company will continue with the evaluation of several of the numerous geophysical or geochemical anomalies identified from the survey.

Operating Results

The Company continued its profitable performance for the fiscal year ended December 31, 2003, generating net income of $3,819,700 ($0.04 per share). For 2002, the Company had net earnings of $9,697,500 ($0.13 per share) compared to a net loss of $3,714,500 ($0.06 per share) in 2001. Results for 2003 reflected the adverse effect of a stronger Euro on operating expenses and a significant increase of exploration expenditures during the year, partially offset by higher revenues from gold sales due to higher average spot prices. Notwithstanding the good performance of the Company's gold operations during the year, the following factors resulted in lower earnings in 2003 compared to 2002:

• Exchange rate variations, specifically the Euro/U.S. dollar: For operating expenses, most of which are originally denominated in Euros (€), average exchange rates for 2003 and 2002 were $1.13/€ and $0.95/€, respectively, representing an increase of 19% during 2003. Had the exchange rate in 2003 been the same as in 2002, the operating expenses would have been $10.2 million lower in 2003. This amount is partially offset by a foreign exchange gain of $6.6 million for 2003.

• During 2003, the Company conducted an aggressive exploration program on its mineral properties. The exploration expenses incurred in 2003 were $6.1 million, approximately $3.3 million higher than in 2002.

Operating Revenues

Gross Revenue (millions)



$80
$60
$40
$20
$ 0
2001
2002
2003

The Company's 2003 consolidated gold revenues increased to $60,818,100 in 2003 compared to $55,506,300 in 2002 ($33,921,800 in 2001), primarily because of the improvement in the realized gold price.

The average realized gold price, including the effects of gold and foreign exchange hedging, was $356 per ounce in 2003, up from $307 per ounce in 2002 ($263 per ounce in 2001). The higher gold price in 2003 versus 2002 contributed approximately $9.2 million in additional revenues in 2003 compared to 2002. The average spot price in 2003 was $363 per ounce versus $310 per ounce in 2002 ($271 per ounce in 2001).

A reconciliation of gold sales before giving effect to hedging transactions to "Gold sales" in the consolidated statements of operations and deficit is as follows:

	2003		2002		2001	
	$000	$/oz	$000	$/oz	$000	$/oz
Gold sales before hedging	62,182	357	54,680	309	33,782	272
Cash gold hedging effect	(82) [a]	(1)	(6) [a]	(0)	724	6
Cash foreign exchange hedging effect	-	-	(300)	(2)	(1,756)	(15)
Realized gold sales	62,100	356	54,374	307	32,750	263
Non-cash gold hedging effect	(1,282)	(7)	1,132	6	1,172	10
Gold sales	60,818	349	55,506	313	33,922	273
Average spot price		363		310		271
Production (oz)		174,175		177,225		124,363

[a] Does not include the acquisition cost of the gold calls settled in 2002 and 2003.

Operating Expenses

Operating expenses increased to $62,378,200 ($358 per ounce) in 2003 compared to $47,481,500 ($268 per ounce) and $33,330,200 ($268 per ounce) in 2002 and 2001, respectively (refer to Non-GAAP Measures section). This significant increase is mainly due to the strengthening of the Euro against the U.S. dollar, as discussed above, and the Company's increased exploration at its mines, which were directed at discovering additional mineral reserves.

Cash operating costs per ounce (refer to Non-GAAP Measures section) were similar to last year with $146 in 2003 compared to $143 in 2002 ($219 in 2001). In Euros, the functional currency of the operating mines, cash operating costs per ounce decreased to €129 in 2003 compared to €151 in 2002 (€245 in 2001).

Cash operating costs include charges for mining ore and waste associated with current period gold production, processing ore through milling facilities, by-product credits and other cash costs. Rio Narcea's gold operations produce copper as a by-product. Proceeds from the sale of by-products are reflected as credits to cash operating costs. All of these charges and by-product credits are included in operating expenses. Charges for reclamation are also included in operating expenses, but are not included in cash operating cost. Reclamation charges are included in total production costs, together with cash operating costs and depreciation and amortization expenses. Disclosure of cash operating costs per ounce is intended to provide investors with information about the cash generating capacity of the Company's mining operations (refer to Non-GAAP Measures section).

Cash Operating Costs ($/oz)



$300
$200
$100
$ 0
2001
2002
2003

Cash Operating Costs (€/oz)



€300
€200
€100
€ 0
2001
2002
2003

Deferred stripping - Mining costs incurred on development activities comprising the removal of waste rock to initially expose the ore at open pit mines ("overburden removal"), commonly referred to as "deferred stripping costs," are capitalized. Amortization is calculated using the units-of-production method, based on estimated recoverable metals, specifically ounces of gold for gold projects and tonnes of nickel for nickel projects, in current operating mines (proven and probable reserves only). Amortization is charged to operating costs as metal (gold or nickel) is produced and sold, using a stripping ratio calculated as the ratio of total cubic metres to be moved to total metal (ounces of gold or tonnes of nickel) to be recovered over the life of the mine. Applying this ratio yields a theoretical amount of overburden moved in a year, the total costs for which are determined by using an average cost per cubic metre. The average cost per cubic metre is calculated using (i) actual costs of overburden removal incurred to date, with no reference to future expenditures and (ii) actual cubic metres of overburden removed to date. This results in the recognition of the cost of stripping activities over the life of the mine as metal (gold or nickel) is produced and sold. The application of the accounting for deferred stripping costs and resulting timing differences between costs capitalized and costs amortized generally results in an asset on the balance sheet, although it is possible that a liability could arise if amortization of the capitalized costs exceeds the costs being capitalized over an extended period.

The stripping ratio for 2003, 2002 and 2001 in cubic metres per tonne of overburden to proven and probable ounces of gold was approximately 63:1, 53:1, and 56:1, respectively. There was no stripping activity in relation to nickel projects during 2003, 2002 and 2001.

The deferred stripping accounting described above does not give rise to an increase or a decrease in the actual ore grade extracted. In addition, mining costs associated with waste removal, other than overburden removal, are not capitalized. Deferred stripping costs are evaluated for recovery by aggregating such costs with the mineral property costs for the property to which they relate.

The amount of deferred stripping costs amortized (a non-cash expense) for the year ended December 31, 2003, was $21,975,200 compared to $17,059,500 in 2002 and $11,239,700 in 2001, or $126, $96 and $90 per ounce, respectively. The cost per ounce of gold produced in the local operations functional currency was €112, €102 and €101, respectively. Differences, from year-to-year, in the stripping ratio and the average cost per cubic metre result from several factors, including variations in proven and probable reserves, changes in pit design, changes in the cost of waste moved in a year and variations in the estimate of waste to be moved over the life of the mine.

The Company is making the transition from open pit to underground mining at its gold operations during 2004. As a result, open pit related stripping activities are expected to be completed in April 2004.

Some mining companies expense stripping costs as incurred. If this practice was followed by the Company, it would have resulted in greater volatility in year-to-year results of operations. During 2003 and 2002, there were less stripping costs capitalized than amortized due to the ratio of cubic metres of waste removed to total cubic metres to be removed over the life of the mine, being lower than the ratio of ounces of gold produced to total ounces of gold produced over the life of the mine. Therefore, operating costs in 2003 and 2002 are higher than they would have been if actual stripping costs were expensed in the year they were incurred. The opposite occurred during 2001. If stripping costs had been expensed as incurred, operating costs would have decreased by $15,669,100 in 2003 and $4,818,200 in 2002, and increased by $3,315,900 in 2001.

Other mining expenses (excluding deferred stripping) amounted to $7,032,300 in 2003 compared to $3,506,500 in 2002 ($2,706,900 in 2001). The increase in 2003 was due to the adverse effect of the exchange rate and the lower mine production in 2003 (584,000 tonnes of ore in 2003 versus 904,000 tonnes of ore in 2002), resulting in a reduction of the stockpile of 206,900 tonnes.

Plant expenses totaled $12,324,500 in 2003 compared to $9,146,500 in 2002 ($7,995,800 in 2001). With costs predominantly Euro denominated, the strengthening of the Euro against the U.S. dollar had the effect of increasing costs by $2.0 million.

Depreciation and amortization expenses in 2003 were $9,109,100 ($52 per ounce) compared to $9,180,500 ($52 per ounce) in 2002 [$5,142,400 ($41 per ounce) in 2001]. The adverse effect of the exchange rate variation has been offset by a positive effect due to the increase of proven and probable reserves after allowing for the production for the year.

Exploration costs rose significantly to $6,080,400 in 2003 compared to $2,737,700 in 2002 ($2,342,900 in 2001). The Company expensed $2.5 million on development activities at Corcoesto, $0.9 million on the Lugo project and $0.9 and $1.7 million on its gold and nickel exploration programs and business development initiatives, respectively. In addition, the Company recorded $0.1 million in exploration expenses due to the amortization of the value allocated to the Salave deposit upon the acquisition of EMC (refer to note 6 to the audited consolidated financial statements).

Administrative and corporate expenses rose to $4,551,400 in 2003 from $3,583,200 in 2002 ($1,703,500 in 2001) reflecting higher legal, accounting and financial advisory fees, increased corporate activity in light of the development of the Aguablanca nickel mine, and business development expenses.

Financial Revenues and Expenses

Financial revenues and expenses resulted in net revenues of $5,298,300 in 2003 compared to $1,672,700 in 2002 and net expenses of $4,340,300 in 2001.

With higher cash balances in 2003, interest income for the year amounted to $452,000 compared to $102,600 and $31,200 in 2002 and 2001, respectively.

The impact of a stronger Euro during 2003 resulted in the Company realizing gains of $6,593,300 on foreign currency exchange as the Company's debt facilities are denominated in U.S. dollars and a majority of cash and cash equivalents are held in Euros and Australian dollars (currencies in which most of the Aguablanca capital expenditures are denominated). In 2002, the Company realized foreign currency exchange gains of $3,810,600 compared to losses of $1,105,500 in 2001.

Interest expense and amortization of financing fees in 2003 declined to $1,747,000 from $2,240,500 in 2002 and $3,266,000 in 2001 due to reduced debt balances and lower market interest rates.

The table below presents a summary of the Company's consolidated statements of operation by segment (refer to note 15 to the audited consolidated financial statements):

	Gold			Nickel			Corporate			Consolidated		
($000s)	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001
Operating revenues	60,818	55,506	33,956	–	–	–	–	–	–	60,818	55,506	33,956
Operating expenses	(58,374)	(43,538)	(30,927)	(2,228)	(2,153)	(1,622)	(1,776)	(1,790)	(781)	(62,378)	(47,481)	(33,330)
Operating earnings (loss)	2,444	11,968	3,029	(2,228)	(2,153)	(1,622)	(1,776)	(1,790)	(781)	(1,560)	8,025	626
Financial revenues and expenses	83	1,163	(4,360)	849	594	28	4,366	(84)	(8)	5,298	1,673	(4,340)
Non-controlling interest	82	–	–	–	–	–	–	–	–	82	–	–
Net income (loss)	2,609	13,131	(1,331)	(1,379)	(1,559)	(1,594)	2,590	(1,874)	(789)	3,820	9,698	(3,714)

Capital Resources and Liquidity

The Company's liquidity improved markedly during 2003. Even though the investing activities consumed larger amounts of cash than the past few years, mainly for the construction and development of its new nickel mine, cash generated by operations and new equity more than compensated these expenditures, leaving the Company with a cash balance of $32,861,600 at year-end 2003, up from $7,736,500 in 2002 ($1,805,100 in 2001).

Operating Activities

Cash flow generated from operating activities was $21,117,700 in 2003 compared to $14,138,300 in 2002, while $916,900 of cash was consumed in 2001. Higher than expected gold production and excellent recoveries, combined with higher gold prices, were responsible for this significant improvement. Before changes in working capital items, operating cash flow amounted to $22,829,700 in 2003 compared to $20,811,300 in 2002 and negative $884,400 in 2001.

Cash Flow from
Operations (millions)


$30
$15
$ 0
-$ 5
2001
2002
2003

Rio Narcea's primary source of cash flow in 2004 will be its gold and nickel operations, and the processing of high-grade ore from the Nalunaq gold mine in south Greenland. Total operating cash flow for 2004 is expected to be slightly higher than 2003, assuming an average gold price of $400 per ounce and nickel price of $6.00 per pound. For the existing gold operations, cash flow from operating activities is expected to be lower than in 2003 due to a reduction in gold production to approximately 90,000 ounces as the Company makes the transition from open pit to underground mining, and higher cash operating costs. The Company anticipates commissioning of its open pit Aguablanca nickel sulfide mine in the second half of 2004.

Investing Activities

Investing activities consumed $43,683,800 of cash during the year compared to $3,710,400 in 2002 ($5,947,000 in 2001). The significant increase is primarily due to the planned capital expenditures on the development and construction of the Aguablanca project. Capital expenditures also included $10,042,000 for sustaining capital and additional development at its existing gold operations. In addition, in October 2003, the Company acquired 85% of the shares of EMC for net cash of $3,676,000.

The following table sets forth the Company's capital expenditures on mineral properties, excluding the acquisition of EMC:

(in millions)	2003	2002	2001
El Valle mine development	$ 7.1	$ 4.6	$ 4.9
Carlés mine development	2.9	0.0	0.0
Aguablanca project development and purchase of equipment	28.8	1.2	1.5
Total	$ 38.8	$ 5.8	$ 6.4

In 2004, the Company will incur additional capital expenditures of approximately $43 million in the first half of the year for the completion of the Aguablanca project (excluding $12 million of VAT and working capital) and approximately $6 million for further development at its existing gold operations. Based on planned production levels, estimated commodity prices and forecasted Euro/U.S. dollar exchange rates, it is anticipated that the required funds to complete the construction of the Aguablanca project will come from a combination of the following sources: cash and cash equivalents held by the Company, project financing facilities of $47 million granted by the Investec/Macquarie bank consortium in August 2003, a loan of €6.0 million (approximately $7.6 million) granted by Barclays Bank in December 2002 to finance VAT during construction, grants of €8.3 million (approximately $10.5 million) granted by the Ministry of the Economy in July 2003 and a subsidized loan of €5.0 million (approximately $6.3 million) granted by the Ministry of the Economy in January 2004.

On March 25, 2004, the Company executed a drawdown of $30 million from the Investec/Macquarie debt facility with certain copper and exchange rate hedging requirements to complete the construction of the Aguablanca project (refer to Commodities and Foreign Exchange Risk on page 10 and note 9 to the audited consolidated financial statements - Investec/Macquarie).

During 2003, the Company received a total of $566,800 of proceeds from grants compared to $1,966,700 in 2002 ($474,100 in 2001). However, the Company had to reimburse $1,359,400 in respect of its OFICO grant (refer to note 5 to the audited consolidated financial statements - OFICO Grant).

Financing Activities

The exercise of employee stock options generated proceeds of $1,550,400 in 2003. Additionally, 859,396 options issued to non-employees were exercised into common shares of the Company for proceeds of $876,300 during 2003.

In 2003, the Company completed two equity financings for gross proceeds of $50,589,700 (CDN$72,080,000). The net proceeds received from these offerings are being used principally to fund the capital requirements to develop and construct the Aguablanca project. In March 2003, the Company completed an equity financing comprised of 12,000,000 special warrants, including exercise of the underwriters over-allotment option, at a price of CDN$2.25 per special warrant for net proceeds of $16,665,500 (excluding expenses of $383,000, being the fair value of the 600,000 additional warrants granted to the agent as part of its fees). In September 2003, Rio Narcea completed an equity financing comprised of 16,100,000 units at a price of CDN$2.80 per unit for net proceeds of $31,014,200. Each unit consisted of one common share and one-half of one common share purchase warrant, which was detachable from the common shares. Each whole warrant entitles the holder to purchase one common share at a price of CDN$5.00 on or before September 11, 2008.

In 2002, share purchase options that had been previously issued to Deutsche Bank, S.A.E ("Deutsche Bank") under a $4,000,000 credit facility in respect of the Aguablanca project were exercised into 5,825,809 common shares for gross proceeds to the Company of $4,000,000. Coincident with the exercise of these options, the Company prepaid the principal amount owing under the facility. The Company also realized $304,700 from the exercise of employee stock options during 2002.

Proceeds from bank loans and other long-term liabilities totaled $3,000,400 in 2003. The Company has drawn down €2,052,900 ($2,321,700) of the VAT facility granted by Barclays Bank, S.A. and the remaining amount corresponds to reimbursable subsidies collected in 2003 from the Spanish Ministry of the Economy. During 2002, the Company obtained a $904,800 loan from the Industrial and Technological Development Centre and reimbursable subsidies of $496,400 granted by the Ministry of the Economy. In 2001, they totaled $6,258,400 and consisted of the drawdown of $3,000,000 from its credit facility of $4,000,000 and $1,500,000 from its working capital facility with Deutsche Bank, and obtained loans from other banks totaling $1,758,400.

Financing fees on bank loans amounted to $2,507,000 in 2003, which correspond to opening fees, legal costs and technical consulting costs associated with the Investec/Macquarie loan facility in respect of the Aguablanca project.

Debt repayments amounted to $6,523,600 during 2003. They included scheduled payments of $3,750,000 to Deutsche Bank relating to the term loan facility, prepayment of $2,375,000 of the October 2005 scheduled payment to Deutsche Bank and other loans amounting to $398,600. Under the term loan facility granted by Deutsche Bank, the Company has only two payments remaining: $1,000,000 in April 2004 and $2,375,000 in October 2004.

During 2002, debt repayments with respect to existing loan facilities amounted to $13,706,500. They included $3,000,000 repaid to Deutsche Bank to retire the Aguablanca current account credit facility (repayment of $4,000,000 net of the drawdown of the remaining $1,000,000 of the credit facility made in early 2003), scheduled payments totaling $4,750,000 to Deutsche Bank relating to the term loan facility, repayment of the $1,500,000 working capital facility, prepayment of $1,000,000 of the April 2003 scheduled payment to Deutsche Bank and other loans amounting to $3,167,100 related to VAT and grants. In addition, there was a reduction of $289,400 in accrued interest during 2002.

Balance Sheet

Total assets increased to $162,005,300 at December 31, 2003, from $86,240,500 at the previous year-end, principally attributable to a higher cash balance and an increase in the value of mineral properties. Cash and cash equivalents increased by $25,125,100 to $32,861,600. The improvement in the cash position of the Company resulted mainly from the proceeds of the two equity financings completed during the year. The book value of mineral properties, net of depreciation, increased to $76,093,700 in 2003 from $27,712,700 in 2002, primarily as a result of the capital expenditures incurred with respect to the Aguablanca nickel project. Additionally, the Euro/U.S. dollar exchange rate variation has had a material effect, as most of the assets and liabilities are originally denominated in Euros.

The Company's working capital improved significantly at the end of 2003 to $29,702,300 compared to $9,068,900 at the end of 2002, due mainly to the increase in cash and VAT to be reimbursed to the Company, offset by a significant increase in accounts payable, which is related to the construction of the Aguablanca mine.

Long-term debt was $6,706,000 at December 31, 2003, compared to $13,592,800 at the end of 2002.

Shareholders' equity increased to $121,054,000 at the end of 2003 from $52,992,100 in 2002. The increase is mainly attributable to an increase in capital stock (resulting from the issuance of common shares and stock options) totaling $51,781,300, a positive foreign currency translation adjustment of $12,460,900 due to the appreciation of the Euro relative to the U.S. dollar, and net income of $3,819,700 for the year.

The table below presents a summary of the Company's segmented balance sheet as at December 31 (refer to note 15 to the audited consolidated financial statements):

($000)	Gold 2003	Gold 2002	Nickel 2003	Nickel 2002	Corporate 2003	Corporate 2002	Consolidated 2003	Consolidated 2002
Cash and cash equivalents	7,303	4,564	5,434	3,077	20,125	96	32,862	7,737
Total assets	85,981	74,711	55,809	11,427	20,215	103	162,005	86,241
Working capital	10,028	7,769	(448)	1,270	20,122	29	29,702	9,068
Long-term debt	5,648	12,699	1,058	894	-	-	6,706	13,593

Outlook

For Rio Narcea, 2004 will be a pivotal year. With the optimization of its gold operations, the initiation of a full feasibility study on the Salave gold project and the commencement of mining of the Aguablanca Ni-Cu-PGM deposit, Rio Narcea is well positioned to continue its profitable growth in a resurgent metals market. Over the last decade, the Company has proven its ability to permit and develop mines within the European Union, while adhering to the highest standards of environmental and social practice. Based on this valuable experience, Rio Narcea will continue to seek out and evaluate acquisition and growth opportunities in acceptable geographic locations.

In 2004, gold production from its existing operations will decrease to approximately 90,000 ounces at a cash cost of $240 per ounce as the Company makes the transition from open pit to underground mining. Rio Narcea is also expecting to produce approximately 120,000 ounces from the Nalunaq gold mine. There are no major capital expenditures budgeted at the existing gold operations during 2004, other than the continuation of the underground development at both the El Valle and Carlés mines. Capital to sustain existing operations, including environmental requirements, is expected to be between $2 and $3 million annually. During 2004, Rio Narcea's gold exploration efforts will continue to focus on reserve replacement and resource conversion at both gold operations. For 2004, the Company has budgeted $2.8 million for gold exploration and development at its existing operations. Future annual gold production in 2005 and 2006 is planned at 100,000 ounces from existing operations.

In 2004, the Company plans to undertake a full feasibility study and initiate the permitting process of the Salave gold project. Rio Narcea intends to complete a technical report compliant with NI 43-101 standards as soon as possible. Infill drilling and metallurgical testwork will begin in the second quarter of 2004.

The successful development of the Aguablanca nickel project is well underway with construction of the processing plant and the associated infrastructure progressing on schedule. The Company has adequate funds to satisfy the remaining capital requirements for the project, which amounted to €43 million ($55 million), including VAT and working capital, as of December 31, 2003. Based on the current project development schedule, the mine will be commissioned and in full production by the last quarter of 2004, at a time when nickel prices are foreseen to remain strong. Aguablanca is projected to generate significant free cash flow over its mine life. There is opportunity to further increase returns through the successful development of an underground mine below the open pit portion of the deposit. The Company will start the construction of a production decline by mid-2004, which is expected to be completed within a period of 18 months. This decline will be used for detailed infill drilling at depth and future underground production of higher grade material. On the nickel exploration front, Rio Narcea is looking forward to unlocking the potential of its large landholdings in the Ossa Morena region by continuing to investigate the numerous targets identified by the most recent geophysical and geochemical regional programs. Rio Narcea will also seek joint venture partners, having the resources and expertise, on a large part of its 6,000 km^2 concession. This strategy will enable Rio Narcea to share the exploration risk and direct more resources to the development and exploration of the underground potential at Aguablanca.

Risk and Uncertainties

The El Valle and Carlés gold mines are the Company's main operating assets. In addition, the Aguablanca nickel mine is scheduled for commissioning in the second half of 2004. The Company's success is ultimately dependent upon the ability of the Company to continue the development and economical exploitation of its mineral reserves. In addition, fluctuations in commodity prices, primarily gold and nickel, and currency exchange rates and other unforeseeable events impact the Company's revenues and earnings and its ability to continue to finance and develop its projects. The following discussion pertains to certain principal risks not fully or previously discussed in the management's discussion and analysis but is not, by its nature, all inclusive.

Commodities and Foreign Exchange Risk

The cash flow and earnings of the Company will be derived primarily from gold and nickel mining and hence are extremely dependent on metal prices, which fluctuate widely and are affected by numerous factors beyond the Company's control. In addition, while revenues from mining operations are received in U.S. dollars and prices for the metals that Rio Narcea sells are quoted in U.S. dollars, the majority of operating and capital costs are incurred in Euros, which can give rise to significant foreign currency transaction exposure.

From time to time, Rio Narcea enters into hedging transactions intended to mitigate the risk of declining commodity prices in accordance with policies approved by its Board of Directors.

Pursuant to the Company's loan arrangement with Deutsche Bank, the Company was required to enter into put and call option contracts to cover gold market and exchange rate risks for the period of this credit facility. This gold hedging program is not subject to margin requirements and still provides the Company with significant leverage to future gold price increases. In February 2003, the Company purchased 82,736 call options with the same term to maturity and exercise price as some of the €405 per ounce call options that had been written and sold on October 26, 2000. Coincident with the purchase of those call options, the Company terminated the hedging relationship of a portion of the written call options denominated in Euros. The fair value of the purchased call options on the date of purchase was $2,028,500. A portion of the gold puts and calls held by the Company are denominated in Euros per ounce in order to mitigate partially the foreign currency risk.

The following table details the Company's hedging position as at December 31, 2003:

Gold Year	Type of Contract	Ounces	Price per Ounce
2004-2006	Put	53,954	$280
		200,256	€300
	Call	65,338	€405
2004-2006	Forward	12,431	$300.98

Pursuant to the Company's revised loan arrangement with Investec/Macquarie on March 23, 2004, the Company was required to enter into the following hedging arrangements for an initial drawdown of $30 million:

(1) copper forwards corresponding to a total of 17,066 tonnes at a price of €1,853 per tonne and maturities from November 2004 until September 2008, and

(2) U.S. dollar/Euro forwards corresponding to a total of $16.9 million at a price of $1.2229 per Euro and maturities from November 2004 to September 2008.

Both copper and U.S. dollar/Euro forwards have been at zero premium. This hedging program provides the Company with 100% leverage to future nickel price variations.

As at December 31, 2003 and 2002, the book value of the existing gold hedging position amounted to $5,782,400 and $4,109,300, respectively. The fair value of this hedging amounted to $397,900 in 2003 and negative $333,000 in 2002.

Based on 2004 production estimates, the approximate sensitivities of operating cash flows to 10% changes in commodity prices and currency exchange rates are shown in the bar chart below.


Estimated 2004 Commodity Price and
Currency Exchange Sensitivities
(assumptions: $6.00/lb Ni, $1.00/lb Cu, $325/oz Au and $1.00/€)
Operating Cash Flow ($ million)
Euro/US$
$2.2
Nickel
$1.8
Gold
$2.7
10% Increase
($1.4)
Euro/US$
($1.8)
Nickel
($1.6)
Gold
10% Decrease

Environmental, Health and Safety Risks

The mining industry is generally subject to risks and hazards, including operational accidents, unexpected mining conditions, safety issues and extreme weather conditions that can have a material impact on costs and cash flows. Although Rio Narcea maintains insurance to protect against general and industry specific risks, there can be no assurance that it would provide sufficient coverage under every circumstance.

The Company regularly reviews its environmental management programs and believes it has made reasonable provisions for future reclamation and closure costs for its operations in the consolidated financial statements. The Company does not currently foresee any changes in environmental laws or regulations in the countries within which it operates that would adversely impact its producing and development properties; however, it cannot guarantee that the possibility of such changes would not occur.

Capital Requirements

The Company believes it will be able to fund future investments in its mineral properties through internally generated cash flow, existing working capital and a combination of debt, equity and grants. There can be no assurance the Company will be able to raise additional debt or equity financing, or that future government grants will be made available to the Company. However, the Company could seek a partnership or an alternative arrangement to advance its mineral properties. With the Company's current cash balances, together with cash flow provided by operations and the available loan facility with Investec/Macquarie, it has sufficient funds to finance the currently planned expenditures on the Aguablanca capital project.

Uncertainty of Ore Reserve Estimates

Although the Company has, with the assistance of independent experts as appropriate, carefully prepared its mineral reserve and resource figures in accordance with the requirements of the applicable securities regulatory authorities and established industry practices, such figures are estimates only. The mineral reserves have been determined based upon assumed commodity prices, operating costs and exchange rates. These factors may in the future render certain ore reserves uneconomic to mine and result in a significant reduction in the reported mineral reserves. Furthermore, no assurance can be given that the indicated tonnages and grade will be achieved or that the indicated level of recovery will be realized over the mine life.

Replacement of Mineral Reserves

The Company must continually replace mineral reserves depleted by production by doing the work necessary to reclassify known mineral resources to mineral reserves, expanding known mineral orebodies or locating new deposits in order for it to maintain or grow production levels over the long term. Exploration is highly speculative in nature, involves many risks and frequently is unproductive. Success is very uncertain and dependent upon a number of factors including, but not limited to, quality of management, quality and availability of geological expertise, and availability of exploration capital. As a result of these and other factors, there is no guarantee that the Company's exploration efforts will result in the discovery of additional mineral reserves. If mineralization is discovered, it might take many years until production is possible, during which time the economic feasibility of production may change.

Project Risks

In pursuing its near-term objective of joining the select ranks of the profitable, mid-tier metal producers, the Company evaluates acquisition opportunities that would give appropriate returns to enhance shareholder value. Any resultant acquisition(s) may have significant associated risks, including, but not limited to: (1) political, (2) market volatility, (3) orebody proving to be below expectations, and (4) environmental. Additionally, the Company may require additional capital to finance acquisition(s). There can be no assurance that the Company would be successful in overcoming these risks or any other problems arising from such acquisition(s).

Critical Accounting Policies and Estimates

The Company's significant accounting policies are outlined in note 2 to the audited consolidated financial statements. The preparation of the Company's financial statements requires management to make various judgments with respect to estimates and assumptions. On an ongoing basis, management regularly re-evaluates its estimates and assumptions; however, actual amounts could differ from those based on such estimates and assumptions. The following policies and estimates listed below are considered by management to be most critical to understanding the Company's financial statements and the uncertainties that could impact the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period.

Mineral Properties

Property acquisitions, mine developments costs, buildings and equipment ("mineral properties") represent a large portion of the Company's assets and are basically amortized against earnings on the unit-of-production method based on proven and probable reserves. Reserve estimates are prepared by qualified persons in accordance with industry standards. A material revision to reserves could result from, but not limited to, changes in the assumed metal prices, changes in exchange rates, production costs, new results from drilling and exploration activities.

Mineral reserves at December 31, 2003 for the Company's gold operations are based on a $325 per ounce gold price using an exchange rate of $1.00/€. Changes in the reserve quantities would cause changes to amortization expense in periods subsequent to the revision and could result in the impairment of the carrying value of the mineral properties. The Company estimates that based on a gold price of $400 per ounce and an exchange rate of $1.20/€ there would be no change in the proven and probable reserves.

Mineral reserves at December 31, 2003 for the Company's nickel development project are based on a $6,600 per tonne nickel price and $1,600 per tonne copper price using an exchange rate of $1.00/€. Changes in the reserve quantities would cause changes to amortization expense in periods subsequent to the revision and could result in the impairment of the carrying value of the mineral properties.

Deferred Stripping Costs

Mining costs associated with the removal of waste rock, commonly referred to as "deferred stripping costs," are capitalized. Amortization of deferred stripping costs, calculated using the units-of-production method based on estimated recoverable ounces of proven and probable reserves, is charged to operating costs as the metal is produced and sold, using a stripping ratio calculated as the ratio of total tonnes mined to total metal to be recovered over the life of the mine.

Changes in the reserve quantities would result in changes to amortization expense of deferred stripping costs between reporting periods as discussed in the Mineral Properties section and could result in changes to the carrying value of the capitalized costs.

Impairment of Long-lived Assets

The Company reviews and assesses long-lived assets for recoverability whenever indicators of impairment exist. Impairment assessments are based on estimated future undiscounted net cash flows from each property. Future cash flows are calculated using estimated recoverable metals, future sales prices, future operating, capital, and reclamation and mine closure costs. Estimates of future cash flows are uncertain and are affected by external factors such as metal prices and foreign currency exchange rates.

As discussed in the Mineral Properties section, various factors could impact the Company's ability to achieve its forecasted production schedules from proven and probable reserves. Additionally, metal prices, exchange rates, operating and capital expenditure requirements and reclamation and mine closure costs could differ from the assumptions used in the cash flow models used to assess impairment. Material changes to any of these factors or assumptions discussed above could result in future impairment charges to operations.

Restoration Costs and Obligations

Restoration costs and related accruals are estimated based on environmental and regulatory requirements promulgated by the Spanish mine administration. Accrual of costs (on an undiscounted basis) commences on initiation of mine production and continues over the operating life of the mine. Restoration costs are accrued using the unit-of-production method, which is based on proven and probable mineral reserves.

Accounting for site reclamation and closure costs requires management to make significant judgments and estimates to each of its mining operations, which are subject to laws and regulations relating to the protection of the environment. Actual costs incurred in future periods could differ from amounts estimated. Furthermore, more restrictive changes to environmental laws and regulations could increase the requirements for restoration work and closure obligations to be performed by the Company and as such could materially impact the amounts charged to operations for restoration.

Future Income Tax Assets

The Company follows the liability method of accounting for income taxes. Future income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Future income taxes are measured using the substantively enacted rates and laws that will be in effect when the differences are likely to reverse. If on the basis of available evidence, it is more likely than not that all or a portion of the future tax asset will not be realized, the future tax asset is reduced by a valuation allowance.

In order to assess the recoverability of future income tax assets, management has to make important judgments as to expectations of future taxable income. Estimates of future taxable income are based on projected cash flows from operations and the application of existing tax laws in each jurisdiction. For a discussion of the factors that could give rise to different projected cash flows than estimated, refer to the above discussion under Impairment of Long-lived Assets. The Company's ability to realize future income tax assets could be impacted in the event that projected cash flows and taxable income differ significantly from estimates. Furthermore, the Company's ability to obtain future tax benefits represented by its future income tax assets could be limited by future changes in tax laws in the jurisdictions in which the Company operates.

Off-balance Sheet Arrangements

As a policy, the Company does not enter into off-balance sheet arrangements with special purpose entities in the normal course of its business, nor does it have any unconsolidated affiliates. The only significant off-balance sheet arrangements are its gold, copper and foreign exchange derivatives (refer to note 14 to the audited consolidated financial statements).

Contractual Obligations and Commitments

Rio Narcea's contractual obligations at December 31, 2003 are summarized as follows:

(in millions)	Total	< 1yr	Payment due by period 2-3 yrs	4-5 yrs	> 5yrs
Contractual Obligations					
Debt	$ 14.6	$ 7.9	$ 6.2	$ 0.3	$ 0.2
Reimbursable subsidies	1.4	-	0.2	0.5	0.7
Reclamation and closure costs	3.1	0.4	1.8	0.9	-
Capital expenditures [a]	20.3	20.3	-	-	-
Total	$ 39.4	$ 28.6	$ 8.2	$ 1.7	$ 0.9

[a] Based on exchange rates in effect on December 31, 2003.

Non-GAAP Measures

Cash cost per ounce data is included because the Company understands that certain investors use this information to determine the Company's ability to generate cash flow for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with GAAP do not fully illustrate the ability of its operating mines to generate cash flow. The data is furnished to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.

A reconciliation of cash cost per ounce to the audited consolidated financial statements prepared in accordance with Canadian GAAP is as follows:

	2003		2002		2001	
	$000	$/oz	$000	$/oz	$000	$/oz
Deferred stripping and other mining expenses	29,008	167	20,566	116	13,947	112
Plant expenses	12,325	71	9,147	52	7,996	64
Smelting, refining and transportation	2,001	11	3,599	20	4,720	38
Sale of by-products	(1,461)	(8)	(2,639)	(15)	(2,521)	(20)
Adjustments:						
Reclamation costs	(853)	(5)	(492)	(3)	(225)	(2)
Stripping	(15,669)	(90)	(4,818)	(27)	3,316	27
Cash operating cost [a]	25,351	146	25,363	143	27,233	219
Depreciation and amortization expenses	9,109	52	9,181	52	5,142	41
Adjustments:						
Reclamation costs	853	5	492	3	225	2
Stripping	15,669	90	4,818	27	(3,316)	(27)
Total production cost [a]	50,982	293	39,854	225	29,284	235
Administrative and corporate expenses	4,551	26	3,583	20	1,703	14
Exploration costs	6,080	35	2,738	15	2,343	19
Other income (expense)	765	4	1,307	8	-	-
Total operating cost	62,378	358	47,482	268	33,330	268
Production (oz)		174,175		177,225		124,363

[a] Cash operating cost and Total production cost per ounce data is calculated in accordance with the Production Cost Standard of the former Gold Institute. Adoption of the Standard is voluntary and the data presented may not be comparable to other similarly titled data presented by other companies.

Recent Accounting Pronouncements

Canadian GAAP Standards

In 2003, the CICA issued Handbook Section 3110, "Asset Retirement Obligations," which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the related asset retirement costs. This new Section is effective for the Company's 2004 fiscal year and harmonizes Canadian requirements with existing U.S. GAAP. The adoption of this Section on January 1, 2004 is expected to result in the cumulative effect of an accounting change of $0.2 million being recognized as a charge to opening retained earnings, the recognition of an additional liability of $0.1 million, the recognition of a fixed asset of $0.4 million, the recognition of a cumulative foreign exchange adjustment of $0.1 million and the recognition of a future tax asset and a valuation allowance of $0.1 million.

In September 2003, the CICA amended Section 3870, "Stock-based Compensation and Other Stock-based Payments," to require that all transactions whereby goods and services are received in exchange for stock-based compensation and other payments, result in expenses that should be recognized in the financial statements, and that this requirement would be applicable for financial periods beginning on or after January 1, 2004. The effect of the proposed amendment is to require the recognition of expenses for employee stock-based compensation transactions. The amended Section 3870 provided three alternatives for adopting the amendment; the Company has elected to retroactively adopt the amendment, with restatement of prior periods, effective January 1, 2004 for all employee stock options granted or modified by the Company since inception of the employee stock option plans in July 1994. The impact of this change for December 31, 2003 will be a decrease in Net income (loss) of $915,000 (2002 - $214,900; 2001 - $464,200). The effect as at January 1, 2004 is an increase to Common shares, Deficit and Employee stock options of $4,570,000, $10,793,200 and $6,223,200, respectively.

In 2003, the CICA issued Accounting Guideline AcG-15, "Consolidation of Variable Interest Entities," to provide guidance for applying the principles in Handbook Section 1590, "Subsidiaries," to certain entities. Although the CICA is contemplating amendments to the Guideline, it is expected to be effective for the Company's 2005 fiscal year. The Company will review AcG-15, the impact of the Guideline, if any, on the Company's consolidated financial statements when the CICA issues the amended Guideline.

In 2003, the CICA finalized amendments to Accounting Guideline AcG-13, "Hedging Relationships" that clarified certain of the requirements in AcG-13 and provided additional application guidance. AcG-13 is applicable for the Company's 2004 fiscal year. As a result of AcG-13, the Company will mark to market its derivative financial instruments beginning January 1, 2004.

U.S. GAAP Standards

In 2003, the Financial Accounting Standards Board ("FASB") amended Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46R"). FIN 46R requires that a variable interest entity ("VIE") be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE's activities and/or is entitled to receive a majority of the VIE's residual returns. For the Company, the requirements of FIN 46R apply to VIEs created after January 31, 2003. For VIEs created before January 31, 2003, the requirements of FIN 46R apply as of December 31, 2004 for a VIE that does not meet the definition of a special-purpose entity ("SPE") and as of January 1, 2004 for a VIE that is an SPE.

The Company has reviewed FIN 46R and has determined that there will not be any impact as a result of this pronouncement on the Company's consolidated financial statements.

Forward-looking Statements

This report contains "forward-looking statements" within the meaning of the United States securities laws. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, capital expenditure, exploration efforts, financial needs, and other information that is not historical information. The forward-looking statements contained herein are based on Rio Narcea's current expectations and various assumptions as of the date such statements are made. Rio Narcea cannot give assurance that such statements will prove to be correct. These forward-looking statements include statements regarding: Rio Narcea's operating plans and expectations for the El Valle and Carlés mines, the Aguablanca project and surrounding properties; expectations relating to future gold and base metal production; anticipated cash and other operating costs and expenses; schedules for completion of feasibility studies, mine development programs and other key elements of Rio Narcea's business plan; potential increases or decreases in reserves and production; the timing and scope of future drilling and other exploration activities; expectations regarding receipt of permits and other legal and governmental approvals required to implement Rio Narcea's business plan.

Factors that could cause Rio Narcea's actual results to differ materially from these statements include, but are not limited to, changes in gold prices, the timing and amount of estimated future production, unanticipated grade changes, unanticipated recovery problems, mining and milling costs, determination of reserves, costs and timing of the development of new deposits, metallurgy, processing, access, transportation of supplies, water availability, results of current and future exploration activities, results of pending and future feasibility studies, changes in project parameters as plans continue to be refined, political, economic and operational risks of foreign operations, joint venture relationships, availability of materials and equipment, the timing of receipt of governmental approvals, capitalization and commercial viability, the failure of plant, equipment or processes to operate in accordance with specifications or expectations, accidents, labour disputes, delays in start-up dates, environmental costs and risks, local and community impacts and issues, and general domestic and international economic and political conditions.

Rio Narcea undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Management's Responsibility for Financial Information

The accompanying consolidated financial statements and all other financial information included in this report have been prepared by management in accordance with Canadian generally accepted accounting principles. Financial statements are not precise since they include certain amounts based on estimates and judgments. When alternative methods exist, management has chosen those it deems most appropriate in the circumstances to ensure that the consolidated financial statements are presented fairly, in all material respects, in accordance with generally accepted accounting principles. The financial information presented throughout the annual report is consistent with that in the audited consolidated financial statements.

Rio Narcea maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the Company's assets are appropriately accounted for and adequately safeguarded, and that financial information is relevant and reliable.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the audited consolidated financial statements and the accompanying management's discussion and analysis.

The Audit Committee, composed of three non-management, independent directors, meets periodically with management and the independent auditors to review internal accounting controls, auditing matters and financial reporting issues, and to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee also reviews the consolidated financial statements, the management's discussion and analysis, the independent auditors' report and examines and approves the fees and expenses for audit services, and considers and recommends to shareholders, the engagement or reappointment of the external auditors. The Audit Committee reports its finding to the Board for its consideration when approving the consolidated financial statements for issuance to the shareholders.

The consolidated financial statements have been audited, on behalf of the shareholders, by the Company's independent auditors, Ernst & Young LLP, in accordance with Canadian and United States generally accepted auditing standards. Ernst & Young LLP have full and free access to the Audit Committee.

Alberto Lavandeira
President and Chief Executive Officer

Omar Gómez
Chief Financial Officer

March 31, 2004

Auditors' Report

To the Shareholders of Rio Narcea Gold Mines, Ltd.

We have audited the consolidated balance sheets of Rio Narcea Gold Mines, Ltd. as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003, in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

Chartered Accountants

Toronto, Canada
March 31, 2004

Rio Narcea Gold Mines, Ltd.

Consolidated Balance Sheets

As at December 31
(Stated in U.S. dollars)

	2003	2002
Assets		
Current		
Cash and cash equivalents	$ 32,861,600	$ 7,736,500
Restricted cash *(note 3)*	1,305,200	287,900
Inventories *(note 4)*	4,667,000	2,315,800
Stockpiled ore	4,939,300	6,290,300
Accounts receivable		
Government grants *(note 5)*	34,700	581,700
VAT and other taxes *(note 13)*	6,232,100	2,571,100
Trade receivables	3,261,200	2,562,300
Other current assets *(note 8)*	3,505,100	2,413,800
Total current assets	56,806,200	24,759,400
Mineral properties, net *(note 6)*	76,093,700	27,712,700
Deferred stripping costs, net *(note 7)*	15,988,000	27,804,700
Other assets *(note 8)*	13,117,400	5,963,700
	$ 162,005,300	$ 86,240,500
Liabilities and Shareholders' Equity		
Current		
Short-term bank indebtedness and accrued interest *(note 9)*	$ 2,690,700	$ 151,400
Accounts payable and accrued liabilities *(note 6)*	19,172,200	11,489,900
Current portion of long-term debt *(note 9)*	5,241,000	4,049,200
Total current liabilities	27,103,900	15,690,500
Other long-term liabilities *(note 10)*	7,086,500	3,965,100
Long-term debt *(note 9)*	6,706,000	13,592,800
Total liabilities	40,896,400	33,248,400
Non-controlling interest *(notes 1 and 6)*	54,900	-
Shareholders' equity		
Common shares *(note 11)*	136,040,500	84,098,400
Stock options and warrants issued to service suppliers *(note 11)*	4,459,800	706,800
Special warrants *(note 11)*	-	3,913,800
Common share purchase options *(note 9)*	972,900	972,900
Deficit	(25,530,500)	(29,350,200)
Cumulative foreign exchange translation adjustment	5,111,300	(7,349,600)
Total shareholders' equity	121,054,000	52,992,100
	$ 162,005,300	$ 86,240,500

Commitments and contingencies *(notes 3, 5, 6, 9 and 14)*

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board:

John W. W. Hick
Director

Chris I. von Christierson
Director

Rio Narcea Gold Mines, Ltd.

Consolidated Statements of Operations and Deficit

For the years ended December 31
(Stated in U.S. dollars)

	2003	2002	2001
Operating Revenues			
Gold sales	$ 60,818,100	$ 55,506,300	$ 33,921,800
Other operating revenues	–	–	34,200
	60,818,100	55,506,300	33,956,000
Operating Expenses			
Deferred stripping and other mining expenses	(29,007,500)	(20,566,000)	(13,946,600)
Plant expenses	(12,324,500)	(9,146,500)	(7,995,800)
Smelting, refining and transportation	(2,001,400)	(3,598,900)	(4,719,700)
Sale of by-products	1,461,100	2,638,700	2,521,200
Depreciation and amortization expenses	(9,109,100)	(9,180,500)	(5,142,400)
Exploration costs	(6,080,400)	(2,737,700)	(2,342,900)
Administrative and corporate expenses	(4,551,400)	(3,583,200)	(1,703,500)
Other income (expense)	(765,000)	(1,307,400)	(500)
	(62,378,200)	(47,481,500)	(33,330,200)
Operating earnings (loss)	(1,560,100)	8,024,800	625,800
Financial Revenues and Expenses			
Interest income	452,000	102,600	31,200
Foreign currency exchange gain (loss)	6,593,300	3,810,600	(1,105,500)
Interest expense and amortization of financing fees	(1,747,000)	(2,240,500)	(3,266,000)
	5,298,300	1,672,700	(4,340,300)
Income (loss) before income tax	3,738,200	9,697,500	(3,714,500)
Provision for income tax *(note 13)*	–	–	–
Net income (loss) before non-controlling interest	3,738,200	9,697,500	(3,714,500)
Non-controlling interest	81,500	–	–
Net income (loss)	3,819,700	9,697,500	(3,714,500)
Deficit, beginning of year	(29,350,200)	(39,047,700)	(35,333,200)
Deficit, end of year	$ (25,530,500)	$ (29,350,200)	$ (39,047,700)
Net income (loss) per share - basic *(note 11)*	$ 0.04	$ 0.13	$ (0.06)
Net income (loss) per share - diluted *(note 11)*	$ 0.04	$ 0.13	$ (0.06)
Weighted average common shares outstanding - basic	98,747,244	72,249,367	65,018,690
Weighted average common shares outstanding - diluted	103,889,131	77,561,447	65,018,690

The accompanying notes are an integral part of these consolidated financial statements.

Rio Narcea Gold Mines, Ltd.

Consolidated Statement of Cash Flows

For the years ended December 31
(Stated in U.S. dollars)

	2003	2002	2001
Operating Activities			
Net income (loss)	$ 3,819,700	$ 9,697,500	$ (3,714,500)
Add (deduct) items not requiring cash			
Depreciation and amortization	9,109,100	9,180,500	5,142,400
Amortization of deferred financing fees	387,300	517,500	303,600
Amortization of EMC *(note 6)*	65,100	-	-
Reclamation liability accrual and Other long-term liabilities	853,000	1,176,900	225,400
Foreign exchange	(5,769,200)	(3,295,100)	1,350,200
Accretion of interest on long-term debt	176,200	282,900	295,900
Non-cash put/call program income	1,282,100	(1,131,600)	(1,171,500)
Options and shares granted	174,900	637,000	-
Loss on disposal of capital assets	-	18,200	-
Amortization of deferred stripping costs	21,975,200	17,059,500	11,239,700
Non-controlling interest	(81,500)	-	-
Deferred stripping expenditures	(6,306,100)	(12,241,300)	(14,555,600)
Purchase premium of the purchased call options	(2,028,500)	(1,090,700)	-
Pre-paid expenses	(827,600)	-	-
Changes in components of working capital			
Inventories	(1,681,600)	93,100	474,500
Stockpiled ore	744,600	(1,192,900)	(1,314,000)
VAT and other taxes	(119,100)	552,000	(690,300)
Trade receivables	(698,900)	129,200	(1,361,400)
Other current assets	88,400	(500,900)	129,800
Accounts payable and accrued liabilities	(45,400)	(5,753,500)	2,728,900
Cash provided by (used in) operating activities	21,117,700	14,138,300	(916,900)
Investing Activities			
Expenditures on mineral properties	(38,837,200)	(5,757,500)	(6,372,200)
Acquisition of EMC *(note 6)*	(3,676,000)	-	-
Grant subsidies received from (reimbursed to) the Spanish Government	(792,600)	1,966,700	474,100
Restricted cash	(858,300)	103,500	(32,000)
Long-term deposits and restricted investments	480,300	(23,100)	(16,900)
Cash used in investing activities	(43,683,800)	(3,710,400)	(5,947,000)
Financing Activities			
Proceeds from issue of common shares	2,426,700	4,304,700	184,700
Financing fees on issue of common shares	-	-	(500)
Proceeds from issue of special warrants and units	50,589,700	4,548,800	-
Financing fees on issue of special warrants and units	(2,910,000)	(446,900)	-
Proceeds from bank loans and other long-term liabilities	3,000,400	1,401,200	6,258,400
Financing fees on bank loans	(2,507,000)	(197,700)	(240,800)
Repayment of bank loans	(6,523,600)	(13,706,500)	(188,100)
Cash provided by (used in) financing activities	44,076,200	(4,096,400)	6,013,700
Foreign exchange gain (loss) on cash held in foreign currency	3,615,000	(400,100)	493,300
Net increase (decrease) in cash during the year	25,125,100	5,931,400	(356,900)
Cash and cash equivalents, beginning of year	7,736,500	1,805,100	2,162,000
Cash and cash equivalents, end of year	$ 32,861,600	$ 7,736,500	$ 1,805,100
Supplemental cash flow information			
Interest paid in cash	1,237,000	1,685,900	2,648,200
Income taxes paid in cash	-	-	-

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

December 31, 2003 and 2002
(Stated in U.S. dollars)

1. NATURE OF OPERATIONS

Organization and business

Rio Narcea Gold Mines, Ltd. (the "Company") is engaged in the exploration and development of mineral properties in Spain and Portugal through its subsidiaries which are as follows:

	Country of incorporation	Year of incorporation/ acquisition(*)	Participation
Río Narcea Gold Mines, S.A. ("RNGM, S.A.")	Spain	1994	100%
Naraval Gold, S.L. ("Naraval")	Spain	1999	100%
Exploraciones Mineras del Cantábrico, S.L. ("EMC")	Spain	2003	85%
Rio Narcea Recursos, Ltd. ("RNR, Ltd.")	Canada	2003	100%
Río Narcea Recursos, S.A. ("RNR, S.A.")	Spain	2001	100%
Río Narcea Nickel, S.A. ("RNN, S.A.")	Spain	2003	100%

(*) All subsidiaries except EMC were incorporated by the Company. EMC was acquired in 2003 from a third party and participation was increased to 90.7% on March 30, 2004 (refer to note 6).

The Company was incorporated under the Canada Business Corporations Act on February 22, 1994, as a numbered company and began operations on July 8, 1994, with the acquisition of RNGM, S.A.

Investment in mineral properties

The Company started construction of and development of the El Valle gold mine in the first quarter of 1997 with commissioning of the plant in February 1998. In late 2000, the Company commenced production at the Carlés open pit gold mine. In July 2002, the Company received a positive bankable feasibility for the open pit portion of its Aguablanca nickel deposit and started construction of the plant in late October 2003 (refer to note 6).

The return on investments made by the Company will depend on its ability to find and develop mineral reserves and on the success of its future operations including the following: quantity of metals produced, metal prices, operating costs, environmental costs, interest rates and discretionary expenditure levels including exploration, resource development and general and administrative costs. Since the Company operates internationally, exposure also arises from fluctuations in currency exchange rates, specifically the Euro/U.S. dollar, political risk and varying levels of taxation. While the Company seeks to manage these risks, many of these factors are beyond its control. The economic assessment of the mineral reserves by independent experts takes into account only the proven and probable reserves at El Valle and Carlés gold mines and Aguablanca nickel project.

2. SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These principles differ in certain material respects from United States generally accepted accounting principles ("U.S. GAAP"). The differences are described in note 16.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries (refer to note 1). All significant intercompany transactions and balances have been eliminated on consolidation.

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires the Company's management to make estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Actual results may differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash balances and highly liquid investments with an original maturity of three months or less. Because of the short maturity of these investments, the carrying amounts approximate their fair value. The Company had cash equivalents of $25,053,700 as at December 31, 2003 (2002 - $6,533,000) with an effective interest rate of 1.8%.

Stockpiled ore

Stockpiled ore is recorded at cost. Cost is comprised of the cost of mining the ore and hauling it to the mill, and an allocation of an attributable amount of mining overheads related to mineral properties. Units included as stockpiled ore are based upon stockpile weight, expected recoveries and assays performed. Since stockpiled ore is processed within a short period of time, the inventoried costs are reported as a current asset and related cash flows as operating activities in the consolidated statements of cash flows.

The carrying value of stockpiled ore is assessed by comparing the sum of the carrying value plus future processing and selling costs to the expected revenue to be earned, which is based on the estimated volume and grade of stockpiled material. Stockpiled ore is located adjacent to the mill at the mine site. Although it is exposed to the elements, such exposure does not result in deterioration of the quality of the material. The decision to process stockpiled ore is determined based upon operating efficiency of the mine and the mill (different types of ore require different milling and refining processes). Therefore, stockpiled ore is processed when it is operationally efficient to do so and when no richer ore is available for milling. The decision to process stockpiled inventory is not particularly sensitive to gold prices since the decision is based on incremental cash inflows and outflows, and milling and refining costs, which are very small relative to selling price. The Company has never elected to not process stockpiled ore and does not anticipate departing from this practice in the future.

Materials extracted are classified as stockpiled ore if the gold content is greater than or equal to 2.0 g/t. Materials with gold content less than 2.0 g/t but greater than or equal to 0.5 g/t are stockpiled with no value assigned. Materials with gold content less than 0.5 g/t are considered waste.

Stockpiled ore at December 31, 2003 is expected to be processed within the next year.

Inventories

Mine operating supplies are recorded at the lower of average cost and replacement cost and gold in process and final products are recorded at the lower of average cost or net realizable value. The cost of gold in process and final products is comprised of costs of mining the ore and hauling it to the mill, costs of processing the ore and an attributable amount of mining and production overheads related to deferred mineral property costs. The cost of mine operating supplies represents the direct costs of acquisition. Units of mine operating supplies are determined using a perpetual inventory system; units of gold in process are based on the amount of ore introduced into production, expected recovery and assay results; and units of final product are based on weighing the final product and assay results.

Mineral properties

(i) Property acquisition and mine development costs

Mining properties are recorded at cost of acquisition. Property acquisition costs include direct costs for the purchase of mining rights and title to land. Property option costs and property lease rentals are expensed. Mine development costs include expenditures incurred to develop new deposits, to define further mineral reserves in existing deposits and to expand the capacity of operating mines.

Mine development costs are deferred commencing upon the completion of a bankable feasibility study, which demonstrates the existence of proven and probable reserves. Property acquisition costs and deferred mine development costs are amortized against earnings on the unit-of-production method, based on estimated recoverable amounts of metal, currently ounces of gold. Estimated recoverable amounts of metal include proven and probable reserves only.

Excluded from the amortization calculation are those mineral reserves that require additional capital costs in order to access them. The Company expenses start-up activities, including pre-production losses and organizational costs as incurred.

(ii) Capitalization of financing costs

Financing costs, including interest, are capitalized on the basis of expenditures incurred for the acquisition and development of projects, without restriction to specific borrowings for these projects. Financing costs are capitalized while the projects are actively being prepared for production, which occurs from the completion of a bankable feasibility study to the commencement of production. Capitalization is discontinued when the asset is ready for its intended use. During 2003, no financing costs have been capitalized (2002 - $79,800; 2001 - nil).

(iii) Exploration costs

Exploration costs are charged against earnings as incurred. Significant costs related to exploration property acquisitions are capitalized until the viability of the mineral property is determined. When it has been established that a mineral property has development potential (which occurs upon completion of a bankable feasibility study detailing proven and probable reserves on the mineral property), the costs incurred to develop a mine on the property and further development costs prior to the start of mining operations are capitalized.

(iv) Other costs

Other costs comprise patents, licenses, computer software and capital leases. These costs are recorded at the cost of acquisition and amortized over their estimated useful life as follows:

	Estimated useful life (years)
Patents, licenses and computer software	4
Capital leases	4-10

These costs are evaluated for recovery by aggregating such costs with the mineral property costs for the property to which they relate and applying the methodology as described under Mineral properties - (vi) Property evaluations.

(v) Land, buildings and equipment

Land, buildings and equipment are recorded at the cost of acquisition. Buildings and significant equipment, including the plant facility, whose life extends beyond the estimated life of the mines, are depreciated against earnings on the unit-of-production method. This method is based on estimated recoverable metals, specifically ounces of gold in current operating mines (proven and probable mineral reserves). Minor equipment and those whose life does not extend beyond the estimated life of the mines are depreciated using the straight-line method, as follows:

	Estimated useful life (years)
Machinery	6-7
Minor installations	6-7
Furniture	10
Computer equipment	4
Transport equipment	6

(vi) Property evaluations

The Company assesses long-lived assets for recoverability whenever indicators of impairment exist. When the carrying value of a long-lived asset is less than its net recoverable value as determined on an undiscounted basis, an impairment loss is recognized to the extent that its fair value, measured as the discounted cash flows over the life of the asset when quoted market prices are not readily available, is below the asset's carrying value. Expected future undiscounted cash flows are calculated using estimated recoverable metals, specifically ounces of gold, in current operating mines (proven and probable reserves), future sales prices (considering current and historical prices, price trends and related factors), operating costs, capital expenditures, reclamation and mine closure costs.

The Company's estimates of future cash flows are subject to risks and uncertainties. It is possible that changes may occur which could affect the recoverability of the Company's long-lived assets.

(vii) Mineral reserve risks

As at year-end 2003, the Company estimated its gold reserves assuming a gold price of $325 (2002 - $320) per ounce and an exchange rate of $1.00/€ (2002 - $1.00/€), which equals a gold price of €325 (2002 - €320) per ounce. Nickel reserves were estimated in July 2002 (Feasibility Report), and remained unchanged at year-end 2003, assuming a nickel price of $6,600 per tonne and an exchange rate of $1.00/€. If the Company were to determine that its mineral reserves and future cash flows should be calculated at a significantly lower price than the price used at December 31, 2003, there might be a material reduction in the amount of mineral reserves. In addition, if the price realized by the Company for its products were to decline substantially below the price at which mineral reserves were calculated for a sustained period of time, the Company could experience material write-downs of its investment in its mineral properties. Under any such circumstances, the Company might discontinue the development of a project or mining of a project at one or more of its properties or might temporarily suspend operations at a producing property and place that property in a "care and maintenance" mode. Mineral reserves could also be materially affected by changes in operating and capital costs and short-term operating factors such as the need for sequential development of deposits and the processing of new or different ore grades and ore types.

Significant changes in the life-of-mine plans can occur as a result of mining experience, new ore discoveries, changes in mining methods and rates, process changes, investments in new equipment and technology, and other factors. Changes in the significant assumptions underlying future cash flow estimates, including assumptions regarding precious metals prices and foreign exchange rates, may have a material effect on future carrying values and operating results.

Deferred stripping costs

Mining costs incurred on development activities comprising the removal of waste rock to initially expose the ore at open pit mines ("overburden removal"), commonly referred to as "deferred stripping costs," are capitalized. Amortization is calculated using the units-of-production method, based on estimated recoverable metals, specifically ounces of gold for gold projects and tonnes of nickel for nickel projects, in current operating mines (proven and probable reserves). Amortization is charged to operating costs as metal (gold or nickel) is produced and sold, using a stripping ratio calculated as the ratio of total cubic metres to be moved to total metal (ounces of gold or tonnes of nickel) to be recovered over the life of the mine. Applying this ratio yields a theoretical amount of overburden removed in a year, the total costs for which are determined by using an average cost per cubic metre. The average cost per cubic metre is calculated using (i) actual costs of overburden removal incurred to date, with no reference to future expenditures and (ii) actual cubic metres of overburden removed to date. This results in the recognition of the cost of stripping activities over the life of mine as metal (gold or nickel) is produced and sold. The application of the accounting for deferred stripping costs and resulting timing differences between costs capitalized and costs amortized generally results in an asset on the balance sheet, although it is possible that a liability could arise if amortization of the capitalized costs exceeds the costs being capitalized over an extended period of time.

The stripping ratio for 2003, 2002 and 2001 in cubic metres of overburden to proven and probable ounces of gold was approximately 63:1, 53:1 and 56:1, respectively. There has been no stripping activity in relation to nickel projects during 2003, 2002 and 2001.

The amount of deferred stripping costs expensed during the year, all of which related to gold projects, was approximately $21,975,200 (2002 - $17,059,500; 2001 - $11,239,700). These amounts are included in Deferred stripping and other mining expenses on the consolidated statement of operations and deficit. Some mining companies expense stripping costs as incurred, which, if followed by the Company, would result in greater volatility in year-to-year results of operations. During 2003 and 2002, there were less stripping costs capitalized than amortized, due to the ratio of cubic metres of waste removed to total cubic metres to be removed over the life of the mine being lower than the ratio of ounces of gold produced to total ounces of gold produced over the life of the mine. Therefore, operating costs are higher than they would have been if actual stripping costs were expensed in the year they were incurred. The opposite occurred during 2001. If stripping costs had been expensed as incurred, operating costs would have decreased by $15,669,100 and $4,818,200 in 2003 and 2002, respectively, and increased by $3,315,900 in 2001.

The deferred stripping accounting described above, does not give rise to an increase or a decrease in ore grade extracted as compared to actual ore grade extracted. In addition, mining costs associated with waste removal, other than overburden removal, are not capitalized.

Deferred stripping costs are evaluated for recovery by aggregating such costs with the mineral property costs for the property to which they relate and applying the methodology as described under Mineral properties - (vi) Property evaluations.

Revenue recognition

Revenue is recognized when title to delivered metals and the risks and rewards of ownership pass to the buyer. Revenue from the sale of by-products (such as silver and copper for gold projects) is credited against operating costs. Prices used for provisionally priced sales are based on market prices prevailing at the time of shipment and are adjusted upon final settlement with customers pursuant to the terms of sales contracts.

Restoration costs

Expenditures related to ongoing environmental activities are charged against earnings as incurred.

Restoration costs and related accruals are estimated based on environmental and regulatory requirements promulgated by the Spanish mine administration. Accrual of costs (on an undiscounted basis) commences on initiation of mine production and continues over the operating life of the mine. Restoration costs are accrued using the unit-of-production method, which is based on estimated recoverable metals, specifically ounces of gold in current operating mines (proven and probable reserves).

Restoration cost accruals of $853,000 (2002 - $492,200; 2001 - $225,400) were recorded in Deferred stripping and other mining expenses in the consolidated statements of operations.

Stock-based compensation plan

The Company has a stock-based compensation plan, which is described in note 12. Effective January 1, 2002, the Company adopted without restatement of the prior-period comparative financial statements, the new CICA accounting standards for Stock-based Compensation and Other Stock-based Payments and has elected to continue accounting for employee stock options using the intrinsic value method with pro forma earnings disclosure showing the impact of stock options on earnings had the Company accounted for all employee and director stock options at fair value. The Company has elected to provide pro forma disclosures based on all options granted rather than only for those granted after January 1, 2002 (refer to note 12). The adoption of this new standard had no effect on the Company's reported earnings for the years ended December 31, 2003 and 2002. Consideration paid by employees on the exercise of stock options is credited to capital stock.

Grants receivable

Grants receivable relate to incentives provided by various Spanish government entities. The Company records these grants and incentives when government approval is received. The grants are recorded as a reduction of its mineral properties, to the extent that subsidized costs have been capitalized, or as a reduction of expenses. The capitalized grants are amortized to income on the same basis as the related mineral properties. Government approval is normally received after subsidized costs have been incurred.

Foreign currency translation

The United States dollar is the reporting and functional currency of the Company and the Euro is the functional currency of its subsidiaries. Assets and liabilities of the Company's operations having a functional currency other than the U.S. dollar are translated into U.S. dollars using the exchange rate in effect at the year-end, and revenues and expenses are translated using exchange rates approximating those in effect when the transaction occurred. Exchange gains or losses on translation of the Company's net equity investment in these operations are deferred in the shareholders' equity section of the consolidated balance sheet in Cumulative foreign exchange translation adjustment.

Foreign exchange gains and losses on transactions occurring in a currency other than an operation's functional currency are reflected in income.

Income taxes

The Company follows the liability method of accounting for income taxes. Future income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Future income taxes are measured using the substantively enacted rates and laws that will be in effect when the differences are likely to reverse. If on the basis of available evidence, it is more likely than not that all or a portion of the future tax asset will not be realized, the future tax asset is reduced by a valuation allowance.

Derivative financial instruments

The Company employs derivative financial instruments, primarily option contracts, to manage exposure to fluctuations in metal prices and foreign currency exchange rates. The Company does not hold financial instruments or derivative financial instruments for trading purposes. The Company's policy is to formally designate each derivative financial instrument as a hedge of a specifically identified commodity or debt instrument except when call options are purchased. In these situations, the Company will de-designate the written call options and both the purchased and written call options will be marked to market through income.

The Company follows the accounting recommendations issued by the Emerging Issues Committee of The Canadian Institute of Chartered Accountants ("CICA") on the "Accounting by commodity producers for written call options." Under this standard, purchased put options in combination with designated written call options qualify for hedge accounting when the following criteria are met: no net premium is received, the components of the combination of options are based on the same underlying commodity and have the same maturity date, and the notional amount of the written call option component is not greater than the notional amount of the purchased put option component.

Where the Company has terminated its designation of a hedging relationship, the derivative financial instrument is accounted for using the fair value method. Any changes in fair value are recognized in the consolidated statement of operations.

Foreign currency derivative financial instruments are used to hedge the effects of exchange rate changes on identified foreign currency exposures. Items hedged by foreign currency contracts are translated at contract rates and gains or losses on these contracts are recorded as part of the related transactions, for which they are designated as hedges.

Gains and losses on termination of derivative financial instruments, used to mitigate metal price risk and designated as hedges, are deferred and recognized in income at the time the formerly hedged metal production is recognized in income. Gains and losses realized on derivative financial instruments used to mitigate metal price risk are recognized in sales revenue, while gains and losses realized on derivative financial instruments used to mitigate foreign exchange risk are recognized in financial revenues and expenses.

Cash flows arising in respect of hedging transactions are recognized under cash flows from operating activities.

The Company does not consider the credit risk associated with its financial instruments to be significant. Foreign currency contracts and commodity hedge contracts are maintained with high-quality counter-parties, and the Company does not anticipate that any counter-party will fail to meet its obligations.

3. RESTRICTED CASH

During 1997, the Company purchased land, which was recorded in Mineral properties and in Accounts payable and accrued liabilities. The vendor subsequently disputed the purchase price, which was based on an option purchase agreement, and pursuant to a court order, bank deposits of $346,800 (2002 - $287,900) were restricted in use. A court resolution has been issued in 2003 rejecting the arguments of the vendor and confirming that the price to be paid equals the funds restricted. This amount will be paid in 2004 and remains restricted at year-end.

In addition, as at December 31, 2003 there is an additional $958,400 (2002 - nil; 2001 - nil) restricted in favour of various banks in relation to performance bonds issued by those banks guaranteeing the fulfillment of some grants received by the Company. The existing restrictions are expected to be released in 2004.

4. INVENTORIES

	2003 $	2002 $
Mine operating supplies	2,229,800	1,732,700
Gold in process	473,200	176,500
Final products	1,964,000	406,600
	4,667,000	2,315,800

Final products consist of gold doré and gold and copper concentrates.

5. GOVERNMENT GRANTS

At December 31, 2003, grants receivable comprise a grant obtained for the development of environmental and technological projects totaling $34,700 (2002 - $581,700).

All Government grants received were related to mine development and property, plant and equipment and are being amortized into income as follows (refer to note 6):

	December 31, 2002 $	Grants received/ (amortized to income) $	Grants reimbursed $	Translation adjustment due to currency exchange $	December 31, 2003 $
Grants received					
OFICO grant	15,126,800	–	(1,359,400)	2,932,300	16,699,700
IFR grant	15,327,900	–	–	3,132,200	18,460,100
Other grants	3,470,700	31,100	(60,600)	705,800	4,147,000
Total grants received	33,925,400	31,100	(1,420,000)	6,770,300	39,306,800
Grants amortized to income					
OFICO grant	(9,511,300)	(1,946,100)	854,700	(2,071,000)	(12,673,700)
IFR grant	(10,246,900)	(1,921,000)	–	(2,318,200)	(14,486,100)
Other grants	(1,879,500)	(477,300)	–	(439,700)	(2,796,500)
Total grants amortized to income	(21,637,700)	(4,344,400)	854,700	(4,828,900)	(29,956,300)
Grants capitalized, net *(note 6)*	12,287,700	(4,313,300)	(565,300)	1,941,400	9,350,500

	December 31, 2001 $	Grants received/ (amortized to income) $	Translation adjustment due to currency exchange $	December 31, 2002 $
Grants received				
OFICO grant	12,712,200	–	2,414,600	15,126,800
IFR grant	12,881,100	–	2,446,800	15,327,900
Other grants	2,427,900	524,200	518,600	3,470,700
Total grants received	28,021,200	524,200	5,380,000	33,925,400
Grants amortized to income				
OFICO grant	(5,963,000)	(2,177,000)	(1,371,300)	(9,511,300)
IFR grant	(6,774,300)	(1,969,800)	(1,502,800)	(10,246,900)
Other grants	(1,166,200)	(443,200)	(270,100)	(1,879,500)
Total grants amortized to income	(13,903,500)	(4,590,000)	(3,144,200)	(21,637,700)
Grants capitalized, net *(note 6)*	14,117,700	(4,065,800)	2,235,800	12,287,700

No grants were recorded directly into income in 2003, 2002 and 2001 as they all related to mine development and property, plant and equipment.

OFICO grant

Pursuant to a resolution of the Secretary of State for Energy and Mineral Resources dated December 19, 1996, supplemented by another resolution dated December 30, 1997, the Company received a €14.4 million grant ("OFICO grant") (approximately $18.2 million), which was collected in full in years prior to 2003. The grant was for expenditures related to the development and construction of the El Valle project incurred from 1996 to 1999. The Company, through its wholly owned subsidiary RNGM, S.A., undertook to create 260 employment positions before June 30, 2000 and to maintain them for three years from the hiring date. A request was filed with the Spanish Ministry of the Economy in 2001 to modify this commitment. The outcome of this request, approved by the Ministry of the Economy in November 2003, was a requirement for the Company to reimburse €1,202,000 (approximately $1.4 million), which was fulfilled in 2003, and to maintain 171 employment positions until September 30, 2006. The impact of the reimbursement on the consolidated statement of operations (equal to the portion of the grant reimbursed that had already been amortized to income) amounts to €0.8 million (approximately $0.9 million); however, the Company had already anticipated this and recorded €0.7 million (approximately $0.8 million) as Other long-term liabilities as at December 31, 2002, so the net impact of the reimbursement on the consolidated statement of operations has been a charge of $0.1 million. The Company has met all other obligations and all the guarantees related to this grant have been released from January to March 2004, except for €4.8 million that will have to be maintained in order to ensure the new employment obligations (refer to note 9).

Aguablanca grant

On July 21, 2003, the Company was awarded a €6.7 million (approximately $8.5 million) grant from the Ministry of the Economy for its Aguablanca project. The Company is required to invest €33.5 million (approximately $42.4 million) in the project before July 2005 and create and maintain 114 employment positions until July 2005. Subsequently, on January 14, 2004, this grant was increased to €8.3 million (approximately $10.5 million), increasing the new required investment to €46.0 million (approximately $58.2 million). As at December 31, 2003, no portion of this grant has been collected.

6. MINERAL PROPERTIES

El Valle Mine

In September 1996, the Company received a positive bankable feasibility study on its El Valle property. Prior to receiving the bankable feasibility study, the Company expensed all exploration and development costs related to the property. Subsequent to its receipt, the Company capitalized further exploration and development costs. Construction of the plant started in the first quarter of 1997 and on February 25, 1998, the Company completed its first gold pour, officially commencing its operations.

In December 2003, the Company signed a milling agreement with Nalunaq Gold Mine A/S ("Nalunaq"), a subsidiary of Crew Development Corporation, for the purchase and processing of high-grade ore from the Nalunaq gold mine in south Greenland. Under the terms of the agreement, Nalunaq will sell to Rio Narcea four to five batches per year of high-grade ore for the selling price of the recovered gold less a milling fee. The agreement also provides for an efficiency fee to Rio Narcea for improved plant recoveries. Either party may terminate the agreement on three months notice.

Carlés Mine

In February 1991, prior to the acquisition of RNGM, S.A. by the Company, RNGM, S.A. received a positive bankable feasibility study on its Carlés property. Subsequent to the acquisition, the Company capitalized further exploration and development costs. In late 2000, the Company officially commenced operations on this property, transporting the ore to the El Valle plant for processing.

Aguablanca project

On July 5, 2001, the Company acquired, from Atlantic Copper, S.A. ("AC") 50% of the participation rights in a consortium with the Spanish State. The consortium is the holder of 100% of the mineral rights located in Huelva, Sevilla and Badajoz, Spain where the Aguablanca project is located. The Spanish State decided not to participate in working on these mineral rights and, as a result, work on these properties shall be carried out 100% by the Company. As agreed between the Spanish State and the Company on July 5, 2001, consideration for working 100% of the mineral rights comprises variable payments, as described below. These acquisition agreements were made through the Company's wholly owned subsidiary, RNR, S.A.

Prior to purchasing the participation rights, the Company performed due diligence work on the site and determined that the Aguablanca project had economic potential, which was estimated to be equal to or greater than the amount of the cost of purchase. At the date of purchase, the Company capitalized the acquisition costs in the amount of the fixed consideration.

Consideration for the purchase of 50% of the participation rights from AC was a) one payment of $4 million, of which $1.5 million was paid in 2001, and the remaining balance of $2.5 million was paid in 2003, b) variable payments after the first year of full production and over the life of the exploitation of the Aguablanca project, ranging from 0.0% (at nickel and copper prices below $3.25 and $0.73 per pound, respectively) to 3.1% (at nickel and copper prices above $5.00 and $1.00 per pound, respectively) of net smelter return and c) variable payments of 1% of net smelter return, over the life of the exploitation of any other deposits found within the area of the mineral rights held by the consortium. The Company has the option, at any time, to terminate the variable payments described in b) and c) above by making a lump sum payment of $6 million to AC.

The Company is required to make variable payments to the Spanish State in exchange for the Spanish States' 50% working rights ranging from 0.5% (at nickel prices below $2.24 per pound) to 2.0% (at nickel prices above $3.51 per pound) of net smelter return. In addition, the Company has committed to invest €1.9 million (approximately $2.4 million) in three specific areas within a period of nine years, and to provide employment for up to 50 people from a local state-owned mining company.

In July 2002, the Company received a positive bankable feasibility study for the development of the open pit portion of the Aguablanca project. All exploration costs prior thereto were expensed. As at December 31, 2003, the Company has incurred capital expenditures of $36.7 million in relation to the construction of the Aguablanca project, of which $7.3 million has been recorded in Accounts payable and accrued liabilities.

In January 2003, the Company signed a long-term off-take agreement with Glencore International AG ("Glencore") for the sale of nickel concentrate from its Aguablanca project. Glencore will purchase 100% of the annual production of concentrate from the Aguablanca project until approximately year 2010, at market prices prevailing at the time of shipment.

In June 2003, the Company received a positive Declaration of Environmental Impact from the Spanish Ministry of Environment. In August 2003, the Council of Ministers of Spain approved the Definitive Reserve mineral license for the project, securing the exclusive right of the Company to exploit the Aguablanca deposit. Also in August 2003, the Company awarded the engineering contract for the construction of the plant to Fluor Corporation. Construction and development of the project started in October 2003. In November 2003, a mining contract was signed with Peal Obra Publica, S.A.

Corcoesto project

The Company does not plan, at this time, to conduct additional work on the property and is considering selling or joint venturing this project. All exploration costs associated with the exploration activity have been expensed as incurred and there are no capitalized costs.

Lugo project

In December 2002, the Company entered into an agreement with Outokumpu Mining Sucursal España to acquire up to a 70% interest in the Lugo properties located in northern Spain according to a phased expenditures earn-in process. Rio Narcea may earn an initial 50% interest in the project by incurring exploration expenditures of €1.5 million (approximately $1.9 million) over a period of up to two years commencing December 2002. Rio Narcea can then earn an additional 10% by incurring further exploration expenditures of €1.5 million (approximately $1.9 million) over one year and making a cash payment of €0.8 million (approximately $0.9 million). A further 10% can be acquired by the Company by completing a bankable feasibility study. The Company can resign its participation after expending €0.5 million (approximately $0.6 million) on the properties.

During 2003, the Company has incurred exploration costs amounting to €0.8 million (approximately $0.9 million). All exploration costs associated with the exploration activity have been expensed as incurred and there are no capitalized costs.

Portugal project

In February 2003, the Company obtained a major nickel exploration license in southern Portugal through its wholly owned subsidiary RNGM, S.A., covering approximately 1,900 square kilometres. All exploration costs have been expensed as incurred and there are no capitalized costs.

Salave project

On October 28, 2003, the Company acquired, through its wholly owned subsidiary Naraval, 85% of the shares of Exploraciones Mineras del Cantábrico, S.L. ("EMC"). The non-controlling shareholders have the right to sell their participation to Rio Narcea in exchange for $1 million after the commencement of commercial production on the project and under other certain circumstances. Twenty-five percent of the $1 million is payable in cash and 75% is payable in cash or common shares of Rio Narcea, at the option of the Company. Upon commercial production, the non-controlling shareholders are also entitled to change their participation for a royalty of 0.4% of the net smelter return.

EMC is a Spanish exploration company having mineral rights in the Asturias, Extremadura (Ossa Morena region) and Aragon provinces of Spain. The mineral rights located in Asturias include the Salave gold deposit.

The acquisition cost of EMC amounted to approximately $5.8 million, of which $1.5 million was paid by the issuance of 600,276 common shares of the Company and the remaining $4.3 million paid in cash.

The components of the book value of EMC and the allocation of the acquisition cost among the different assets and liabilities on the acquisition date are as follows:

	Allocation of the acquisition cost $
Cash and cash equivalents	865,400
VAT and other taxes	36,600
Other current assets	32,600
Mineral properties	4,981,800
Land, buildings and equipment	104,000
Accounts payable and accrued liabilities	(73,800)
Net book value	5,946,600
Non-controlling interest (15%)	(130,700)
Net book value attributable to the Company	5,815,900

The mineral rights at Salave were leased by EMC to a third party for an undefined period of time. On March 9, 2004, the Company entered into a cancellation agreement with the lessee of those mineral rights. As consideration for the cancellation of the lease agreement, the Company has paid $5 million in cash and granted 2 million warrants with an exercise price of CDN$5.00 expiring in September 2008, the fair value of which amounted to $1 million. Also, the Company will be required to make five additional payments of $5 million each upon fulfillment of certain milestones: 1) granting of the construction permit, 2) commencement of commercial production, 3) production of 200,000 ounces of gold, 4) production of a cumulative 400,000 ounces of gold, and 5) production of a cumulative 800,000 ounces of gold. In addition, the Company will have to pay a royalty of 5% on gold produced and sold in excess of 800,000 ounces subject to a deduction of $200 per ounce, and on all other metals from commencement of commercial production. The Company has the right to buy back 50% of the royalty in exchange for $5 million.

On March 30, 2004, EMC increased its capital stock in the amount of €4.5 million (approximately $5.7 million). The non-controlling shareholders did not participate in the capital increase, resulting in a dilution of their interest in EMC. The participation of the Company in EMC has increased to 90.7%.

As at December 31, 2003, Mineral properties consisted of the following:

	December 31, 2002 $	Additions/ (amortization) $	Acquisition of EMC[(b)] $	Transfers $	Translation adjustment due to currency exchange $	December 31, 2003 $
Mining properties and development						
Mining properties and development	35,589,800	6,141,600	4,981,800	–	8,571,500	55,284,700
Other[(a)]	982,700	356,900	–	(191,100)	220,200	1,368,700
Total mining properties and development	36,572,500	6,498,500	4,981,800	(191,100)	8,791,700	56,653,400
Land, buildings and equipment	44,114,800	33,566,900	104,000	191,100	12,968,500	90,945,300
Grants, net of amortization *(note 5)*	(12,287,700)	4,878,600	–	–	(1,941,400)	(9,350,500)
Accumulated depreciation and amortization	(40,686,900)	(11,778,100)	–	–	(9,689,500)	(62,154,500)
Total	27,712,700	33,165,900	5,085,800	–	10,129,300	76,093,700

[(a)] "Other" comprises patents, licenses, software and rights in leased assets.
[(b)] Value allocated to mineral properties of EMC on the acquisition date.

As at December 31, 2002, Mineral properties consisted of the following:

	December 31, 2001 $	Additions/ (amortization) $	Disposals $	Translation adjustment due to currency exchange $	December 31, 2002 $
Mining properties and development					
Mining properties and development	27,943,100	3,010,900	(903,100)	5,538,900	35,589,800
Other[a]	962,100	44,400	(190,400)	166,600	982,700
Total mining properties and development	28,905,200	3,055,300	(1,093,500)	5,705,500	36,572,500
Land, buildings and equipment	35,041,700	2,702,200	(524,000)	6,894,900	44,114,800
Grants, net of amortization *(note 5)*	(14,117,700)	4,065,800	-	(2,235,800)	(12,287,700)
Accumulated depreciation and amortization	(20,948,000)	(15,801,900)	1,599,300	(5,536,300)	(40,686,900)
Total	28,881,200	(5,978,600)	(18,200)	4,828,300	27,712,700

[a] "Other" comprises patents, licenses, software and rights in leased assets.

The cost and accumulated depreciation and amortization of rights in leased assets amounted to $574,400 and $281,900, respectively, as at December 31, 2003 (2002 - $654,100 and $308,500, respectively). Debt outstanding in respect of these assets amounted to $121,800 as at December 31, 2003 (2002 - $235,000) (refer to note 9).

7. DEFERRED STRIPPING COSTS

Deferred stripping costs are comprised of the following:

	December 31, 2002 $	Additions/ (amortization) $	Translation adjustment due to currency exchange $	December 31, 2003 $
Deferred stripping costs	85,207,300	6,306,100	18,148,300	109,661,700
Accumulated depreciation and amortization	(57,402,600)	(21,975,200)	(14,295,900)	(93,673,700)
	27,804,700	(15,669,100)	3,852,400	15,988,000

	December 31, 2001 $	Additions/ (amortization) $	Translation adjustment due to currency exchange $	December 31, 2002 $
Deferred stripping costs	60,190,700	12,241,300	12,775,300	85,207,300
Accumulated depreciation and amortization	(32,331,300)	(17,059,500)	(8,011,800)	(57,402,600)
	27,859,400	(4,818,200)	4,763,500	27,804,700

Deferred stripping costs as at December 31, 2003 and 2002 are related to the El Valle and Carlés gold projects. Stripping activities at the Aguablanca project started in January 2004.

8. OTHER ASSETS

Other assets are comprised of the following:

	2003 $	2002 $
Put/call program *(note 14)*	8,085,500	4,071,500
Long-term deposits and restricted investments	453,700	822,100
Deferred financing fees	3,654,000	1,070,100
Pre-paid expenses	924,200	-
	13,117,400	5,963,700

The "put/call program" corresponds to a) the cost of the gold hedging entered into by the Company during 2000 with maturity dates beyond one year, and b) the cost incurred in 2002 and 2003 by the Company in purchasing US$/ounce and €/ounce call options with maturity dates between 2004 and 2006. The net cost of gold hedges that mature in the short term is $2,334,700 (refer to note 14) as at December 31, 2003 (2002 - $1,390,300), and is included in Other current assets in the consolidated balance sheet.

In May 2002, the Company purchased gold call options denominated in U.S. dollar with maturity dates commencing in 2003 and onwards. Also in February 2003, the Company purchased gold call options denominated in Euros with maturity dates commencing in the second half of 2005 and onwards. The cost of acquisition of the options, representing the fair value of the purchased call options, amounting to €1.2 million and €1.8 million, respectively (approximately $1.1 million and $2.0 million, respectively), has been recorded as Other assets and Other current assets depending on its maturity, at the date of purchase. Coincident with the purchase of these calls, the same number of written calls was de-designated as hedges. The change in fair value from the date of purchase and de-designation of the purchased and written call options nets to nil and therefore has no impact on the consolidated statement of operations and deficit. As at December 31, 2003, the fair value of the purchased and written call options is recorded as Other assets and Other long-term liabilities, $3,207,000 (2002 - $1,151,100), and Other current assets and Accounts payable and accrued liabilities, $1,430,800 (2002 - $201,400).

Long-term deposits and restricted investments are bank accounts and investment funds restricted in use due to the existence of guarantees, which are related to restoration activities and fulfillment of grant conditions (refer to note 5).

Deferred financing fees represent capitalized costs to obtain long-term debt. These costs are being amortized on a straight-line basis over the life of the underlying debt.

During 2003, the Company acquired several plots of land necessary for the construction of the Aguablanca mine, which are recorded as Mineral properties, net - Land, buildings and equipment (refer to note 6). In addition, several other plots of land have been rented for a period of 15 years with the option of extending this period. The Company has pre-paid the rentals to the owners of the land, corresponding to a minimum of six years and a maximum of 15 years, which are recorded as Other assets. These amounts will be amortized to Mine expenses on a straight-line basis.

9. LOAN AGREEMENTS

Deutsche Bank

On October 26, 2000, the Company entered into a credit agreement with Deutsche Bank and settled the remaining balance of the loans arranged in 1997 and 1998 with Standard Chartered Bank and several Spanish institutions. In addition, the Company settled the put/call options arranged on August 1, 1997, which resulted in a gain of $5.2 million. The gain was brought into income at the same time the gold production, which was being hedged, was recognized in income (refer to notes 14 and 16).

Within the credit agreement arranged with Deutsche Bank, the Company has the following facilities:

(a) Term Loan Facility - $19,000,000

This facility is broken into two tranches. Tranche I, being up to $11,306,000, was applied by RNGM, S.A., to repay the then outstanding loans granted by Standard Chartered Bank. Tranche II, being up to $7,694,000, of which $4,013,200 was applied by the Company towards the prepayment of the then outstanding loans granted to the Company by several Spanish banks. The remaining amount of $3,680,800 was applied to develop the El Valle and Carlés properties.

The interest rates for the advances are as follows: Tranche I - LIBOR US$ (London interbank offering rate) + 1.7% per annum and Tranche II - LIBOR US$ + 1.95% per annum for the period ending October 31, 2002, and LIBOR US$ + 2.93% per annum, thereafter.

The term facility is to be repaid as follows: 12.5% semi-annually (April and October), starting April 30, 2002, with the final payment on October 31, 2005. In October 2003, the Company prepaid $2,375,000 corresponding to the payment due in October 2005.

As at December 31, 2003, the amount payable during 2004 under this facility is $4,750,000 (2002 - $3,750,000 payable during 2003) and is included in current liabilities in the consolidated balance sheet.

In January 2004, the Company prepaid an additional $2,375,000 corresponding to payment due in April 2005 and $1,375,000 corresponding to the payment due in April 2004.

(b) Term Loan Facility - $3,500,000

This facility represents advances to the Company, to a limit of $3,500,000, to finance the expansion of the El Valle and Carlés projects. The interest rate for these advances is LIBOR US$ + 2.2% per annum. As at December 31, 2003, the full amount of the facility had been drawn down.

Repayment of this facility is due in two instalments: $1,750,000 is due on October 31, 2005, and the remaining amount of $1,750,000 is due on October 31, 2006.

As part of the consideration for the term loan facility, the Company issued to Deutsche Bank 3,500 series A common share purchase options ("A Call Options") and 3,500 series B common share purchase options ("B Call Options"). Each Call Option entitles Deutsche Bank to subscribe for 500 common shares of the Company at an exercise price of $1.00 per share.

The options are not to be listed on any stock exchange and are not being made available to the public for subscription.

The expiration date of the options is the earlier of the following: (a) the date on which the term loan facility becomes due and payable in full under the terms of the Credit Agreement, or (b) in the case of the A Call Options and B Call Options, October 31, 2005 and 2006, respectively.

The proceeds of this facility were allocated between long-term debt ($2,527,100) and the A and B Call Options ($972,900). The allocation was calculated by valuing the liability and equity instruments separately and adjusting the resulting amounts on a pro rata basis so that the sum of the components equals the amount of cash received. The assumptions used in the calculation of the value of the equity instrument (using the Black-Scholes model) were a volatility of 92%, average interest rate of 6.7% and average maturity of 5.5 years. The fair value of the liability instrument was assumed to be equal to its face value, as its interest rate approximated the market interest rate available to the Company.

The interest accretion on this facility for the year ended December 31, 2003, calculated using the effective interest rate method, was $176,200 (2002 - $166,000).

(c) Current Account Credit Facility - $4,000,000

On June 28, 2001, Deutsche Bank granted a new current account credit facility with a limit of $4,000,000 at an interest rate, which is tied to the three-month LIBOR US$ + 2.2%. The amount drawn down against this facility amounted to $3,000,000 as at December 31, 2001, and a further total amount of $1,000,000 was drawn down in January and February 2002. This credit facility was to be repaid in two equal instalments on October 31, 2005 and 2006, but was prepaid in July 2002 (see below). This credit facility was used to finance the acquisition and exploration of the mineral properties of the Aguablanca project.

As part of the consideration for the current account credit facility, the Company issued to Deutsche Bank 2,912 series A common share purchase options ("A Options") and 2,912 series B common share purchase options ("B Options"), and one exceptional A common share purchase option and one exceptional B common share purchase option. Each A and B Option entitles Deutsche Bank to subscribe for 1,000 common shares of the Company and the exceptional A and B options allow for the subscription of 905 and 904 common shares, respectively. The exercise price in each case is $0.687 per share. The other terms are the same as those prevailing for the options assigned to the $3,500,000 term loan facility.

The proceeds of this facility were allocated between long-term debt ($2,739,900) and the A and B Options ($1,260,100). The allocation was calculated by valuing the liability and equity instruments separately and adjusting the resulting amounts on a pro rata basis so that the sum of the components equalled the amount of cash received. The assumptions used in the calculation of the value of the equity instrument (using the Black-Scholes model) were a volatility of 92%, average interest rate of 5.7% and average maturity of 4.8 years. The fair value of the liability instrument was assumed to be equal to its face value, as its interest rate approximated the market interest rate available to the Company.

The interest accretion on this facility for the year ended December 31, 2002, calculated using the effective interest rate method, was $116,900.

On July 5, 2002, options issued to Deutsche Bank under the facility were exercised into 5,825,809 common shares for gross proceeds to the Company of $4,000,000. Coincident with the exercise of these options, the Company repaid the principal amount owing under the facility (refer to note 11).

(d) Standby Working Capital Facility - $1,500,000

Working capital advances shall be made to the Company by Deutsche Bank, to a limit of $1,500,000, at any time during the loan commitment period, when requested by the Company by means of a drawdown notice. The advance shall be a minimum amount of $1,000,000 with additional amounts in multiples of $100,000. The interest rate for the advances is LIBOR US$ + 1.8% per annum.

Amounts shall be repaid in full on the last day of the interest period relating to each standby working capital advance. This loan is renewable on a revolving basis with a final maturity on October 26, 2004. As at December 31, 2003 and 2002, this loan had not been drawn down.

(e) Guarantee Facility

The Company has been provided two guarantees: (1) the IFR Guarantee, and (2) the Hedging Guarantee.

The IFR Guarantee, in the maximum amount of €2,319,906, was to be used to secure/discharge obligations of the Company to the "Dirección General de Política Sectorial" of the Spanish Ministry of the Economy in relation to the IFR subsidy. This guarantee was cancelled in December 2001 as the Company complied with the conditions established for the granting of this subsidy.

The Hedging Guarantee (provided by Deutsche Bank in relation to the hedging program contracted with its subsidiary Deutsche Bank A.G. London), in the maximum amount of $30,000,000, guarantees certain of the liabilities of the Company under the put/call program, on terms and subject to conditions set out therein.

Under this credit agreement, the Company is required to fulfill certain obligations, which are summarized below:

- To submit information to Deutsche Bank, including most notably operating forecasts, financial reports and details of investments made.
- To comply with current legislation in force and arrange adequate risk hedging on a timely basis.
- To not undertake, without prior approval, actions such as changing its corporate purpose, granting loans to third parties or abandoning areas being mined.
- To comply, at certain times throughout the years, with agreements and financial ratios, mainly associated with the debt and interest coverage. This is to be done through the cash flows generated by the Company over the lives of the El Valle and Carlés properties, and of minimum proven and probable reserves of gold ounces relating to these mines.

As at December 31, 2003 and 2002, it is the Company's understanding that all these obligations have been fulfilled.

All the financing facilities granted by Deutsche Bank are secured by the assets and shares of RNGM, S.A. (gold assets) and specifically secured by mortgages on the El Valle and Carlés mineral properties.

Investec/Macquarie

On August 21, 2003, the Company entered into a credit agreement with Investec Bank (UK) Ltd. ("Investec") and Macquarie Bank Ltd. ("Macquarie") (collectively, "Investec/Macquarie") to finance the construction of its Aguablanca project. Within this credit agreement, the Company has the following facilities as at December 31, 2003:

(a) Term Facility I - $40,000,000

The interest rates for this facility is LIBOR US$ + 2.4% per annum until completion of the construction (as defined in the credit agreement); and LIBOR US$ + 2.0% thereafter.

The amounts finally drawn down under this facility will be repaid semi-annually (May and November) as follows: 2004 - 3.12%, 2005 - 38.25%, 2006 - 25.25%, 2007 - 20.88% and 2008 - 12.50%.
This facility has not been drawn down as at December 31, 2003.

(b) Term Facility II - $5,000,000

The interest rate for this facility is LIBOR US$ + 2.5% per annum.

The amounts finally drawn down under this facility will be repaid semi-annually (May and November) as follows: 2009 - 68% and 2010 - 32%.

As part of the consideration for the term loan facility, the Company must, prior to drawing down any of the facilities, issue to Investec/Macquarie, 3,496,502 common share purchase options ("Options"). Each Option would entitle the banks to subscribe for one common share of the Company at an exercise price of $1.43 per share. The exercise price for these Options was calculated as a 130% premium to the average closing price of the Company's shares during the months of November and December 2002 when the mandate letter for the credit agreement was signed.

The options are not to be listed on any stock exchange and are not being made available to the public for subscription.

The expiration date of the options would be the earlier of the following: (a) the date on which the term loan facility becomes due and payable in full under the terms of the Credit Agreement, or (b) August 21, 2008.

The proceeds of this facility will be allocated between long-term debt and the options. The allocation will be calculated by valuing the liability and equity instruments separately on the issuance date of the Options and adjusting the resulting amounts on a pro rata basis so that the sum of the components equals the amount of cash received.

This facility has not been drawn down as at December 31, 2003.

(c) Cost Overrun Facility - $2,000,000

This Facility may be used by the Company in case of cost overruns incurred in the construction of the Aguablanca project in relation to the capital expenditures initially approved by the banks.

The interest rate for this facility is LIBOR US$ + 2.5% to 3.5% per annum, depending on the use of the funds (as defined in the credit agreement).

This term facility is to be repaid on or earlier than May 31, 2005.

This facility has not been drawn down as at December 31, 2003.

Under this credit agreement and before drawing down any of the facilities, unless modified or waived by the lenders, the Company is required to enter into commodity and foreign exchange hedging transactions with Investec/Macquarie. The Company is required to hedge 50% of the nickel payable during the term of the loan; however, initially only the first four years are to be hedged, extending the period on a rolling basis. The Company must also hedge the Euro/U.S. dollar exchange rate during the term of the loan, with the amount of U.S. dollar to be hedged being equal to 35% of nickel payable during the first four years of production and 45% thereafter, considering a nickel price of $3.40 per pound.

Also under this credit agreement, the Company is required to fulfill certain obligations, similar to the ones required by the Deutsche Bank facilities that have been described above. As at December 31, 2003, it is the Company's understanding that all the applicable obligations have been fulfilled.

All the financing granted by Investec/Macquarie will be secured by the assets and shares of Rio Narcea Recursos, S.A., a wholly owned subsidiary of the Company that holds the Aguablanca assets in Spain, and by mortgages on the Aguablanca mineral properties.

On March 23, 2004, the Company entered into a supplemental agreement with Investec/Macquarie that modifies the abovementioned credit agreement. Under the supplemental agreement, the hedging requirements for an initial drawdown of $30 million have been changed. The required hedging transactions, entered into on March 25, 2004 with Investec/Macquarie, were a) copper forwards corresponding to a total of 17,066 tonnes at a price of €1,853 per tonne and maturities from November 2004 until September 2008, and b) Euro/U.S. dollar forwards corresponding to a total of $16.9 million at a price of $1.2229 per Euro and maturities from November 2004 to September 2008. Both copper and Euro/U.S. dollar forwards have been at zero premium. On March 25, 2004, the Company executed a drawdown of $25 million of the Term Facility I and $5 million of the Term Facility II. Also a new calendar has been agreed for the repayment of the $25 million under the Term Facility I, which consists of semi-annual instalments, starting in September 2005, of $6, $8, $5, $4 and $2 million, respectively.

Subsidized loan for Aguablanca project

In December 2003, the Ministry of Science and Technology granted a subsidized loan, amounting to €5.0 million ($6.3 approximately), to the Aguablanca project currently under construction. The Company was required to invest €37.4 million (approximately $47.2 million) in the construction of the project before December 31, 2003 and create and maintain 55 employment positions for at least two years. The Company had not fulfilled these requirements as at December 31, 2003; however, the Company has applied for an extension in the deadline date, which it expects to obtain. The loan is at zero interest rate and is repayable by equal instalments of €500,000 ($631,500 approximately) from 2008 to 2017.

The loan was collected from the Ministry in January 2004 in exchange for the issuance of performance bonds amounting to €5.2 million. The performance bonds were issued by two Spanish banks (Caja de Extremadura and Cajamar) and at that time the Company placed the €5.0 million in restricted bank accounts in favour of the banks. The Company expects to obtain the release of the restricted funds in April 2004, when the Aguablanca project itself can serve as security to the banks.

Loan agreements schedule at December 31, 2003:

	Currency	Maturity	US$ Outstanding Short-term $	Long-term $
Project finance/mortgage loans				
Deutsche Bank	US$	October 31, 2006	4,750,000	5,428,100
Industrial and Technological Development Centre [1]	Euros	March 31, 2007	353,100	837,300
Ministry of Science and Technology [1]	Euros	October 31, 2011	-	151,800
Bansaleasing [3]	Euros	November 4, 2004	100,400	-
BBVA [3]	Euros	July 5, 2004	21,400	-
Ministry of the Economy [1]	Euros	January 1, 2012	16,100	288,800
Barclays Bank [2]	Euros	July 31, 2005	2,592,800	-
Accrued interest payable	Euros		97,900	-
			7,931,700	6,706,000

[1] These loans are used to finance research projects to be performed by the Company.
[2] This loan matures upon the collection of VAT related to the construction of the Aguablanca project and has a limit of credit of €6.0 million (approximately $7.6 million).
[3] Debt outstanding in respect of rights in leased assets (refer to note 6).

Except for the loans from the Industrial and Technological Development Centre, Ministry of Science and Technology and Ministry of the Economy, which were granted at a zero interest rate, the aforementioned loans from credit entities bear interest tied to LIBOR US$, EURIBOR (European interbank offering rate) or MIBOR (Madrid interbank offering rate) plus a spread ranging from 1.0% to 2.2%.

Loan agreements schedule at December 31, 2002:

	Currency	Maturity	US$ Outstanding Short-term $	Long-term $
Project finance/mortgage loans				
Deutsche Bank	US$	October 31, 2006	3,750,000	12,376,900
Industrial and Technological Development Centre [1]	Euros	March 31, 2007	165,500	988,500
Ministry of Science and Technology [1]	Euros	October 31, 2011	-	126,100
Bansaleasing [2]	Euros	November 4, 2004	91,600	83,600
BBVA [2]	Euros	July 5, 2004	42,100	17,700
Accrued interest payable	Euros		151,400	-
			4,200,600	13,592,800

[1] These loans are used to finance research projects to be performed by the Company.
[2] Debt outstanding in respect of rights in leased assets (refer to note 6).

Except for the loans from the Industrial and Technological Development Centre and the Ministry of Science and Technology, which were granted at a zero interest rate, the aforementioned loans from credit entities bore interest tied to LIBOR US$, EURIBOR (European interbank offering rate) or MIBOR (Madrid interbank offering rate) plus a spread ranging from 1.0% to 2.2%.

The required principal repayments of the Company on its long- and short-term debt are as follows:

Year	Balance $
2004	7,931,700
2005	4,276,400
2006	1,902,700
2007	223,600
2008	69,800
2009 and thereafter	233,500
	14,637,700

As at December 31, 2003, the Company has provided bank guarantees to certain governmental institutions and entities in Spain totaling approximately $43,810,100 (2002 - $28,220,700). Of this amount, $5,509,600 (2002 - $2,414,200) related to reclamation guarantees, $31,748,400 (2002 - $20,261,600) related to guarantees issued as security to allow the Company to collect certain government grants and other subsidies (refer to note 5), $6,376,300 (2002 - $5,294,400) related to the financing from Deutsche Bank, and $175,800 (2002 - $250,500) related to other items. From January to March 2004, bank guarantees amounting to $17.7 million, which were related to the OFICO grant (refer to note 5), have been released.

10. OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of:

	2003 $	2002 $
Provision for site restoration	2,458,400	1,250,400
Ministry of the Economy	1,421,100	1,563,600
Put/call program *(notes 8 and 14)*	3,207,000	1,151,100
	7,086,500	3,965,100

The Company has estimated future site restoration obligations, which it believes will meet current regulatory requirements, at $3,121,100 (including the $2,458,400 already accrued as at December 31, 2003). The Company expects to spend $3.1 million within the next five years. Future changes, if any, in regulations and cost estimates, which may be significant will be recognized when known.

As of December 31, 2003, RNGM, S.A., RNR, S.A. and RNN, S.A. were awarded grants totaling $903,200, $265,200 and $252,700, respectively (2002 - $330,400, $473,400 and nil, respectively), by the Ministry of the Economy in relation to various gold and nickel projects. These grants will be reimbursed if positive results are obtained on the subsidized projects. As the Company expects the subsidized projects to have positive results, the total grants received have been recorded as a liability. These grants will be reviewed by the Ministry and will either be considered non-refundable if no viability is achieved, or repayments will be established on a long-term basis at zero interest rate. In 2003, the Ministry had reviewed the grant given in 2001 amounting to €241,400 (approximately $304,900 as at December 31, 2003) and established a calendar for its repayment. This grant, which was classified as Other long-term liabilities as at December 31, 2002, is now classified as Long-term debt as at December 31, 2003 (refer to note 9).

In addition, the Company had recorded a liability with the Ministry of the Economy amounting to $759,800 as of December 31, 2002 in relation to the OFICO grant. This amount, which had been recorded as a charge to Other income (expense) in 2002, has been paid in 2003 (refer to note 5).

11. SHARE CAPITAL

Common shares

The authorized capital stock of the Company is comprised of an unlimited number of common shares. Details of issued and outstanding shares are as follows:

	2003		2002		2001	
	Shares	Amount $	Shares	Amount $	Shares	Amount $
Common shares						
Balance, beginning of year	71,729,626	84,098,400	65,050,817	79,446,300	64,922,310	79,262,100
Issuance of cash						
Rights offering/private placements, net of costs	38,000,000	47,666,000	–	–	128,507	184,200
Exercise of employee stock options	1,734,301	1,550,400	608,000	304,700	–	–
Exercise of share purchase options	–	–	5,825,809	4,000,000	–	–
Exercise of stock options	859,396	876,300	–	–	–	–
Non-cash issuances						
Shares issued to service suppliers	–	–	245,000	118,300	–	–
Exercise of share purchase options	–	–	–	229,100	–	–
Exercise of stock options	–	349,400	–	–	–	–
Shares issued in acquisition of EMC	600,276	1,500,000	–	–	–	–
Balance, end of year	112,923,599	136,040,500	71,729,626	84,098,400	65,050,817	79,446,300

In October 2003, the Company issued 600,276 shares with a value, on the issuance date, of $1,500,000 as part of the consideration for the acquisition of EMC (refer to note 6).

On August 22, 2003, Rio Narcea entered into an agreement with a syndicate of underwriters under which the underwriters agreed to buy 16,100,000 units for re-sale to the public at a price of CDN$2.80 per unit for gross proceeds of CDN$45,080,000 ($32,858,800). Net proceeds received after payment of expenses related to the offering were $31,014,200. Each unit consisted of one common share and one-half of one common share purchase warrant, which were detachable from the common shares. Each whole warrant entitles the holder to purchase one common share at a price of CDN$5.00 on or before 60 months from the closing date, which was September 11, 2003. On September 4, 2003, the Company obtained a receipt for a final prospectus that qualified the units. The common share purchase warrants began trading on the Toronto Stock Exchange on September 11, 2003 under the symbol "RNG.WT". The proceeds from the units were allocated between Common shares and Non-employee stock options and warrants, $27,469,700 and $3,544,500, respectively (refer to "Non-employee stock options and warrants" section). The allocation was calculated by valuing the common shares and stock options separately on the date of the agreement and adjusting the resulting amounts on a pro rata basis so that the sum of the components equals the amount of net cash received.

In March 2003, the Company obtained a receipt for a final prospectus that qualified the 9,900,000 and 12,000,000 special warrants issued in February 2002 and in March 2003, respectively, and all the special warrants were exercised into common shares of the Company. The net proceeds of $3,913,800 and $16,282,500, respectively, were transferred from Special warrants to Common shares (refer to "Special warrants" section).

During 2003, 1,734,301 options (2002 - 608,000) issued under the Employee stock option plans (refer to note 12) were exercised, for proceeds of $1,550,400 (2002 - $304,700). The average exercise price of the options was CDN$1.24 (2002 - CDN$0.78).

Also during 2003, 859,396 options issued to the underwriters of the equity issues dated March 2002 and February 2003 (refer to "Non-employee stock options and warrants" section) were exercised into common shares of the Company. Proceeds from the exercise amounted to $876,300. The book value of the stock options transferred to Common shares was $349,400. The average exercise price of the options was CDN$1.39.

On July 5, 2002, share purchase options that had been previously issued to Deutsche Bank under its credit facility were exercised into 5,825,809 common shares for gross proceeds to the Company of $4,000,000. Accrued interest as at that date amounted to $229,100 and was accounted as additional capital stock. Coincident with the exercise of the share purchase options, the Company repaid the principal amount owing under its $4.0 million current account credit facility with Deutsche Bank (refer to note 9) in respect of the Aguablanca project.

On February 14, 2002, the Company issued 245,000 shares to HSBC Investment Bank plc ("HSBC") in consideration for consulting services provided by that company. Shares issued were recorded at $118,300, being their fair value (market price - CDN$0.77) on the date of the issuance (refer to "Non-employee stock options and warrants" section).

Non-employee stock options and warrants

Non-employee stock options and warrants outstanding as at December 31, 2003, are summarized as follows:

Number of options outstanding	Number of options vested	Exercise price (CDN$)	Weighted average remaining life (Years)	Accounted Fair Value (US$)
1,000,000	1,000,000	0.77	1.1	693,600
150,104	150,104	0.80	0.2	40,700
283,500	283,500	2.39	0.6	181,000
8,050,000	8,050,000	5.00	4.7	3,544,500
9,483,604	9,483,604	4.41	4.1	4,459,800

Funds that would be received by the Company if all the non-employee stock options and warrants outstanding as at December 31, 2003 were exercised, would amount to CDN$41.8 million (approximately $32.5 million).

Non-employee stock options outstanding as at December 31, 2002, are summarized as follows:

Number of options outstanding	Number of options vested	Exercise price (CDN$)	Weighted average remaining life (Years)	Accounted Fair Value (US$)
833,332	833,332	0.77	2.1	518,700
693,000	693,000	0.80	1.2	188,100
1,526,332	1,526,332	0.78	1.7	706,800

On August 22, 2003, the Company issued 16,100,000 units, each unit consisting of one common share and one-half of one common share purchase warrant, which were detachable from the common shares. Each whole warrant, 8,050,000 in total, entitled the holder to purchase one common share (refer to "Common shares" section).

During 2002, the Company issued 833,332 stock options to HSBC in consideration for consulting services provided (refer to "Common shares" section). An additional 166,668 stock options with the same terms were issued in January and February 2003 under the same consulting agreement. This consulting agreement was terminated in February 2003, and no other stock options are pending to be issued in that respect.

In February 2003, the Company issued 600,000 stock options with an exercise price of CDN$2.39 to the underwriters of the special warrants issued in that month as part of the agent fees (refer to "Special warrants" section). Subsequently, 316,500 of these options were exercised into common shares of the Company (refer to "Common shares" section).

In March 2002, the Company issued 693,000 stock options with an exercise price of CDN$0.80 to Haywood Securities Inc. as part of the agent fees in relation to the special warrants issued in that month (refer to "Special warrants" section). During 2003, 542,896 of these options were exercised into common shares of the Company (refer to "Common shares" section).

Special warrants

On March 21, 2002, the Company completed an equity financing comprised of 9,000,000 special warrants at a price of CDN$0.80 per special warrant to raise gross proceeds of CDN$7,200,000 ($4,548,800) of which CDN$2,667,000 ($1,773,000) was initially escrowed pending the issuance of a receipt for the final prospectus and finally collected on August 12, 2002, together with the accrued interest. Net proceeds received after payment of expenses related to the offering were $4,101,900 (excluding expenses of $188,100, being the fair value of the 693,000 additional warrants granted to the agent as part of its fees - refer to "Non-employee stock options and warrants" section).

Each special warrant entitled the holder to acquire, without further payment and until March 22, 2003, one common share of the Company. As the Company did not obtain a receipt for a final prospectus on or prior to July 19, 2002, due to the requirement to restate and re-audit its financial statements, the holders of the special warrants were entitled to either retract, at the issue price, that number of special warrants that was equal to the escrowed proceeds plus accrued interest divided by the issue price or receive, in respect of special warrants that were not retracted, 1.1 common shares in lieu of one common share. All holders of the special warrants elected to receive 1.1 common shares in lieu of retraction and, as a result, 900,000 further common shares were issuable upon exercise of the special warrants. A receipt for the final prospectus was received on March 7, 2003, and the special warrants were exercised into common shares of the Company on March 14, 2003 (refer to "Common shares" section).

On February 6, 2003, the Company completed an equity financing, led by Haywood Securities Inc., comprised of 12,000,000 special warrants at a price of CDN$2.25 per special warrant for gross proceeds, collected on the same date, of CDN$27,000,000 ($17,730,900). Net proceeds received after payment of expenses related to the offering were $16,665,500 (excluding expenses of $383,000, being the fair value of the 600,000 additional warrants granted to the agent as part of its fees - refer to "Non-employee stock options and warrants" section).

Each special warrant entitled the holder to acquire, without further payment, one common share of the Company. The Company obtained a receipt for a final prospectus on March 7, 2003, and the special warrants were exercised into common shares of the Company on March 14, 2003 (refer to "Common shares" section).

Maximum shares

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options and warrants issued and outstanding as at December 31, 2003, were exercised or converted:

	Number of shares
Common shares outstanding at December 31, 2003	112,923,599
Options to purchase common shares	
Employee stock option plan	6,100,334
Share purchase options related to debt	3,500,000
Options issued to service suppliers	1,433,604
Warrants	8,050,000
	132,007,537

Net income (loss) per share

The computation of basic and diluted income (loss) per share is as follows:

	2003	2002	2001
Basic income (loss) per share computation			
Numerator:			
Net income (loss)	$ 3,819,700	$ 9,697,500	$ (3,714,500)
Net income (loss) applicable to common shares	$ 3,819,700	$ 9,697,500	$ (3,714,500)
Denominator:			
Weighted average common shares outstanding	95,610,806	68,397,860	65,018,690
Weighted average special warrants outstanding	3,136,438	3,851,507	-
Total	98,747,244	72,249,367	65,018,690
Basic income (loss) per common share	$ 0.04	$ 0.13	$ (0.06)
Diluted income (loss) per share computation			
Numerator:			
Net income (loss)	$ 3,819,700	$ 9,697,500	$ (3,714,500)
Net income (loss) applicable to common shares, assuming dilution	$ 3,819,700	$ 9,697,500	$ (3,714,500)
Denominator:			
Weighted average common shares outstanding	95,610,806	68,397,860	65,018,690
Weighted average special warrants outstanding	3,136,438	3,851,507	-
Dilutive effect of:			
Non-employee stock options and warrants	960,830	433,643	-
Special warrants	882,192	3,550,685	-
Common share purchase options related to debt	1,577,890	474,225	-
Employee stock options	1,720,975	853,527	-
Total	103,889,131	77,561,447	65,018,690
Diluted income (loss) per common share	$ 0.04	$ 0.13	$ (0.06)

12. EMPLOYEE STOCK OPTIONS

On November 5, 1996, the Board of Directors approved a new employee stock option plan (the "1996 ESOP"). Under this plan, the Board of Directors, or a committee appointed for such purpose, may from time to time grant to directors, officers and employees of, or consultants to the Company, any parent of the Company, or any subsidiary of the Company (collectively, "Eligible Personnel") options to acquire common shares in such numbers, for such term, at such exercise price and with such other terms, as determined by the Board of Directors or a committee thereof so designated, not inconsistent with the provisions of the 1996 ESOP.

Under the 1996 ESOP, the option exercise price may be not less than the closing price on the Toronto Stock Exchange on the day prior to the date of grant. The option term may not exceed ten years. Options granted under the 1996 ESOP are non-transferable and, in the case of non-statutory options, terminate on the holder's ceasing to be an employee or director of, or consultant to, the Company or any of its affiliates. In the case of incentive stock options, they terminate no less than three and not more than 12 months after termination of employment as determined by the Board. The maximum number of common shares that may be reserved for issuance under the 1996 ESOP is 7,000,000 and, as at December 31, 2003, 1,851,001 common shares (2002 - 448,000) have been issued upon exercise of these options. The maximum number of common shares, which may be subject to option to any one Eligible Personnel, may not exceed 5% of the number of issued and outstanding common shares at the time of the grant of any option. Options issued may have various vesting periods, which are determined by the Board or a committee appointed by the Board.

In June 1994, the Board of Directors had previously approved the 1994 employee stock option plan (the "1994 ESOP"), with the same terms and conditions as the above mentioned 1996 ESOP. The maximum number of common shares that may be reserved for issue under the 1994 ESOP is 3,000,000, of which 1,300,000 common shares have been issued upon exercise of these options as at December 31, 2003 (2002 - 968,700).

The following is a continuity schedule of options outstanding:

	2003		2002		2001	
	Number of options	Weighted ave. exercise price (CDN$)	Number of options	Weighted ave. exercise price (CDN$)	Number of options	Weighted ave. exercise price (CDN$)
Balance, beginning of year	4,905,635	1.50	5,709,300	1.38	4,241,300	1.80
Granted	2,979,000	2.85	145,000	1.02	2,131,000	0.65
Exercised	(1,734,301)	1.24	(608,000)	0.78	-	-
Expired	(50,000)	2.05	(340,665)	0.63	(663,000)	1.68
Balance, end of year	6,100,334	2.23	4,905,635	1.50	5,709,300	1.38

Funds that would be collected by the Company if all the employee stock options outstanding as at December 31, 2003, were exercised, would amount to CDN$13.6 million (approximately $10.6 million).

Stock options outstanding as at December 31, 2003 are summarized as follows:

		Options outstanding		Options vested	
	Exercise price (CDN$)	Number of options outstanding	Weighted average remaining life (Years)	Number of options vested	Weighted average remaining life (Years)
Directors	0.62	170,000	2.3	170,000	2.3
	0.68	100,000	3.1	66,667	3.1
	0.79	240,000	2.4	240,000	2.4
	1.00	50,000	5.2	50,000	5.2
	1.95	100,000	0.5	100,000	0.5
	2.00	1,230,000	2.9	1,230,000	2.9
	2.05	450,000	4.1	–	–
	3.60	630,000	5.0	–	–
	2.11	2,970,000	3.4	1,856,667	2.7
Officers	0.62	26,667	2.3	26,667	2.3
	1.15	100,000	0.5	100,000	0.5
	1.76	15,000	3.7	–	–
	2.00	375,000	2.4	375,000	2.4
	2.05	423,000	4.1	–	–
	2.30	100,000	4.5	100,000	4.5
	3.60	329,000	5.0	–	–
	2.33	1,368,667	3.6	601,667	2.4
Other employees	0.62	138,001	2.3	138,001	2.3
	0.64	46,666	2.1	46,666	2.1
	0.80	35,000	5.6	35,000	5.6
	1.15	25,000	0.5	25,000	0.5
	1.80	31,000	1.1	31,000	1.1
	2.00	503,000	2.9	503,000	2.9
	2.05	412,000	4.1	10,000	4.1
	3.60	571,000	5.0	–	–
	2.35	1,761,667	3.8	788,667	2.7
Total	2.23	6,100,334	3.6	3,247,001	2.7

Of the total number of options reflected in the foregoing table, 1,685,000 relate to the 1994 ESOP and 4,415,334 relate to the 1996 ESOP.

Pro forma disclosures

Until the issue of Section 3870 of the CICA Handbook dated November 13, 2001, which establishes standards for the recognition, measurement and disclosure of stock-based compensation, the Company did not recognize, in income, the cost of stock-based compensation. Therefore, as at December 31, 2001, the Company did not record any compensation cost in connection with its stock option plans. Effective January 1, 2002, the Company adopted without restatement of the prior-period comparative financial statements, the new CICA accounting standards for Stock-based Compensation and Other Stock-based Payments and has elected to continue accounting for employee stock options using the intrinsic value method. The adoption of this new standard had no effect on the Company's reported earnings for the years ended December 31, 2003 and 2002.

For purposes of the pro forma disclosures required by Section 3870 of the CICA Handbook, the fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for each of fiscal years 2003, 2002 and 2001: 5.0 years expected term, 84% to 92% volatility, 2.5% to 5.0% interest rate and an expected dividend yield of 0% since no dividend payments were made.

The total pro forma fair value of options granted in the years ended December 31, 2003, 2002 and 2001, was $4,242,800, $40,500 and $654,700, respectively. For purposes of pro forma disclosures, the estimated fair value of the options is amortized over the options' respective vesting periods. The cost of stock-based compensation for the years ended December 31, 2003, 2002 and 2001, would be $915,000, $214,900 and $464,200, respectively. For the 2004 fiscal year, the Company will expense its stock-based compensation in accordance with Section 3870 of the CICA. The cost of stock-based compensation that will be expensed in 2004 in respect of the options granted on or earlier than December 31, 2003 but not yet vested amounts to $2,104,600. The resulting pro forma net income (loss) and net income (loss) per share is as follows:

	2003 $	2002 $	2001 $
Pro forma net income (loss) attributable to common shareholders	2,904,700	9,482,600	(4,178,700)
Pro forma net income (loss) per common share			
Basic	0.03	0.13	(0.06)
Diluted	0.03	0.12	(0.06)

13. TAXES

The Company's operations are conducted through its subsidiaries which are subject to income and other taxes in Spain, including most notably Value Added Tax ("VAT"). VAT inspections are carried out by the tax authorities on an annual basis relating to VAT refunds and no matters that might affect the recoverability of these balances have been identified to date. As at December 31, 2003, the Company has recorded $6,232,100 (2002 - $2,571,100) as VAT and other taxes receivable, of which $6,083,400 (2002 - $2,528,400) corresponded to VAT exclusively. The increase in VAT receivable for 2003 is primarily associated with a large amount of capital expenditures incurred during the year for construction of the Aguablanca project. Specifically, VAT receivable in relation to the Aguablanca project amounted to $4,580,900 as at December 31, 2003.

Significant components of the Company's future tax assets as at December 31, 2003 and 2002 are as follows:

	2003 $	2002 $
Future tax assets		
Tax value of mineral properties exceeding accounting value	11,551,600	9,964,600
Non-capital loss carryforwards		
Canada	2,837,300	2,499,700
Spain	4,351,400	2,971,700
Share issue costs	1,314,400	233,100
Total future tax assets	20,054,700	15,669,100
Valuation allowance for future tax assets	(20,054,700)	(15,669,100)
Net future tax assets	-	-

The Company has available $12,432,500 (2002 - $8,490,700) of net operating tax loss carryforwards reported from its Spanish operations and incurred from 1998 to 2003 that expire 15 years after the date incurred. In addition, the Company has $7,350,600 (2002 - $7,935,500) of net operating tax loss carryforwards reported from its Canadian operations and incurred from 1998 to 2002 that expire seven years after the date incurred.

Due to the uncertainty regarding the ultimate utilization of the net operating loss carryforwards and other tax assets, the Company has recorded a valuation allowance for the full amount of the future tax assets.

The reconciliation of income tax attributable to operations computed at the statutory tax rates to income tax expense (recovery) is as follows:

	2003 $	2002 $	2001 $
Income taxes at statutory rates	1,324,900	3,743,200	(1,433,800)
Expenses deductible for accounting, not for tax	-	-	678,300
Utilization of prior year losses not benefited	-	(212,800)	-
Change in net future tax assets valuation allowance, including exchange rate effect	(233,500)	(3,209,500)	911,700
Foreign tax rate differentials	(73,100)	(5,100)	31,400
Share issuance costs deductible for tax purposes	(1,018,300)	(315,800)	(187,600)
	-	-	-

14. DERIVATIVE FINANCIAL INSTRUMENTS

The return on the Company's investments will depend on fluctuations in gold and other commodity prices, exchange rates and on the put/call program and other hedging transactions arranged by the Company as part of its debt financing arrangements to mitigate these risks.

On October 26, 2000, the Company settled all its then existing put and call options on gold and contracted a new gold put/call structure to partially cover market and exchange rate risks for the period of the new credit agreement with Deutsche Bank (refer to note 9), consisting of 173,633 gold puts and 115,811 gold calls denominated in U.S. dollars per ounce and 434,593 gold puts and 291,632 gold calls denominated in Euros per ounce, all of them with maturities between December 2000 and December 2006. The net premium allocated to this structure amounted to €5,518,300 (approximately $5.2 million at the exchange rate prevailing at that time).

Also, on June 26, 2001, the Company entered into an additional hedging contract consisting of the forward sale of 14,255 ounces of gold in the period 2002-2006 at $300.98 per ounce.

In May 2002, the Company purchased 58,244 call options with the same term to maturity and exercise price as the $365/oz call options that had been written and sold on October 26, 2000. Coincident with the purchase of those call options, the Company terminated the hedging relationship of the written call options denominated in U.S. dollars. The fair value of the purchased call options on the date of purchase was $1,090,700. This amount was recorded in Other assets and Other current assets depending on its maturity. As at December 31, 2003 and 2002, the increase in the fair value of the purchased call options was equal to the decrease in the fair value of the written call options, therefore, resulting in no impact on net income.

In February 2003, the Company purchased 82,736 call options with the same term to maturity and exercise price as some of the €405/oz call options that had been written and sold on October 26, 2000. Coincident with the purchase of those call options, the Company terminated the hedging relationship of a portion of the written call options denominated in Euros. The fair value of the purchased call options on the date of purchase was $2,028,500. This amount was recorded in Other assets and Other current assets depending on its maturity. As at December 31, 2003 and 2002, the increase in the fair value of the purchased call options was equal to the decrease in the fair value of the written call options, therefore, resulting in no impact on net income.

In March 2004, the Company has entered into copper and Euro/U.S. dollar forwards in respect of the credit agreement with Investec/Macquarie for the development of the Aguablanca project (refer to notes 6 and 9).

The detail of the transactions relating to the structure entered into in 2000, forwards entered into in 2001 and purchased calls entered into in 2002 and 2003, outstanding as at December 31, 2003 and 2002, is as follows:

Transaction	Term	Total ounces	Exercise price/ounce
December 31, 2003			
Purchase of put options	2004-2006	53,954	$280
Purchase of put options	2004-2006	200,256	€300
Sale of call options	2004-2006	43,512	$365
Purchase of call options	2004-2006	43,512	$365
Sale of call options	2004-2006	148,074	€405
Purchase of call options	2005-2006	82,736	€405
Forwards	2004-2006	12,431	$300.98
December 31, 2002			
Purchase of put options	2003-2006	76,540	$280
Purchase of put options	2003-2006	270,902	€300
Sale of call options	2003-2006	58,244	$365
Purchase of call options	2003-2006	58,244	$365
Sale of call options	2003-2006	194,154	€405
Forwards	2003-2006	13,647	$300.98

During 2003 and 2002, the detail of gold options and forwards that have matured is as follows (except options matured "out of the money"):

Maturity date	Total ounces	Exercise price/ounce	Spot price/ounce
Year 2003			
Forwards April 2003	608	$300.98	$336.75
Forwards October 2003	608	$300.98	$386.25
Calls sold December 2003	7,366	$365	$416.25
Calls purchased December 2003	7,366	$365	$416.25
Year 2002			
Forwards October 2002	608	$300.98	$316.90

As at December 31, 2003, the detail of the net premium is as follows (refer to notes 8 and 10):

	December 31, 2002 $	Charged to expenses $	Transfers $	Premium on purchased call options $	Translation adjustment due to currency exchange $	December 31, 2003 $
Other current assets	1,390,300	(1,282,100)	1,873,400	–	353,100	2,334,700
Other assets	4,071,500	–	820,900	2,028,500	1,164,600	8,085,500
Accounts payable and accrued liabilities	(201,400)	–	(1,064,000)	–	(165,400)	(1,430,800)
Other long-term liabilities	(1,151,100)	–	(1,630,300)	–	(425,600)	(3,207,000)
	4,109,300	(1,282,100)	–	2,028,500	926,700	5,782,400

As at December 31, 2002, the detail of the net premium is as follows (refer to notes 8 and 10):

	December 31, 2001 $	Charged to expenses $	Transfers $	Premium on purchased call options $	Translation adjustment due to currency exchange $	December 31, 2002 $
Other current assets	1,096,300	(1,175,600)	996,900	275,900	196,800	1,390,300
Other assets	2,436,200	–	355,600	814,800	464,900	4,071,500
Accounts payable and accrued liabilities	–	–	(201,400)	–	–	(201,400)
Other long-term liabilities	–	–	(1,151,100)	–	–	(1,151,100)
	3,532,500	(1,175,600)	–	1,090,700	661,700	4,109,300

In order to minimize the effect of exchange rate fluctuations, the Company entered into various foreign exchange contracts, all of which matured in February 2002. These contracts impacted the proceeds of gold sales and were recognized at the time of such sales.

The Company recorded losses of $300,100 in 2002 with respect to its foreign exchange contracts, which are included as Gold sales in the consolidated statements of operations and deficit. The loss represents the difference between the spot price of the foreign currency at the date of closing out the contract, as compared to the contracted foreign exchange rate.

Fair value of derivative financial instruments

Fair value represents the amount at which financial instruments could be exchanged in an arm's length transaction between willing parties under no compulsion to act and is best evidenced by a quoted market price.

The calculation of fair values is based on market conditions at a specific point in time and may not be reflective of future fair values.

The following table presents the fair value of derivative financial instruments at December 31, 2003:

	Book value $	Fair value $	Fair value over (under) book value $
Purchased put options ($280/ounce)	1,266,300	46,200	(1,220,100)
Purchased put options (€300/ounce)	4,384,300	2,304,700	(2,079,600)
Written call options ($365/ounce)	(2,328,800)	(3,022,100)	(693,300)
Purchased call options ($365/ounce)	3,022,100	3,022,100	-
Written call options (€405/ounce)	(2,177,100)	(2,018,900)	158,200
Purchased call options (€405/ounce)	1,615,600	1,615,600	-
Forwards ($300.98/ounce)	-	(1,549,700)	(1,549,700)
Total value	5,782,400	397,900	(5,384,500)

The following table presents the fair value of derivative financial instruments at December 31, 2002:

	Book value $	Fair value $	Fair value over (under) book value $
Purchased put options ($280/ounce)	1,491,600	245,800	(1,245,800)
Purchased put options (€300/ounce)	4,924,600	2,352,100	(2,572,500)
Written call options ($365/ounce)	(581,800)	(1,352,500)	(770,700)
Purchased call options ($365/ounce)	1,352,500	1,352,500	-
Written call options (€405/ounce)	(3,077,600)	(2,179,400)	898,200
Forwards ($300.98/ounce)	-	(751,500)	(751,500)
Total value	4,109,300	(333,000)	(4,442,300)

15. SEGMENT INFORMATION

The Company is engaged in the exploration and development of mineral properties. Until December 31, 2002, all operations were considered in a single operating segment. With the commencement of the development of the Aguablanca nickel project, the Company identified two main operating segments for purposes of internal reporting: gold operations and nickel operations. An additional corporate segment is also considered for purposes of reporting.

Statement of Operations

Years ended December 31,

	Gold			Nickel			Corporate			Consolidated		
($000)	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001
Operating Revenues												
Gold sales	60,818	55,506	33,922	–	–	–	–	–	–	60,818	55,506	33,922
Other operating revenues	–	–	34	–	–	–	–	–	–	–	–	34
	60,818	55,506	33,956	–	–	–	–	–	–	60,818	55,506	33,956
Operating Expenses												
Deferred stripping and other mining expenses	(28,981)	(20,566)	(13,947)	(27)	–	–	–	–	–	(29,008)	(20,566)	(13,947)
Plant expenses	(12,325)	(9,146)	(7,996)	–	–	–	–	–	–	(12,325)	(9,146)	(7,996)
Smelting, refining and transportation	(2,001)	(3,599)	(4,720)	–	–	–	–	–	–	(2,001)	(3,599)	(4,720)
Sale of by-products	1,461	2,639	2,521	–	–	–	–	–	–	1,461	2,639	2,521
Depreciation and amortization expenses	(9,028)	(9,165)	(5,135)	(80)	(16)	–	(1)	–	(7)	(9,109)	(9,181)	(5,142)
Exploration costs	(4,325)	(736)	(580)	(1,755)	(2,002)	(1,763)	–	–	–	(6,080)	(2,738)	(2,343)
Administrative and corporate expenses	(2,500)	(1,794)	(929)	(274)	–	–	(1,777)	(1,789)	(774)	(4,551)	(3,583)	(1,703)
Other income (expense)	(675)	(1,171)	(141)	(92)	(135)	141	2	(1)	–	(765)	(1,307)	(0)
	(58,374)	(43,538)	(30,927)	(2,228)	(2,153)	(1,622)	(1,776)	(1,790)	(781)	(62,378)	(47,481)	(33,330)
Operating earnings (loss)	2,444	11,968	3,029	(2,228)	(2,153)	(1,622)	(1,776)	(1,790)	(781)	(1,560)	8,025	626
Financial Revenues and Expenses												
Interest income	53	62	31	166	25	–	233	16	–	452	103	31
Foreign currency exchange gain (loss)	1,658	3,079	(1,209)	800	715	108	4,135	17	(4)	6,593	3,811	(1,105)
Interest expense and amortization of financing fees	(1,628)	(1,978)	(3,182)	(117)	(146)	(80)	(2)	(117)	(4)	(1,747)	(2,241)	(3,266)
	83	1,163	(4,360)	849	594	28	4,366	(84)	(8)	5,298	1,673	(4,340)
Income (loss) before income tax	2,527	13,131	(1,331)	(1,379)	(1,559)	(1,594)	2,590	(1,874)	(789)	3,738	9,698	(3,714)
Provision for income tax	–	–	–	–	–	–	–	–	–	–	–	–
Net income (loss) before non-controlling interest	2,527	13,131	(1,331)	(1,379)	(1,559)	(1,594)	2,590	(1,874)	(789)	3,738	9,698	(3,714)
Non-controlling interest	82	–	–	–	–	–	–	–	–	82	–	–
Net income (loss)	2,609	13,131	(1,331)	(1,379)	(1,559)	(1,594)	2,590	(1,874)	(789)	3,820	9,698	(3,714)

Balance Sheet

As at December 31,

($000)	Gold 2003	Gold 2002	Nickel 2003	Nickel 2002	Corporate 2003	Corporate 2002	Consolidated 2003	Consolidated 2002
Assets								
Current								
Cash and cash equivalents	7,303	4,564	5,434	3,077	20,125	96	32,862	7,737
Restricted cash	1,027	288	278	-	-	-	1,305	288
Inventories and stockpiled ore	9,606	8,596	-	10	-	-	9,606	8,606
Accounts receivable and other current assets	7,749	6,194	5,210	1,928	74	6	13,033	8,128
Total current assets	25,685	19,642	10,922	5,015	20,199	102	56,806	24,759
Mineral properties, net	35,068	21,457	41,025	6,255	-	1	76,093	27,713
Deferred stripping costs, net	15,989	27,805	-	-	-	-	15,989	27,805
Other assets	9,239	5,807	3,862	157	16	-	13,117	5,964
	85,981	74,711	55,809	11,427	20,215	103	162,005	86,241
Liabilities and Shareholders' Equity								
Current								
Short-term bank indebtedness and accrued interest and current portion of long-term debt	5,009	4,073	2,923	128	-	-	7,932	4,201
Accounts payable and accrued liabilities	10,648	7,800	8,447	3,617	77	73	19,172	11,490
Total current liabilities	15,657	11,873	11,370	3,745	77	73	27,104	15,691
Other long-term liabilities	6,570	3,493	517	472	-	-	7,087	3,965
Long-term debt	5,648	12,699	1,058	894	-	-	6,706	13,593
Total liabilities	27,875	28,065	12,945	5,111	77	73	40,897	33,249
Non-controlling interest	54	-	-	-	-	-	54	-
Shareholders' equity and intercompany debt	58,052	46,646	42,864	6,316	20,138	30	121,054	52,992
	85,981	74,711	55,809	11,427	20,215	103	162,005	86,241
Supplemental information								
Expenditures on mineral properties	10,042	4,509	28,795	1,249	-	-	38,837	5,758
Acquisition of EMC	3,676	-	-	-	-	-	3,676	-

All Operating revenues have been obtained through the wholly owned subsidiary RNGM, S.A. by its Spanish operations.

16. SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company's consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in some respects from U.S. GAAP, as described below.

(a) Derivative financial instruments

The Company uses option and forward contracts to manage exposure to fluctuations in metal prices and foreign currency exchange rates.

Under Canadian GAAP, gains and losses on these contracts are accounted for as a component of the related hedged transaction. For periods up to and including December 31, 2000, gains and losses on these contracts were also accounted for as a component of the related hedged transaction under U.S. GAAP.

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 ("FAS 133"), "Accounting for Derivative Instruments and Hedging Activities," as amended, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. FAS 133 requires a company to recognize all of its derivative instruments, whether designated in hedging relationships or not, on the balance sheet at fair value. The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship. FAS 133 establishes certain criteria to be met in order to designate a derivative instrument as a hedge and to deem a hedge as effective.

The Company has not implemented a new treasury management system that complies with the new documentation requirements for hedge accounting under FAS 133. As a result, for the three years ended December 31, 2003, the Company's derivative portfolio is not eligible for hedge accounting despite the fact that management considers its portfolio to be an effective risk management tool and an economic hedge of its future gold sales.

Accordingly, for purposes of reconciling to U.S. GAAP, the Company recorded a charge to income of $744,900 in the year ended December 31, 2003 (2002 - $2,957,000; 2001 - $2,354,700). These charges to income represent the change in fair value of the Company's remaining derivative financial instruments between the beginning and the end of the year. For periods prior to and including December 31, 2000, this amount would have been deferred and recorded as a component of the related hedged transaction under U.S. GAAP.

Upon adoption of FAS 133, the Company recorded a net cumulative adjustment to other comprehensive loss of $3,957,200 as at January 1, 2001. This adjustment includes an amount that represents the negative fair value of the purchased put and written call options outstanding as at January 1, 2001, of $657,200. Of this amount, $197,300 and $36,400 were charged to income and $1,563,000 was credited to income during 2003, 2002 and 2001, respectively, and the remaining unrealized gain of $672,100 will reverse through income from 2004 to 2006. In addition, the net cumulative adjustment to other comprehensive loss includes a separately recorded deferred gain on settlement of a past put and call option structure of $4,614,400. Of this amount, $2,307,200 was credited to income during each of 2002 and 2001. The Company's derivative financial instruments were limited to purchase put and written call options on future gold sales. These derivative financial instruments were designated in a hedging relationship that addressed the cash flow exposure of forecasted gold sales, therefore, the transition adjustment has been recorded as a cumulative adjustment to other comprehensive loss.

(b) Stock-based compensation

In accordance with Statement of Financial Accounting Standards No. 123 and No. 148 and Financial Accounting Standards Board Interpretation No. 44, the re-priced stock options (refer to note 12) are accounted for as a variable award from the date of re-pricing to the date the options are exercised, forfeited or expired. For purposes of reconciling to U.S. GAAP, additional compensation expense recorded in this respect in 2003 amounted to $3,034,000 (2002 - $256,600; 2001 - nil). During 2003, 592,000 of these stock options were exercised into common shares, being the additional compensation expense that had been recorded in their respect of $56,300. This amount has been transferred from Stock options to Common shares for purposes of reconciling to U.S. GAAP.

(c) Comprehensive income

U.S. GAAP requires the disclosure of all components of comprehensive income. Comprehensive income is defined as the change in shareholders' equity of a business enterprise during a period resulting from transactions and other events and circumstances arising from non-owner sources.

As noted in the table below, the Company recorded cumulative translation adjustments ("CTA") in comprehensive income. CTA arises from the translation of the accounts of its Spanish subsidiaries for which the functional currency is the Euro to the Company's reporting currency of U.S. dollars. In addition, the Company recorded a cumulative adjustment to comprehensive income at January 1, 2001, for the change in derivative financial instrument accounting.

(d) Asset retirement obligations

In accordance with Statement of Financial Accounting Standard No. 143 ("FAS 143") the Company adopted "Accounting for Asset Retirement Obligations" as of January 1, 2003. This standard requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period. Over time, the liability is increased to reflect an interest element (accretion expense) considered in its initial measurement at fair value, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, the Company will record a gain or loss if the actual cost incurred is different than the liability recorded. This differs from the prior practice which involved accruing for the estimated reclamation and closure liability through annual charges to earnings over the estimated life of the mine.

For purposes of reconciling to U.S. GAAP, on adoption of FAS No. 143 as at January 1, 2003, the Company has recorded an increase in Mineral properties and their depreciation and amortization of $2,172,700 and $1,360,900, respectively, an increase in Other long-term liabilities of $839,600, and an increase in Cumulative foreign exchange translation adjustment and Deficit of $50,900 and $78,700, respectively.

As at December 31, 2003, the Company has recorded an increase in Mineral properties and their depreciation and amortization of $2,616,800 and $2,232,100, respectively, an increase in Other long-term liabilities of $80,800, and a reduction in Cumulative foreign exchange translation adjustment and Deficit of $80,500 and $223,400, respectively. The variation in Deficit during 2003 corresponds to an increase in Depreciation and amortization expenses and a reduction in Deferred stripping and other mining expenses of $531,100 and $833,200, respectively, for purposes of reconciling to U.S. GAAP.

(e) The following tables presents net income (loss), comprehensive income (loss) and income (loss) per common share information following U.S. GAAP:

	2003 $	2002 $	2001 $
Net income (loss) under Canadian GAAP	3,819,700	9,697,500	(3,714,500)
Adjustments			
Derivative financial instruments (section (a))	(744,900)	(2,957,000)	(2,354,700)
Stock-based compensation (section (b))	(3,034,000)	(256,600)	–
Asset retirement obligations (section (d))	302,100	–	–
	342,900	6,483,900	(6,069,200)
Cumulative adjustment at January 1, 2003, on adoption of FAS No. 143 (section (d))	(78,700)	–	–
Net income (loss) under U.S. GAAP	264,200	6,483,900	(6,069,200)
Other comprehensive income (loss)			
Foreign currency translation	12,541,400	6,766,100	(1,831,000)
Cumulative adjustment at January 1, 2001, for the change in derivative financial instrument accounting (section (a))	–	–	3,957,200
Derivative financial instruments realized in net income (loss) (section (a))	(197,300)	(2,343,600)	(744,200)
	12,344,100	4,422,500	1,382,000
Comprehensive income (loss) under U.S. GAAP	12,608,300	10,906,400	(4,687,200)
Income (loss) per common share under U.S. GAAP before cumulative adjustments			
Basic	0.00	0.09	(0.07)
Diluted	0.00	0.09	(0.07)
Income (loss) per common share under U.S. GAAP			
Basic	0.00	0.09	(0.07)
Diluted	0.00	0.08	(0.07)

(f) The following tables indicate the significant items in the consolidated balance sheets as at December 31, 2003 and 2002 that would have been affected had the consolidated financial statements been prepared under U.S. GAAP:

	December 31, 2003					
	Canadian GAAP $	Derivative financial instruments (a) $	Stock-based compen-sation (b) $	Foreign currency translation (c) $	Asset retirement obligations (d) $	U.S. GAAP $
Other current assets	3,505,100	(918,800)	–	–	–	2,586,300
Mineral properties, net	76,093,700	–	–	–	384,700	76,478,400
Other assets	13,117,400	(2,916,200)	–	–	–	10,201,200
Accounts payable and accrued liabilities	(19,172,200)	(142,200)	–	–	–	(19,314,400)
Other long-term liabilities	(7,086,500)	(1,407,300)	–	–	(80,800)	(8,574,600)
Employee stock options	–	–	(3,234,300)	–	–	(3,234,300)
Common shares	(136,040,500)	–	(56,300)	–	–	(136,096,800)
Deficit	25,530,500	6,056,600	3,290,600	–	(223,400)	34,654,300
Accumulated other comprehensive (income) loss	–	(672,100)	–	(5,191,800)	–	(5,863,900)
Cumulative foreign exchange *translation adjustment*	(5,111,300)	–	–	5,191,800	(80,500)	–

	December 31, 2002				
	Canadian GAAP $	Derivative financial instruments (a) $	Stock-based compen-sation (b) $	Foreign currency translation (c) $	U.S. GAAP $
Other current assets	2,413,800	(1,113,400)	–	–	1,300,400
Other assets	5,963,700	(2,577,400)	–	–	3,386,300
Accounts payable and accrued liabilities	(11,489,900)	(58,800)	–	–	(11,548,700)
Other long-term liabilities	(3,965,100)	(692,700)	–	–	(4,657,800)
Employee stock options	–	–	(256,600)	–	(256,600)
Deficit	29,350,200	5,311,700	256,600	–	34,918,500
Accumulated other comprehensive (income) loss	–	(869,400)	–	7,349,600	6,480,200
Cumulative foreign exchange translation adjustment	7,349,600	–	–	(7,349,600)	–

(g) There would be no differences in total cash provided by or used in operating, investing or financing cash flows in the consolidated statement of cash flows for each of the years in the three-year period ended December 31, 2003, under U.S. GAAP.

(h) Stock-based compensation disclosure

Until the issue of Section 3870 of the CICA Handbook dated November 13, 2001, which establishes standards for the recognition, measurement and disclosure of stock-based compensation, the Company did not recognize, in income, the cost of stock-based compensation under Canadian GAAP. Therefore, as at December 31, 2001, the Company did not record any compensation cost in connection with its stock option plans (refer to note 12). Effective January 1, 2002, under Canadian GAAP the Company adopted without restatement of the prior-period comparative financial statements, the new CICA accounting standards for Stock-based Compensation and Other Stock-based Payments and has elected to continue accounting for employee stock options using the intrinsic value method.

For purposes of the pro forma disclosures required by FAS 123 under U.S. GAAP, assumptions applied in the calculation of the fair value of each option granted and total pro forma fair value of options granted in each of the years in the three-year period ended December 31, 2003, and the cost of stock-based compensation for the years ended December 31, 2003, 2002 and 2001, is disclosed in note 12.

The resulting pro forma net income (loss) and net income (loss) per share is as follows:

	2003 $	2002 $	2001 $
Pro forma net income (loss) attributable to common shareholders	(650,800)	6,269,000	(6,533,400)
Pro forma net income (loss) per common share			
Basic	(0.01)	0.09	(0.10)
Diluted	(0.01)	0.08	(0.10)

(i) Asset retirement obligations

For purposes of the disclosures required by FAS 143, the effect on Net income (loss) for years 2001 and 2002 assuming that this statement was in effect as at January 1, 2001, is a reduction in Deferred stripping and other mining expenses of $228,800 and $763,800, respectively, and an increase in Depreciation and amortization expenses of $259,600 and $382,000, respectively.

The resulting pro forma net income (loss) and net income (loss) per share for years 2002 and 2001 is as follows:

	2002 $	2001 $
Pro forma net income (loss) attributable to common shareholders	6,865,700	(6,100,300)
Pro forma net income (loss) per common share		
Basic	0.10	(0.09)
Diluted	0.09	(0.09)

Had FAS 143 been in effect as at January 1, 2001, the amount of the liability recorded as at December 31, 2003, 2002 and 2001 for purposes of U.S. GAAP would have amounted to $2,539,100, $2,090,000 and $2,009,700, respectively.

(j) New accounting standards

Under Staff Accounting Bulletin 74, the Company is required to disclose certain information related to new accounting standards which have not yet been adopted due to delayed effective dates.

Canadian GAAP standards

In 2003, the CICA issued Handbook Section 3110, "Asset Retirement Obligations," which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the related asset retirement costs. This new Section is effective for the Company's 2004 fiscal year and harmonizes Canadian requirements with existing U.S. GAAP. The adoption of this Section on January 1, 2004 is expected to result in the cumulative effect of an accounting change of $0.2 million being recognized as a charge to opening retained earnings, the recognition of an additional liability of $0.1 million, the recognition of a fixed asset of $0.4 million, the recognition of a cumulative foreign exchange adjustment of $0.1 million and the recognition of a future tax asset and a valuation allowance of $0.1 million.

In September 2003, the CICA amended Section 3870, "Stock-based Compensation and Other Stock-based Payments," to require that all transactions whereby goods and services are received in exchange for stock-based compensation and other payments, result in expenses that should be recognized in the financial statements, and that this requirement would be applicable for financial periods beginning on or after January 1, 2004. The effect of the proposed amendment is to require the recognition of expenses for employee stock-based compensation transactions. The amended Section 3870 provided three alternatives for adopting the amendment; the Company has elected to retroactively adopt the amendment, with restatement of prior periods, effective January 1, 2004 for all employee stock options granted or modified by the Company since inception of the employee stock option plans in July 1994. The impact of this change for December 31, 2003 will be a decrease in Net income (loss) of $915,000 (2002 - $214,900; 2001 - $464,200). The effect as at January 1, 2004 is an increase to Common shares, Deficit and Employee stock options of $4,570,000, $10,793,200 and $6,223,200, respectively.

In 2003, the CICA issued Accounting Guideline AcG-15, "Consolidation of Variable Interest Entities," to provide guidance for applying the principles in Handbook Section 1590, "Subsidiaries," to certain entities. Although the CICA is contemplating amendments to the Guideline, it is expected to be effective for the Company's 2005 fiscal year. The Company will review AcG-15, the impact of the Guideline, if any, on the Company's consolidated financial statements when the CICA issues the amended Guideline.

In 2003, the CICA finalized amendments to Accounting Guideline AcG-13, "Hedging Relationships" that clarified certain of the requirements in AcG-13 and provided additional application guidance. AcG-13 is applicable for the Company's 2004 fiscal year. As a result of AcG-13, the Company will mark to market its derivative financial instruments beginning January 1, 2004.

U.S. GAAP standards

In 2003, the FASB amended Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46R"). FIN 46R requires that a variable interest entity ("VIE") be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE's activities and/or is entitled to receive a majority of the VIE's residual returns. For the Company, the requirements of FIN 46R apply to VIEs created after January 31, 2003. For VIEs created before January 31, 2003, the requirements of FIN 46R apply as of December 31, 2004 for a VIE that does not meet the definition of a special-purpose entity ("SPE") and as of January 1, 2004 for a VIE that is an SPE.

The Company has reviewed FIN 46R and has determined that there will not be any impact as a result of this pronouncement on the Company's consolidated financial statements.

17. SIGNIFICANT CUSTOMERS

For the year ended December 31, 2003, sales to the Company's two largest customers amounted to 72% and 28% of total gold sales revenues (2002 - 2 customers for 60% and 40%; 2001 - 2 customers for 62% and 38%).

Corporate Information

Directors

Juan Herrero Abelló [2,3]
Madrid, Spain

Anthony H. Bloom [1,2,3]
London, England

Chris I. von Christierson
London, England

John W. W. Hick [1,2,3,4]
Toronto, Canada

Alberto Lavandeira [5]
Salas, Spain

David N. Murray O.B.E. [4,5]
London, England

Rupert Pennant-Rea [1,3]
London, England

Hugh R. Snyder [4,5]
Toronto, Canada

Committees of the Board of Directors

1 Audit Committee
2 Compensation Committee
3 Corporate Governance Committee
4 Environmental, Health and Safety Committee
5 Technical and Projects Committee

Officers

Chris I. von Christierson
Chairman

Alberto Lavandeira
President and Chief Executive Officer

Omar Gómez
Chief Financial Officer

Alan Riles
Chief Operating Officer

Javier Colilla
Senior Vice President, Corporate

Robert van Doorn
Executive Vice President, Business Development

Eugene D. Spiering
Vice President, Exploration

John H. Craig
Corporate Secretary

Senior Personnel

César Castañón
Manager, Mining

Emilio Hormaeche
Manager, Project Development

Luis Rodríguez Pevida
Manager, Exploration

Head Office

Avda. del Llaniello, 13-Bajo
33860 Salas, Asturias, Spain
Tel: (34) 98 583 1500
Fax: (34) 98 583 2159
Email: ofisalas@rngm.es

Madrid Office

Avenida de Burgos, 19
Edificio Triada,
Torre B-5 pl. izda
28036 Madrid, Spain
Tel: (34) 91 383 2244
Fax: (34) 91 383 8225
Email: ofimadrid@rngm.es

Investor Relations

Laurie Gaborit
1880 Queen Street East
P.O. Box 807
Toronto, Ontario M4L 1H2
Tel: (416) 686 0386
Fax: (416) 686 6326
Email: gold@rionarcea.com

Exchange Listing

Toronto Stock Exchange
Symbol: RNG

American Stock Exchange
Symbol: RNO

Transfer Agent and Registrar

Computershare Trust Company of Canada
Toronto, Ontario

Registered Office

Scotia Plaza, Suite 2100
40 King Street West
Toronto, Ontario M5H 3C2

Auditors

Ernst & Young LLP
Toronto, Ontario

Legal Counsel

Cassels Brock & Blackwell LLP
Toronto, Ontario

Form 40-F:

A copy of the Company's Annual Report on Form 40-F filed with the SEC is available upon request from the Investor Relations department.

Corporate Governance

Please refer to Rio Narcea's Notice of 2004 Annual Meeting of Shareholders and Management Proxy Circular for the Company's report on Corporate Governance.

Rio Narcea Gold Mines, Ltd.

A GROWING mineral resource company

Annual Meeting

Tuesday, June 1, 2004,
10:00 am, Toronto Hilton, Governor General Suite,
145 Richmond Street West, Toronto, Ontario,
Canada

RIO NARCEA Gold Mines, Ltd.

Head Office

Tel: (34) 98 583 1500
Fax: (34) 98 583 2159
Email: ofisalas@rngm.es

Investor Relations

Tel: (416) 686 0386
Fax: (416) 686 6326
Email: gold@rionarcea.com

www.rionarcea.com

Corporate Information

Directors

Juan Herrero Abelló [2, 3]
Madrid, Spain

Anthony H. Bloom [1, 2, 3]
London, England

Chris I. von Christierson
London, England

John W. W. Hick [1, 2, 3, 4]
Toronto, Canada

Alberto Lavandeira [5]
Salas, Spain

David N. Murray O.B.E. [4, 5]
London, England

Rupert Pennant-Rea [1, 3]
London, England

Hugh R. Snyder [4, 5]
Toronto, Canada

Committees of the Board of Directors

1 Audit Committee
2 Compensation Committee
3 Corporate Governance Committee
4 Environmental, Health and Safety Committee
5 Technical and Projects Committee

Officers

Chris I. von Christierson
Chairman

Alberto Lavandeira
President and CEO

Omar Gómez
Chief Financial Officer

Alan Riles
Chief Operating Officer

Javier Colilla
Senior Vice President, Corporate

Robert van Doorn
Executive Vice President, Business Development

Eugene D. Spiering
Vice President, Exploration

John H. Craig
Corporate Secretary

Senior Personnel

César Castañón
Manager, Mining

Emilio Hormaeche
Manager, Project Development

Luis Rodríguez Pevida
Manager, Exploration

Head Office

Avda. del Llaniello, 13-Bajo
33860 Salas, Asturias, Spain
Tel: (34) 98 583 1500
Fax: (34) 98 583 2159
Email: ofisalas@rngm.es

Madrid Office

Avenida de Burgos, 19
Edificio Triada, Torre B-5 pl. izda
28036 Madrid, Spain
Tel: (34) 91 383 2244
Fax: (34) 91 383 8225
Email: ofimadrid@rngm.es

Investor Relations

Laurie Gaborit
1880 Queen Street East
P.O. Box 807
Toronto, Ontario M4L 1H2
Tel: (416) 686 0386
Fax: (416) 686 6326
Email: gold@rionarcea.com

Exchange Listing

Toronto Stock Exchange
Symbol: RNG

American Stock Exchange
Symbol: RNO

Transfer Agent and Registrar

Computershare Trust Company of Canada
Toronto, Ontario

Registered Office

Scotia Plaza, Suite 2100
40 King Street West
Toronto, Ontario M5H 3C2

Auditors

Ernst & Young LLP
Toronto, Ontario

Legal Counsel

Cassels Brock & Blackwell LLP
Toronto, Ontario

Form 40-F:

A copy of the Company's Annual Report on Form 40-F filed with the SEC is available upon request from the Investor Relations department.

Corporate Governance

Please refer to Rio Narcea's Notice of 2004 Annual Meeting of Shareholders and Management Proxy Circular for the Company's report on Corporate Governance.

Printed in Canada on paper containing recycled fibres and using vegetable based inks.

Production: Walter J. Mishko & Co. Inc.
Editorial Services: Steven A. Dawson
Design: Goodhoofd Inc.

Share Trading Information
Toronto Stock Exchange (TSX) RNG

	High (CDN$)	*Low (CDN$)*	*Common Shares Volume (thousands)*
2003			
First Quarter	2.50	1.90	24,591
Second Quarter	2.66	1.96	13,516
Third Quarter	3.20	2.10	35,604
Fourth Quarter	4.10	2.80	52,791
2002			
First Quarter	1.20	0.46	11,376
Second Quarter	2.05	0.80	14,734
Third Quarter	1.90	0.95	11,313
Fourth Quarter	2.33	1.21	9,902

Rio Narcea Gold Mines, Ltd.

A GROWING mineral resource company

RIO NARCEA Gold Mines, Ltd.

Head Office
Tel: (34) 98 583 1500
Fax: (34) 98 583 2159
Email: ofisalas@rngm.es

Investor Relations
Tel: (416) 686 0386
Fax: (416) 686 6326
Email: gold@rionarcea.com

www.rionarcea.com